FACILITY AGREEMENT

DATED 17 DECEMBER 2025

USD75,000,000 REVOLVING CREDIT FACILITY

for

ASANKO GOLD GHANA LT

(as borrower)

arranged by

FIRSTRAND BANK LIMITED
(ACTING THROUGH ITS RAND MERCHANT BANK DIVISION)

(as initial mandated lead arranger)

with

FIRSTRAND BANK LIMITED
(ACTING THROUGH ITS RAND MERCHANT BANK DIVISION)

(as facility agent)

FIRSTRAND BANK LIMITED
(ACTING THROUGH ITS RAND MERCHANT BANK DIVISION)

(as security agent)

THIS AGREEMENT is dated 17 December 2025 and made between:

(1) ASANKO GOLD GHANA LTD, a company incorporated under the laws of Ghana with registration number CS550192015, as borrower (the Borrower);

(2) THE ENTITIES listed in Part B of Schedule 1 (The Parties) as guarantors (the Original Guarantors);

(3) FIRSTRAND BANK LIMITED (ACTING THROUGH ITS RAND MERCHANT BANK DIVISION) as arranger (the Initial Mandated Lead Arranger);

(4) THE FINANCIAL INSTITUTIONS listed in Part C of Schedule 1 (The Parties) as original lenders (the Original Lenders);

(5) FIRSTRAND BANK LIMITED (ACTING THROUGH ITS RAND MERCHANT BANK DIVISION) as agent of the other Finance Parties (the Facility Agent); and

(6) FIRSTRAND BANK LIMITED (ACTING THROUGH ITS RAND MERCHANT BANK DIVISION) as security agent for the other Finance Parties (the Security Agent).

IT IS AGREED as follows:

SECTION 1
INTERPRETATION

1 Definitions and Interpretation

1.1 Definitions

In each Finance Document, unless otherwise expressly stated to the contrary in a Finance Document:

1.1.1 Accession Letter means a document substantially in the form set out in Schedule 9 (Form of Accession Letter).

1.1.2 Acceptable Refinery means each of the following refineries:

(a) Rand Refinery (Republic of South Africa);

(b) Valcambi, S.A. (Switzerland);

(c) Metalor Technologies (Switzerland);

(d) Aurubis AG (Germany);

(e) T.C.A S.p.A (Italy);

(f) Umicore (Belgium);

(g) Sumitomo (Japan);

(h) CCR (Glencore - Canada);

(i) Royal Canadian Mint (Ottawa);

(j) IGR Metals Trading (Turkey, India);

(k) MKS PAMP Group (Switzerland, India); and

(l) The Perth Mint (Australia).

1.1.3 Account Bank means each of the Offshore Account Bank and Onshore Account Bank.

1.1.4 Account Control Confirmation means the Australian law governed notice and acknowledgement dated on or around the date hereof in relation to the Gold Proceeds Account and the Gold Metals Account.

1.1.5 Additional Guarantor means a company which becomes an Additional Guarantor in accordance with:

(a) Clause 21.13.2 (Acquisitions); or

(b) Clause 24 (Changes to the Obligors).

1.1.6 Administrative Party means the Security Agent, the Initial Mandated Lead Arranger or the Facility Agent.

1.1.7 Affiliate means, in relation to any person, a Subsidiary of that person or a Holding Company of that person, or any other Subsidiary of that Holding Company.

1.1.8 Agreement means this facility agreement and its schedules.

1.1.9 Assignment Agreement means an agreement substantially in the form set out in Schedule 5 (Form of Assignment Agreement) or any other form agreed between the relevant assignor, assignee and the Facility Agent.

1.1.10 Auditors means any one of PwC, EY, KPMG or Deloitte.

1.1.11 Authorisation means an authorisation, consent, approval, resolution, licence, permit, exemption, filing, notarisation, lodgement or registration.

1.1.12 Availability Period means the period from and including the Closing Date to and including the earlier of:

(a) the date on which the available Facility is cancelled in full; and

(b) the date falling one month prior to the Final Maturity Date.

1.1.13 Available Commitment means a Lender's Commitment minus:

(a) the amount of its participation in any outstanding Loans; and

(b) in relation to any proposed Utilisation, the amount of its participation in any Loans that are due to be made on or before the proposed Utilisation Date,

other than that Lender's participation in any Loans that are due to be repaid or prepaid on or before the proposed Utilisation Date.

1.1.14 Available Facility means the aggregate for the time being of each Lender's Available Commitment.

1.1.15 Bonte Royalty Agreement means the royalty agreement dated on or about March 1990 between The Government of the Republic of Ghana (as the recipient) and the Borrower (as the payor).

1.1.16 Borrowers And Lenders Act means the Borrowers and Lenders Act, 2020 (Act 1052) of Ghana or any statutory modification or re-enactment thereof.

1.1.17 Break Costs means the amount (if any) by which:

(a) the interest (excluding the Margin) which a Lender should have received for the period from the date of receipt of an amount repaid or prepaid in respect of any part of its participation in a Loan or Unpaid Sum to the last day of the current Interest Period for that Loan or Unpaid Sum, had the principal amount of that Loan or Unpaid Sum received been paid on the last day of that Interest Period;

exceeds:

(b) the amount which that Lender would be able to obtain by placing an amount equal to the principal amount of the Loan or Unpaid Sum received by it on deposit with a leading bank in the London interbank market for a period starting on the Business Day following receipt or recovery and ending on the last day of the current Interest Period.

1.1.18 Business Day means a day (other than a Saturday, a Sunday or official public holiday) on which banks are open for general business in London, Accra, Johannesburg, the Isle of Man and Vancouver, British Columbia.

1.1.19 Cedi or GHS means Ghanaian Cedi, the lawful currency of the Republic of Ghana.

1.1.20 Closing Date means the date on which the Facility Agent issues the notice contemplated by Clause 4.1 (Initial conditions precedent).

1.1.21 Commitment means:

(a) in relation to an Original Lender, the amount set opposite its name under the heading Commitment in Schedule 1 (The Parties); and

(b) in relation to any other Lender, the amount of any Commitment transferred to it under this Agreement,

to the extent not cancelled, reduced or transferred by it under this Agreement.

1.1.22 Compensation Proceeds means any compensation received by an Obligor in connection with any Expropriation Event, after deducting (a) the amount, if any, of all Taxes paid or payable by such Obligor in connection with such Expropriation Event, and (b) the reasonable costs and expenses incurred by such Obligor in connection with such compensation, provided that the aggregate net value of such compensation is at least USD1,000,000.

1.1.23 Compliance Certificate means a certificate substantially in the form set out in Schedule 6 (Form of Compliance Certificate).

1.1.24 Confidential Information means all information relating to the Borrower, any Obligor, the Group, the Finance Documents or the Facility of which a Finance Party becomes aware in its capacity as, or for the purpose of becoming, a Finance Party or which is received by a Finance Party in relation to, or for the purpose of becoming a Finance Party under, the Finance Documents or the Facility from either:

(a) any member of the Group or any of its advisers; or

(b) another Finance Party, if the information was obtained by that Finance Party directly or indirectly from any member of the Group or any of its advisers,

in whatever form, and includes information given orally and any document, electronic file or any other way of representing or recording information which contains or is derived or copied from that information but excludes:

(c) information that:

(i) is or becomes public information other than as a direct or indirect result of any breach by that Finance Party of Clause 35 (Confidential Information); or

(ii) is identified in writing at the time of delivery as non-confidential by any member of the Group or any of its advisers; or

(iii) is known by that Finance Party before the date the information is disclosed to it in accordance with paragraphs (a)or (b) or is lawfully obtained by that Finance Party after that date, from a source which is, as far as that Finance Party is aware, unconnected with the Group and which, in either case, as far as that Finance Party is aware, has not been obtained in breach of, and is not otherwise subject to, any obligation of confidentiality; and

(iv) any Funding Rate.

1.1.25 Confidentiality Undertaking means a written confidentiality undertaking substantially in the recommended form of the Loan Market Association or in any other form agreed between the Borrower and the Facility Agent.

1.1.26 Credit Party means each Obligor, other than Galiano Gold (Canada).

1.1.27 Default means:

(a) an Event of Default; or

(b) any event or circumstance specified in Clause 22 (Events of Default) which would (with the expiry of any applicable grace period, the giving of notice, the making of any determination under the Finance Documents or any combination of any of the foregoing) be an Event of Default.

1.1.28 Discharge Date means the date on which:

(a) the Facility Outstandings have been irrevocably and unconditionally finally paid and discharged in full (whether or not as a result of enforcement); and

(b) no Finance Party has any commitment whatsoever to provide finance or any other form of credit or financial accommodation to any person under any Finance Document.

1.1.29 Disposal means a sale, lease, licence, transfer, loan or other disposal by a person of any asset, undertaking or business (whether by a voluntary or involuntary single transaction or series of transactions).

1.1.30 Disposal Proceeds means any net amounts received by an Obligor for any Disposal made by that Obligor (except for any Excluded Disposal Proceeds), after deducting (a) the amount, if any, of all Taxes paid or payable by such Obligor in connection with such Disposal, (b) the reasonable costs and expenses incurred by such Obligor in respect of such Disposal, and (c) any reserves established in accordance with IFRS in connection with any such Disposal;

1.1.31 Disruption Event means either or both of:

(a) a material disruption to those payment or communications systems or to those financial markets which are, in each case, required to operate in order for payments to be made in connection with the Facility (or otherwise in order for the transactions contemplated by the Finance Documents to be carried out) which disruption is not caused by, and is beyond the control of, any of the Parties; or

(b) the occurrence of any other event which results in a disruption (of a technical or systems-related nature) to the treasury or payments operations of a Party preventing that, or any other Party:

(i) from performing its payment obligations under the Finance Documents; or

(ii) from communicating with other Parties in accordance with the terms of the Finance Documents,

and which (in either such case) is not caused by, and is beyond the control of, the Party whose operations are disrupted.

1.1.32 Distributions means:

(a) any declaration of, or payment of dividends or other distribution (whether in cash or in kind) and any bonus issue or any return of capital including any payment in respect, or on the redemption, of any share capital whether at a premium or otherwise;

(b) any payment of interest, principal or any other amount in respect of shareholder or intercompany loans or in respect of any Financial Indebtedness owed by the Borrower to any Affiliate, including any purchase by the Borrower of any shareholder or intercompany loans or such Financial Indebtedness;

(c) any payment or discharge by way of set-off, counterclaim or otherwise in respect of Financial Indebtedness made by the Borrower to an Affiliate or in respect of shareholder or intercompany loans; or

(d) any payment of any management, advisory or other fee to or to the order of any of the direct or indirect shareholders of the Borrower.

1.1.33 Dutch Migration means the migration, reorganization, continuation or other similar transaction involving the conversion of Galiano Gold (Netherlands) into (i) firstly, a company incorporated under the laws of Malta, and (ii) subsequently, a company incorporated under the federal laws of Canada or a Province thereof.

1.1.34 Environment means humans, animals, plants and all other living organisms including the ecological systems of which they form part and the following media:

(a) air (including, without limitation, air within natural or man-made structures, whether above or below ground);

(b) water (including, without limitation, territorial, coastal and inland waters, water under or within land and water in drains and sewers); and

(c) land (including, without limitation, land under water).

1.1.35 Environmental Claim means any claim, proceeding, formal notice or investigation by any person in respect of any Environmental Law.

1.1.36 Environmental Law means any applicable law or regulation which relates to:

(a) the pollution or protection of the Environment;

(b) harm to or the protection of human health;

(c) the conditions of the workplace; or

(d) the generation, handling, storage, use, release, emission or spillage of any substance which, alone or in combination with any other, is capable of causing harm to the Environment, including, without limitation, any waste.

1.1.37 Environmental Permit means any permit or other Authorisation and the filing of any notification, report or assessment required under any Environmental Law for the operation of the business of any Obligor conducted on or from any of the properties owned or used by any Obligor.

1.1.38 Event of Default means any event or circumstance specified as such in Clause 22 (Events of Default).

1.1.39 Excluded Disposal Proceeds means:

(a) the proceeds of any Disposal which is a Disposal of assets made in the ordinary course of business of the disposing entity and on arm's length terms;

(b) the proceeds of any Disposal which is a Disposal of an asset (whether tangible personal property or of any fixed asset) that is obsolete, no longer useful for its intended purpose or being replaced in the ordinary course of business;

(c) the proceeds of any Disposal which is a Disposal of an asset from an Obligor to another Obligor;

(d) the proceeds of any Disposal which is otherwise permitted under the Finance Documents, and which the Borrower notifies the Facility Agent are applied, or are committed to be applied, or are designated by the Borrower for application in, the purchase of other assets of comparable or superior quality and having equivalent purpose to the assets disposed of, in each case, within 180 days (or such longer period as the Facility Agent may agree) following receipt; or

(e) the proceeds of any individual Disposal (or portion of such proceeds) (not falling within paragraph (a), (b) or (c) above) where such proceeds when aggregated with the proceeds of all other such Disposals made over the life of the Facility up to that point, do not exceed USD15,000,000 (or its equivalent in any other currency).

1.1.40 Excluded Insurance Proceeds means any proceeds of an insurance claim which the Borrower notifies the Facility Agent are, or are to be, applied:

(a) to meet a third party claim;

(b) to cover operating losses in respect of which the relevant insurance claim was made (including all losses covered by any business interruption insurance);

(c) in covering losses relating to any public or general liability insurance claims of the Borrower; or

(d) in repair or reinstatement of the relevant Mine Assets, to the extent such proceeds are applied within 180 days of receipt and in accordance with a restoration plan adopted by Borrower.

1.1.41 Excluded Mining Leases means, collectively, the following lease arrangements:

(a) [Redacted - commercially sensitive];

(b) [Redacted - commercially sensitive]; and

(c) [Redacted - commercially sensitive].

1.1.42 Existing BMO Credit Card Facilities means the corporate credit card facilities issued by Bank of Montreal to Galiano Gold (Canada) in a maximum aggregate principal amount not to exceed USD250,000.

1.1.43 Existing Hedging Arrangement means the Existing [Redacted - commercially sensitive] Hedging Arrangement and the Existing RMB Hedging Arrangement.

1.1.44 Existing [Redacted - commercially sensitive] Hedging Arrangement means the existing Treasury Transaction entered into between the Borrower and [Redacted - commercially sensitive], as amended on or around the date hereof.

1.1.45 Existing Reclamation Bonds means, collectively:

(a) [Redacted - commercially sensitive]; and

(b) [Redacted - commercially sensitive],

as each may be amended, renewed, restated or extended.

1.1.46 Existing RMB Hedging Arrangement means the existing Treasury Transaction entered into between the Borrower and FirstRand Bank Limited (acting through its Rand Merchant Bank Division) as amended on or around 22 October 2025.

1.1.47 Existing Royalty Agreements means, collectively, the Bonte Royalty Agreement, the Gold Fields Royalty Agreement and the [Redacted - commercially sensitive] Royalty Agreement.

1.1.48 Existing Royalty Obligations means all of the Borrower's present and future obligations and liabilities to pursuant to the Existing Royalty Agreements.

1.1.49 Expropriation Event means any expropriation, nationalisation, attachment, sequestration or execution or other action that affects any assets of any Obligor under a writ of execution which are material to the operation of the business of that Obligor (which shall, for the avoidance of doubt, including the Mine Assets), unless such event has been stayed or has been fulfilled within 90 days of commencement of such event.

1.1.50 Facility means the revolving credit facility made available under this Agreement as described in Clause 2 (The Facility).

1.1.51 Facility Outstandings means at any time, the aggregate of all amounts of loan principal, accrued interest, Break Costs, fees and all other amounts outstanding under the Finance Documents (including, without limitation, any claim for direct damages, restitution or enrichment, any claim as a result of any recovery by an Obligor or another person of a payment or discharge under the Finance Documents on the grounds of preference, and each amount which would be included in any of the above but for any discharge, non-provability or unenforceability of a claim in any insolvency or other proceedings).

1.1.52 Fee Letter means any letter or letters entered into by reference to this Agreement between one or more Administrative Parties and the Borrower setting out any of the fees referred to in Clause 12 (Fees).

1.1.53 Final Maturity Date means the date falling forty-eight (48) months after the Closing Date.

1.1.54 Finance Document means:

(a) this Agreement;

(b) each Security Document;

(c) the Subordination Deed;

(d) any Secured Hedging Agreement;

(e) any Accession Letter;

(f) any Fee Letter;

(g) the Guarantee;

(h) the Hedging Intercreditor Agreement;

(i) the Stamp Duty Reserve Account Agreement;

(j) a Transfer Certificate;

(k) an Assignment Agreement;

(l) any Utilisation Request;

(m) a Compliance Certificate;

(n) the Account Control Confirmation;

(o) any document amending any Finance Document referred to in paragraphs (a) to (o); and

(p) any other document designated as such by the Facility Agent and the Borrower.

1.1.55 Finance Party means a Lender, a Secured Hedging Counterparty, an Administrative Party or the Stamp Duty Reserve Account Bank.

1.1.56 Financial Indebtedness means any indebtedness for or in respect of:

(a) moneys borrowed, credit provided and debit balances at financial institutions;

(b) any amount raised by acceptance under any acceptance credit facility or dematerialised equivalent;

(c) any amount raised pursuant to any note purchase facility or the issue of bonds, notes, debentures, loan stock or any similar instrument;

(d) the amount of any liability in respect of any lease or hire purchase contract which would, in accordance with IFRS, be treated as a balance sheet liability, but excluding, for greater certainty, notwithstanding the changes to the treatment of leases as a consequence of IFRS Rule 16, a lease (regardless of when entered into) that would not have qualified as a "capital lease" prior to the implementation of such rule (including for the purposes of calculating or determining any financial definition, ratio, test or covenant hereunder);

(e) receivables sold or discounted (other than any receivables to the extent they are sold on a non-recourse basis);

(f) any amount raised under any other transaction (including any forward sale or purchase agreement) of a type not referred to in any other paragraph of this definition having the commercial effect of a borrowing;

(g) any derivative transaction entered into in connection with protection against or benefit from fluctuation in any rate or price (and, when calculating the value of that derivative transaction, only the marked to market value (or, if any actual amount is due as a result of the termination or close-out of that derivative transaction, that amount) shall be taken into account);

(h) any amount raised by the issue of a share which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) is mandatorily redeemable or redeemable at the option of its holder;

(i) any counter-indemnity obligation in respect of a guarantee, indemnity, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution; and

(j) the amount of any liability in respect of any guarantee or indemnity for any of the items referred to in paragraphs (a) to (i).

1.1.57 Financial Model means the cash flow model in the agreed form and as represented at the Closing Date by the Original Financial Model, as revised from time to time in accordance with Clause 19.8 (Financial Model and Mine Plan).

1.1.58 Force Majeure Event means the following force majeure events affecting the Borrower or the Mine:

(a) acts of God;

(b) flood, fire, earthquake and other disaster(s) or catastrophe(s) or explosion;

(c) declaration of war on a national scale, invasion, terrorist threats or acts;

(d) government order, law or actions;

(e) embargoes or blockades in effect after the date of this Agreement; and

(f) national emergency or emergency in the region of the Mine,

which, in each case, materially prejudicially affects the ability of the Borrower to meet its payment or other obligations under the Finance Documents.

1.1.59 Funding Rate means any individual rate notified by a Lender to the Facility Agent pursuant to Clause 10.3.1(b) (Cost of funds).

1.1.60 Galiano Gold (Canada) means Galiano Gold Inc., incorporation number BC1173573 and business number 887530921 BC0002, a company incorporated under the laws of the Province of British Columbia.

1.1.61 Galiano Gold (IOM) means Galiano Gold (Isle of Man) Ltd., registration number 018692V, a company incorporated under the laws of Isle of Man.

1.1.62 Galiano Gold (Netherlands) means, (a) initially, Galiano Gold Netherlands B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands, having its corporate seat (statutaire zetel) in Leiden, the Netherlands and its registered office at 1133 Melville Street, Suite 3500, The Stack, Vancouver, British Columbia, V6E 4E5, Canada, registered with the Chamber of Commerce (Kamer van Koophandel) under establishment number 00003779866, (b) as of the Closing Date, 13579 Holding Limited, a company incorporated under the laws of Malta, with registered office at 1133 Melville Street, Suite 3500, Vancouver, BC V6E 4E5, and (c) following the completion of the Dutch Migration, a company to be incorporated under the laws of Canada or a Province thereof.

1.1.63 Galiano Gold (Netherlands) Security Documents means:

(a) a first ranking Security Interest(s) governed by Canadian law over all the shares in the capital of Galiano Gold (Netherlands);

(b) a Security Interest(s) governed by applicable law over all present and future assets of Galiano Gold (Netherlands), including:

(i) all its rights and interests arising in connection with any shareholder or intercompany loan made among the Obligors; and

(ii) all its other movable assets and personal property; and

(c) a Security Interest(s) governed by the laws of Ghana over all the shares, securities and other ownership interest which it holds in the Borrower (the Galiano Gold (Netherlands) Share Pledge);

1.1.64 Galiano International (IOM) means Galiano International (Isle of Man) Ltd., registration number 018691V, a company incorporated under the laws of Isle of Man.

1.1.65 Ghanaian Security Amendment Agreements has the meaning given to such term in Clause 21.28 (Stamp Duty).

1.1.66 Gold Fields (BVI) means Gold Fields Orogen Holding (BVI) Limited, a company incorporated under the laws of the British Virgin Islands.

1.1.67 Gold Fields Royalty Agreement means the royalty agreement dated as of 4 March 2024 between Gold Fields (BVI) (as the recipient) and the Borrower (as the payor).

1.1.68 Gold Fields Vendors means Gold Fields Netherlands Services B.V. and Gold Fields (BVI).

1.1.69 Gold Proceeds Account means the USD denominated account with account no. [Redacted - confidential] in the name of the Borrower held with Macquarie Bank Limited.

1.1.70 Gold Metals Account means the unallocated metal account with account no. [Redacted - confidential] in the name of the Borrower held with Macquarie Bank Limited.

1.1.71 Group means the Borrower, each Guarantor and each of their respective Subsidiaries from time to time.

1.1.72 Guarantee means the guarantee, undertaking and indemnity dated on or about the date hereof given by the Original Guarantors in favour of the Finance Parties.

1.1.73 Guarantor means an Original Guarantor or an Additional Guarantor.

1.1.74 Hedging Agreement means any agreement entered into in respect of a Treasury Transaction, including any ISDA Master Agreement, or schedule or confirmation thereto.

1.1.75 Hedging Intercreditor Agreement means the intercreditor agreement, dated on or around the date hereof, between, amongst others, the Security Agent, the Original Lender, and each Original Secured Hedging Counterparty as amended, supplemented or substituted from time to time.

1.1.76 Hedging Termination Amount means any amount falling due and payable by the Borrower to a Secured Hedging Counterparty under a Secured Hedging Agreement as a result of the termination or close out (whether partial or total) of that Secured Hedging Agreement or any transactions thereunder.

1.1.77 Hedging Protocol means the agreed hedging protocol as set out in Schedule 8 (Hedging Protocol) or any replacement protocol agreed between the Borrower and the Facility Agent.

1.1.78 Holding Company means, in relation to a company or corporation, any other company or corporation in respect of which it is a Subsidiary.

1.1.79 IFRS means international accounting standards within the meaning of IAS Regulation (EC) No 1606/2002 of the European Parliament and of the Council of the European Union, to the extent applicable to the relevant financial statements.

1.1.80 Initial Stamped Amount means, in relation to any Security Document governed by the laws of Ghana, an amount equal to USD[Redacted - commercially sensitive], being the amount in respect of which stamp duty shall be assessed and paid by the Borrower on each such Security Document governed by the laws of Ghana for the purpose of initially perfecting such Security Documents governed by the laws of Ghana prior to the occurrence of an Up-stamping Event.

1.1.81 Insurance means any contract or policy of insurance or reinsurance taken out by or on behalf of a person or under which it has a right to claim including, without limitation, those that the Borrower is required to procure and maintain in accordance with Clause 21.19 (Insurance).

1.1.82 Insurance Proceeds means any amount payable by insurers pursuant to a claim made under the Insurances, having a net value of at least USD1,000,000 when aggregated with any amounts paid or payable by the insurers in respect of any claim(s) that have been made in relation to the same event or circumstance, including proceeds of claims, return premiums and ex gratia payments (other than any Excluded Insurance Proceeds), after deducting (a) the amount, if any, of all Taxes paid or payable by an Obligor in connection with such Insurance, and (b) the reasonable costs and expenses incurred by such Obligor in connection with such payment.

1.1.83 Intellectual Property Rights means:

(a) any know-how, patent, trade mark, service mark, design, invention, trading or business name, domain name, topographical or similar right;

(b) any copyright, data base or other intellectual property right; or

(c) any interest and rights to use (including by way of licence) in the above,

in each case whether registered or not, and includes any related application.

1.1.84 Interest Period means, in relation to a Loan, each period determined in accordance with Clause 9 (Interest Periods) and, in relation to an Unpaid Sum, each period determined in accordance with Clause 8.3 (Default interest).

1.1.85 Interpolated Historic Term SOFR means, in relation to any Loan, the rate (rounded to the same number of decimal places as the Term SOFR) which results from interpolating on a linear basis between:

(a) either:

(i) the most recent Term SOFR (as of a day which is not more than three US Government Securities Business Days before the Quotation Day) for the longest period (for which Term SOFR is available) which is less than the Interest Period of that Loan; or

(ii) if no such Term SOFR is available for a period which is less than the Interest Period of that Loan, the most recent Overnight SOFR for a day which is not more than five, and not less than two, US Government Securities Business Days before the Quotation Day; and

(b) the most recent Term SOFR (as of a day which is not more than three US Government Securities Business Days before the Quotation Day) for the shortest period (for which Term SOFR is available) which exceeds the Interest Period of that Loan.

1.1.86 Interpolated Term SOFR means, in relation to any Loan, the rate (rounded to the same number of decimal places as Term SOFR) which results from interpolating on a linear basis between:

(a) either:

(i) Term SOFR (as at 11h00 on the Quotation Day for USD) for the longest period (for which the Term SOFR is available) which is less than the Interest Period of that Loan; and

(ii) if no such Term SOFR is available for the period which is less than the Interest Period of that Loan, Overnight SOFR for the day that is two US Governmental Securities Business Days before the Quotation Day; and

(b) Term SOFR as at 11h00 on the Quotation Day for USD) for the shortest period (for which Term SOFR is available) which exceeds the Interest Period of that Loan.

1.1.87 ISDA Master Agreement means a 1992 ISDA Master Agreement or a 2002 ISDA Master Agreement.

1.1.88 Legal Reservations means:

(a) the principle that equitable remedies may be granted or refused at the discretion of a court and the limitation of enforcement by laws relating to insolvency, reorganisation and other laws generally affecting the rights of creditors;

(b) the time barring of claims under the Limitation Acts, the possibility that an undertaking to assume liability for or indemnify a person against nonpayment of UK stamp duty may be void and defences of set-off or counterclaim;

(c) similar principles, rights and defences under the laws of any Relevant Jurisdiction; and

(d) any other matters which are set out as qualifications or reservations as to matters of law of general application in any legal opinion delivered to the Facility Agent under Clause 4.1 (Initial conditions precedent).

1.1.89 Lender means:

(a) any Original Lender; and

(b) any bank, financial institution, trust, fund or other entity which has become a Party as a Lender in accordance with Clause 23 (Changes to the Lenders),

which in each case has not ceased to be a Lender in accordance with the terms of this Agreement.

1.1.90 Limitation Acts means the Limitation Act 1980 and the Foreign Limitation Periods Act 1984.

1.1.91 Loan means a loan made or to be made under the Facility, or the principal amount outstanding of that loan from time to time.

1.1.92 Majority Lenders means a Lender or Lenders whose Commitments aggregate more than 66.66 per cent. of the Total Commitments (or, if the Total Commitments have been reduced to zero, aggregated more than 66.66 per cent. of the Total Commitments immediately prior to the reduction).

1.1.93 [Redacted - commercially sensitive] Royalty Agreement means the net smelter return royalty agreement dated as of 26 October 2016 between [Redacted - commercially sensitive] (as the recipient) and the Borrower (as the payor).

1.1.94 Margin means, in respect of a Loan outstanding under the Facility (and subject to any adjustments required to be made under this Agreement from time to time):

(a) unless paragraph (b) below applies (and subject to paragraph (c) below), a rate per annum equal to 3.95 per cent;

(b) if, at any time prior to:

(i) the later of:

(A) the date on which the Second SPA Deferred Consideration Amount has been paid; and

(B) the date on which the Manx Security Perfection Steps have been completed,

the aggregate amount of cash held on deposit in the Transaction Bank Accounts (other than the Stamp Duty Reserve Account), the Gold Proceeds Account, and the Shika Group Account is less than USD [Redacted - commercially sensitive] at any such time, a rate per annum equal to 5.25 per cent at such time; and

(c) for so long as that Loan is subject to default interest in terms of Clause 8.3 (Default interest), the relevant rates set out above plus 2.00 per cent per annum.

1.1.95 Material Adverse Effect means a material adverse effect on:

(a) the business, operations, property, assets or condition (financial or otherwise) of any Obligor;

(b) the ability of any Obligor to perform any of its obligations under the Finance Documents to which it is a party;

(c) the legality, validity or enforceability of any of the Finance Documents or the rights or remedies of any Finance Party under any of the Finance Documents; or

(d) the legality, validity or enforceability of, or the effectiveness or ranking of, any Security Interest granted or purported to be granted pursuant to, any Finance Document.

1.1.96 Mine means the Asanko Gold Mine located in Asankrangwa Belt within the Kumasi Basin in Ghana.

1.1.97 Mine Assets means all assets of whatever nature required for the purposes of, or in connection with, the Mine (including the Mining Leases, land, plant, machinery, buildings and intellectual property rights) wherever they are situated and whether or not they are owned by the Borrower.

1.1.98 Mine Plan means, at any time, the then current life of mine plan (supported by proven and probable reserves) prepared by the Borrower, in respect of the Mine, as subsequently updated, supplemented or replaced from time to time in accordance with Clause 19.9 (Financial Model and Mine Plan).

1.1.99 Mining Leases means, collectively, the following lease arrangements:

(a) [Redacted - commercially sensitive];

(b) [Redacted - commercially sensitive];

(c) [Redacted - commercially sensitive];

(d) [Redacted - commercially sensitive] (the Esaase Mining Lease); and

(e) only to the extent that, following receipt of the notification in Clause 21.33.1, the Facility Agent (acting reasonably) considers that the declared reserves may prove to be significant or that there has been a material increase in the reserves of any tenement, in each case the subject of a Excluded Mining Lease, the relevant Excluded Mining Lease.

1.1.100 New Lender has the meaning given to that term in Clause 23 (Changes to the Lenders).

1.1.101 Obligor means the Borrower or each Guarantor.

1.1.102 Offshore Account Bank means First National Bank Ghana Ltd.

1.1.103 Offshore USD Account means the USD denominated account with account no. [Redacted - confidential] in the name of the Borrower held with the Offshore Account Bank.

1.1.104 Onshore Account Bank means First National Bank Ghana Ltd.

1.1.105 Onshore Cedi Account means the Cedi denominated account with account no. [Redacted - confidential] in the name of the Borrower held with the Onshore Account Bank.

1.1.106 Onshore USD Account means the USD denominated account with account no. [Redacted - confidential] in the name of the Borrower held with the Onshore Account Bank.

1.1.107 Original Financial Model means the cash flow model entitled [Redacted - confidential], which is based upon the Mine Plan and uses the monthly gold price assumptions provided by the Facility Agent, as delivered by the Borrower pursuant to paragraph 6.2 of Part A of Schedule 2 (Conditions Precedent).

1.1.108 Original Financial Statements means:

(a) in relation to the Borrower, its audited financial statements for its financial year ended 31 December 2024; and

(b) in relation to each Guarantor, its financial statements for its financial year ended 31 December 2024.

1.1.109 Original Secured Hedging Counterparty means Macquarie Bank Limited and FirstRand Bank Limited (acting through its Rand Merchant Bank Division).

1.1.110 Overnight SOFR means the secured overnight financing rate (SOFR) administered by the Federal Reserve Bank of New York (or any other person which takes over the administration of that rate) published (before any correction, recalculation or republication by the administrator) by the Federal Reserve Bank of New York (or any other person which takes over the publication of that rate).

1.1.111 Participating Member State means any member state of the European Union that has the Euro as its lawful currency in accordance with legislation of the European Union relating to Economic and Monetary Union.

1.1.112 Party means a party to this Agreement.

1.1.113 Payment Default Notice means any statutory payment default or acceleration notice to be provided by the Facility Agent to the Borrower under any bankruptcy, insolvency or creditor protection laws, rules or regulations in any Relevant Jurisdiction, including pursuant to Section 60 of the Borrowers And Lenders Act.

1.1.114 Permitted Reorganisation means:

(a) a reorganisation on a solvent basis of:

(i) a member of the Group or any of its Subsidiaries (other than Galiano Gold (Canada), any Credit Party or any Subsidiaries of a Credit Party); and

(ii) any Credit Party or its Subsidiaries where:

(A) no Default is then outstanding;

(B) all of the assets of that entity remain within Galiano Gold (Canada), a Credit Party or a Subsidiary of a Creditor Party and the value or percentage of any minority interest in that entity held by any person which is not a Galiano Gold (Canada), a Credit Party or a Subsidiary of a Creditor Party is not increased; and

(C) after the reorganisation the Finance Parties will enjoy (in the opinion of the Facility Agent, acting reasonably and supported by any professional opinions and reports requested by it) the same or equivalent guarantees from that entity (or its successor) and the same or equivalent Transaction Security over the same assets and over the shares in it (or in its successor) as the Finance Parties had before the reorganisation;

(b) the Dutch Migration; or

(c) any other reorganisation of one or more members of the Group approved by the Facility Agent.

1.1.115 Quarter Date means each 31 March, 30 June, 30 September and 31 December.

1.1.116 Quotation Day means, in relation to any period for which an interest rate is to be determined, two US Government Securities Business Days before the first day of that period (unless market practice differs in the relevant syndicated loans market, in which case the Quotation Day will be determined by the Facility Agent in accordance with that market practice (and if quotations would normally be given on more than one day, the Quotation Day will be the last of those days)).

1.1.117 Reference Rate means, in relation to any Loan:

(a) Term SOFR as of 11h00 on the Quotation Day for a period equal in length to the Interest Period of that Loan; or

(b) as otherwise determined pursuant to Clause 10.1 (Unavailability of Reference Rate),

and if, in either case, the rate is less than zero, the Reference Rate shall be deemed to be zero.

1.1.118 Related Fund in relation to a fund (the first fund), means a fund which is managed or advised by the same investment manager or investment adviser as the first fund or, if it is managed by a different investment manager or investment adviser, a fund whose investment manager or investment adviser is an Affiliate of the investment manager or investment adviser of the first fund.

1.1.119 Relevant Jurisdiction means, in relation to an Obligor:

(a) the jurisdiction under whose laws that Obligor is incorporated or established;

(b) any jurisdiction where any asset subject to or intended to be subject to the Transaction Security to be created by it is situated;

(c) any jurisdiction where it conducts its business; or

(d) the jurisdiction whose laws govern the perfection of any of the Security Documents entered into by it.

1.1.120 Repeating Representations means each of the representations and warranties set out in Clauses 18.1 (Status) to 18.6 (Governing law and enforcement), Clause 18.10 (No Default), Clause 18.11 (Information), Clause 18.12 (Financial statements), Clause 18.16 (Authorised Signatures), Clause 18.17 (No immunity), Clause 18.22 (Ranking), Clause 18.23 (Assets), Clause 18.28.2 (Other documents), Clause 18.29 (Sanctions) and Clause 18.30 (Transaction Bank Accounts).

1.1.121 Representative means any representative, delegate, agent, manager, administrator, receiver, receiver and manager, nominee, attorney, trustee or custodian.

1.1.122 Rollover Loan means one or more Loans:

(a) made or to be made on the same day that a maturing Loan is due to be repaid;

(b) the aggregate amount of which is equal to or less than the amount of the maturing Loan;

(c) that are in the same currency as the maturing Loan; and

(d) made or to be made to the Borrower for the purpose of refinancing a maturing Loan.

1.1.123 Sanctioned Entity means:

(a) a person, country or territory which is listed on a Sanctions List or is subject to Sanctions;

(b) a person which is ordinarily resident in a country or territory which is listed on a Sanctions List or is subject to Sanctions.

1.1.124 Sanctioned Transaction means the use of the proceeds of the Facility for the purpose of financing or providing any credit, directly or indirectly, to:

(a) a Sanctioned Entity; or

(b) any other person or entity, if a member of the Group has actual knowledge that the person or entity proposes to use the proceeds of the financing or credit for the purpose of financing or providing any credit, directly or indirectly, to a Sanctioned Entity, in each case to the extent that to do so is prohibited by, or would cause any breach of, Sanctions.

1.1.125 Sanctions means trade, economic or financial sanctions, laws, regulations, embargoes or restrictive measures imposed, administered or enforced from time to time by any Sanctions Authority.

1.1.126 Sanctions Authority means:

(a) the United Nations;

(b) the European Union;

(c) the Council of Europe (founded under the Treaty of London, 1946);

(d) the government of the United States of America;

(e) the government of the United Kingdom;

(f) the government of the Republic of France,

and any of their governmental authorities and agencies, including, without limitation, the Office of Foreign Assets Control for the US Department of Treasury (OFAC), the US Department of Commerce, the US State Department or the US Department of the Treasury, Her Majesty's Treasury (HMT) and the French Ministry of Finance.

1.1.127 Sanctions List means:

(a) the Specially Designated Nationals and Blocked Persons List maintained by OFAC;

(b) the Consolidated List of Financial Sanctions Targets and the Investments Ban List maintained by HMT,

and any similar list maintained, or a public announcement of a Sanctions designation made, by any Sanctions Authority, in each case as amended, supplemented or substituted from time to time.

1.1.128 Secured Hedging Agreement means any Hedging Agreement between an Obligor and a Secured Hedging Counterparty, entered into in accordance with the terms hereof and which is secured by the Transaction Security under the Security Documents.

1.1.129 Secured Hedging Counterparty means the Original Secured Hedging Counterparty and any Lender (or any of its Affiliates) who becomes a party to a Secured Hedging Agreement at any time after the Closing Date.

1.1.130 Secured Property means all of the assets of the Obligors which from time to time are, or are expressed to be, the subject of the Transaction Security.

1.1.131 Security Document means:

(a) each security agreement referred to in Schedule 11 (Original Transaction Security);

(b) any written notice to a third person of the Security Interests established under a security agreement set out in paragraph (a) and any written acknowledgement of that notice which is required to be delivered to the Facility Agent under that security agreement; or

(c) any other document evidencing or creating any guarantee or Security Interest over any asset of any Obligor to secure any obligation of any Obligor to a Finance Party under the Finance Documents.

1.1.132 Security Interest means:

(a) a mortgage bond, notarial bond, cession in security, pledge, hypothec, lien, charge, assignment or other security interest securing any obligation of any person or any other agreement or arrangement having a similar effect but excluding statutory preferences;

(b) any arrangement under which money or claims may be applied, set off or made subject to a combination of accounts so as to effect discharge of any sum owed or payable to any person; or

(c) any other type of preferential agreement or arrangement (including title retention) having an effect similar to the creation of a security interest.

1.1.133 Share Purchase Agreement means the share purchase agreement between Galiano Gold (Canada), Galiano Gold (IOM), Galiano International (IOM), as purchasers, and the Gold Fields Vendors, as vendors, dated December 20, 2023, as such agreement may be amended, supplemented or substituted from time to time.

1.1.134 Shika Group Account means the USD denominated account with account no. [Redacted - confidential] in the name of Shika Group Finance held with Barclays Bank PLC.

1.1.135 Shika Group Finance means Shika Group Finance Limited, registration number 016154V, a company incorporated under the laws of Isle of Man.

1.1.136 SPA Contingent Consideration means an amount of US$30,000,000 payable in cash by Galiano Gold (IOM) to Gold Fields (BVI) under the Share Purchase Agreement upon the production of an aggregate of 100,000 ounces of gold (calculated on a 100% basis and not an attributable ounce basis) in any form from the Nkran Deposit (as such term is defined in the Share Purchase Agreement), which shall be due and payable by Galiano Gold (IOM) to Gold Fields (BVI) within fifteen (15) Business Days (as such term is defined in the Share Purchase Agreement) following the end of the calendar quarter in which such 100,000 ounce threshold is achieved (such date, the SPA Contingent Consideration Payment Due Date).

1.1.137 SPA Deferred Consideration means an aggregate amount of (a) US$25,000,000 payable in cash by Galiano Gold (IOM) to Gold Fields (BVI) on December 31, 2025 (such date, the SPA Deferred Consideration Initial Portion Payment Due Date), and (b) US$30,000,000 (such amount, the Second SPA Deferred Consideration Amount) payable in cash by Galiano Gold (IOM) to Gold Fields (BVI) on December 31, 2026 (such date, together with the SPA Deferred Consideration Initial Portion Payment Due Date, the SPA Deferred Consideration Payment Due Dates), in each case under the Share Purchase Agreement.

1.1.138 SPA Payment Due Dates means, collectively, the SPA Contingent Consideration Payment Due Date and each SPA Deferred Consideration Payment Due Date.

1.1.139 Stamp Duty Act means the Stamp Duty Act, 2005 (Act 689) (as amended) or any statutory modification or re-enactment thereof.

1.1.140 Stamp Duty Reserve Account has the meaning given to it in paragraph 6.6 of Part A of Schedule 2 (Conditions Precedent).

1.1.141 Stamp Duty Reserve Account Agreement means the agreement entered into pursuant to by the Borrower, the Stamp Duty Reserve Account Bank and the Security Agent in relation to the operation of the Stamp Duty Reserve Account.

1.1.142 Stamp Duty Reserve Account Bank means First National Bank Ghana Ltd., as appointed pursuant to the Stamp Duty Reserve Account Agreement, or any successor account bank appointed thereunder.

1.1.143 Subordination Deed means the written subordination deed, dated on or around the date hereof, between Shika Group Finance, the Borrower and the Security Agent.

1.1.144 Subsidiary means in relation to any company, corporation or other legal entity (a holding company), a company, corporation or other legal entity:

(a) which is controlled, directly or indirectly, by the holding company;

(b) more than half the issued share capital of which is beneficially owned, directly or indirectly, by the holding company; or

(c) which is a subsidiary of another Subsidiary of the holding company,

and, for this purpose, a company or corporation shall be treated as being controlled by another if that other company or corporation is able to determine the composition of the majority of its board of directors or equivalent body.

1.1.145 Tax means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any penalty or interest payable in connection with any failure to pay or any delay in paying any of the same).

1.1.146 Term SOFR means the term SOFR reference rate administered by CME Group Benchmark Administration Limited (or any other person which takes over the administration of that rate) for the relevant period published by CME Group Benchmark Administration Limited (or any other person which takes over the publication of that rate).

1.1.147 Third Parties Act means the English Contracts (Rights of Third Parties) Act 1999

1.1.148 Total Commitments means the aggregate of the Commitments, being USD75,000,000 at the date of this Agreement.

1.1.149 Transaction Bank Accounts means:

(a) the Offshore USD Account;

(b) the Onshore USD Account;

(c) the Onshore Cedi Account;

(d) the Stamp Duty Reserve Account;

(e) the USD denominated account in the name of the Borrower held with Societe Generale Ghana Limited with account no. [Redacted - confidential];

(f) the USD denominated account in the joint name of the Borrower and the Environmental Protection Agency of Ghana held with Consolidated Bank Ghana Limited with account no. [Redacted - confidential];

(g) the USD denominated account in the joint name of the Borrower and the Environmental Protection Agency of Ghana held with Stanbic Bank Ghana Limited with account no. [Redacted - confidential];

(h) the following USD denominated account in the name of the Borrower held with the Stanbic Bank Ghana Limited with account nos.:

(i) [Redacted - confidential]; and

(ii) [Redacted - confidential];

(i) the following Cedi denominated account in the name of the Borrower held with the Stanbic Bank Ghana Limited with account nos.:

(i) [Redacted - confidential];

(ii) [Redacted - confidential]; and

(iii) [Redacted - confidential].

1.1.150 Transaction Security means the Security Interests created or expressed to be created for the benefit of all or any of the Finance Parties pursuant to the Security Documents.

1.1.151 Transfer has the meaning given to it in Clause 23.1 (Assignments and transfers by the Lenders).

1.1.152 Transfer Certificate means a certificate substantially in the form set out in Schedule 4 (Form of Transfer Certificate) or any other form agreed between the Facility Agent and the Borrower.

1.1.153 Transfer Date means, in relation to an assignment or a transfer, the later of:

(a) the proposed Transfer Date specified in the relevant Assignment Agreement or Transfer Certificate; and

(b) the date on which the Agent executes the relevant Assignment Agreement or Transfer Certificate.

1.1.154 Treasury Transaction means a derivative transaction entered into in connection with protection against or to benefit from fluctuations in any rate, price, index or credit rating.

1.1.155 Triggering Event has the meaning given to it in Schedule 8 (Hedging Protocol).

1.1.156 Unpaid Sum means any sum due and payable but unpaid by an Obligor under the Finance Documents.

1.1.157 Up-stamping Event means:

(a) the occurrence of any Event of Default;

(b) if, at any time, the aggregate of:

(i) Cash standing to the credit of the Transaction Bank Accounts (excluding the Stamp Duty Reserve Account) and Cash Equivalents; and

(ii) the Available Facility,

is less than USD[Redacted - commercially sensitive];

(c) if the ratio of Total Net Borrowings to EBITDA for any Measurement Period is more than 2.00: 1; or

(d) if any law of Ghana requires that any Finance Documents be up-stamped.

1.1.158 US means the United States of America.

1.1.159 US Government Securities Business Day means any day other than:

(a) a Saturday or a Sunday; and

(b) a day on which the Securities Industry and Financial Markets Association (or any successor organisation) recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in US Government securities.

1.1.160 Utilisation means a utilisation of the Facility.

1.1.161 Utilisation Date means the date of a Utilisation, being the date on which the relevant Loan is to be made.

1.1.162 Utilisation Request means a notice substantially in the form set out in Schedule 3 (Form of Utilisation Request).

1.1.163 VAT means:

(a) any tax imposed in compliance with the Council Directive of 28 November, 2006 on the common system of value added tax (EC Directive 2006/112) (as amended);

(b) value added tax as provided for in the South African Value Added Tax Act, 1991 (as amended);

(c) value added tax as provided for in the Ghanaian Value Added Tax Act, 2013 (as amended);

(d) any other tax of a similar nature, whether imposed in a member state of the European Union, South Africa or Ghana in substitution for, or levied in addition to, such tax referred to in paragraphs (a) to (c) above respectively, or imposed in any other jurisdiction; or

(e) any general service Tax or other Tax of a similar nature.

1.1.164 United States Dollars or USD means United States Dollars, the lawful currency of the United States of America.

1.2 Financial definitions

In each Finance Document, unless otherwise expressly stated to the contrary in a Finance Document, the following terms have the meanings set out below:

1.2.1 Acceptable Bank means:

(a) each Original Lender, and Account Bank and any other South African bank or financial institution that has the same or higher international rating for its long-term unsecured and non-credit enhanced debt obligations as an Original Lender;

(b) any other bank or financial institution which has an international rating for its long-term unsecured and non-credit enhanced debt obligations of A+ or higher by Standard & Poor's Ratings Services or Fitch Ratings Ltd or A1- or higher by Moody's Investor Services Limited, or a comparable rating from an internationally recognised credit rating agency;

(c) any bank or financial institution licenced by the Bank of Ghana to operate in Ghana with whom the Borrower is required to deposit funds in order to comply with mandatory governmental requirements of Ghana provided that the aggregate amount of such credit balances on deposit with such bank or financial institution does not exceed USD5,000,000 at any time and such deposits are, in each case, not maintained for any consecutive period of longer than six (6) months; or

(d) any other bank or financial institution approved by the Facility Agent.

1.2.2 Cash means an amount (denominated in USD, or any other currency approved by the Facility Agent) of cash in hand, or credit balances or amounts on deposit with an Acceptable Bank to which the Borrower is alone beneficially entitled if:

(a) the cash is accessible and may be withdrawn in full by the Borrower within 30 days;

(b) access to and withdrawal of the cash is not contingent on the prior discharge of any indebtedness of any person or the satisfaction of any other condition;

(c) no Security Interest exists over the cash or over claims in respect thereof (other than Security Interests arising under the Security Documents or under the relevant bank account terms with the relevant Acceptable Bank with which such cash is maintained); and

(d) the cash is freely and (except as mentioned in paragraph (a)) immediately available to be applied in repayment or prepayment of the Facility.

1.2.3 Cash Equivalents means, at any time:

(a) certificates of deposit maturing within 90 days after the relevant date of calculation, issued by an Acceptable Bank;

(b) any investment in marketable debt obligations issued or guaranteed by the government of the United States of America, the United Kingdom, Canada, the Republic of South Africa, the Republic of Ghana, any member state of the European Economic Area or any Participating Member State or by an instrumentality or agency of any of them having an equivalent credit rating, maturing within one (1) year after the relevant date of calculation and not convertible or exchangeable to any other security;

(c) commercial paper not convertible or exchangeable to any other security:

(i) for which a recognised trading market exists;

(ii) issued by an issuer incorporated in the United States of America, the United Kingdom, Canada, the Republic of South Africa, the Republic of Ghana; any member state of the European Economic Area or any Participating Member State;

(iii) which matures within one (1) year after the relevant date of calculation; and

(iv) which has a credit rating of either A-2 or higher by Standard & Poor's Rating Services or F2 or higher by Fitch Ratings Ltd or P-2 or higher by Moody's Investors Service Limited, or, if no rating is available in respect of the commercial paper, the issuer of which has, in respect of its long-term unsecured and non-credit enhanced debt obligations, an equivalent rating;

(d) any investment in money market funds which (i) have a credit rating of either A-2 or higher by Standard & Poor's Rating Services or F2 or higher by Fitch Ratings Ltd or P-2 or higher by Moody's Investors Service Limited, (ii) invest substantially all their assets in securities of the types described in paragraphs (a) to (c) above; and (iii) can be turned into cash on not more than 30 days' notice; or

(e) any other debt security approved by the Majority Lenders,

in each case, denominated in United States Dollars, Cedi, sterling, euro, or another currency approved by the Facility Agent, to which the Borrower is alone beneficially entitled at that time and which is not subject to any Security Interest, together with any gold bullion to which the Borrower is alone beneficially entitled and any gold credits held with an Acceptable Refinery and to which the Borrower is alone beneficially entitled.

1.2.4 EBITDA means, in relation to a Measurement Period, the aggregate of the operating income of the Borrower for that period (excluding the results from discontinued operations), without taking any account of the following items:

(a) any Interest accrued as an obligation of, or owed to, the Borrower, whether or not paid, deferred or capitalised during that period;

(b) any amount of Tax on profits, gains or income paid or payable by the Borrower and any amount of any rebate or credit in respect of Tax on profits, gains or income received or receivable by the Borrower;

(c) any depreciation or amortisation whatsoever, and any charge for impairment or any reversal in that period of any previous impairment charge;

(d) any loss against book value incurred by the Borrower on the disposal of any asset (other than trading stock) during that period;

(e) any gain over book value arising in favour of the Borrower on the disposal of any asset (other than trading stock) during that period and any gain arising on any revaluation of an asset during that period;

(f) any unrealised gains or losses due to exchange rate movements which is reported through the income statement;

(g) any unrealised gains or losses on any financial instrument (including any derivative instrument which is accounted for on a hedge accounting basis, and excluding any unrealised gains or losses on any currency, gold or diesel hedging) which is reported through the income statement;

(h) the amount of profit or loss of the Borrower which is attributable to the minority interests of a person who is a shareholder of, or partner in, the Borrower;

(i) any extraordinary items or once off non-recurring items reported through the income statement for that period, on the condition that no increase in the amount of EBITDA which arises as a result shall be considered EBITDA for the purposes of this Agreement without the express prior consent of the Facility Agent, requested by the Borrower no later than ten (10) Business Days before the date on which the applicable Compliance Certificate must be delivered.

1.2.5 Finance Costs means, in relation to a Measurement Period, all Interest (whether paid, payable or added to principal) incurred by the Borrower during that period, but taking no account of dividends on preference shares or Interest on any Financial Indebtedness which is subject to the Subordination Deed.

1.2.6 Interest means:

(a) interest and amounts in the nature of interest accrued;

(b) prepayment penalties or premiums incurred in repaying or prepaying any Financial Indebtedness;

(c) discount fees and acceptance fees payable or deducted in respect of any Financial Indebtedness, including fees payable in respect of letters of credit and guarantees;

(d) any net payment (or, if appropriate in the context, receipt) under any interest rate hedging agreement or instrument, taking into account any premiums payable; and

(e) any other payments and deductions of similar effect (including the finance cost element of finance leases),

and includes commitment and non-utilisation fees (including those payable under the Finance Documents), but excludes (x) imputed interest on finance and capital leases under IFRS Rule 16, and (y) facility agent's and front-end, management, arrangement and participation fees with respect to any Financial Indebtedness (including those payable under the Finance Documents).

1.2.7 Interest Receivable means, in relation to a Measurement Period, all Interest and other financing charges received or receivable by the Borrower during that period.

1.2.8 Measurement Date means the last day of each financial half year of the Borrower.

1.2.9 Measurement Period means each period of twelve (12) months ending on a Measurement Date.

1.2.10 Net Finance Costs means, in relation to a Measurement Period, Finance Costs for that period less Interest Receivable for that period.

1.2.11 Net Worth means at any time the aggregate of:

(a) the amount paid up or credited as paid up on the issued share capital of the Borrower;

(b) the net amount standing to the credit (or debit) of the reserves of the Borrower;

(c) the amount of retained earnings of the Borrower;

(d) the aggregate amount of all subordinated shareholder or intercompany loans made available to the Borrower from time to time;

based on the latest audited consolidated balance sheet of the Borrower (the latest balance sheet) but adjusted by:

(e) deducting any dividend or other distribution proposed, declared or made by the Borrower (except to the extent it has been taken into account in the latest balance sheet);

(f) deducting any amount attributable to goodwill or any other intangible asset;

(g) deducting any amount attributable to an upward revaluation of assets (other than financial instruments) after the date of this Agreement;

(h) reflecting any variation in the amount of the issued share capital of the Borrower after the date of the latest balance sheet (and any change in the reserves of the Borrower resulting from that variation);

(i) excluding any debit or credit to reserves caused by the fair valuing of any financial instrument;

(j) ignoring all assets and liabilities relating to post-employment benefits; and

(k) excluding any amounts debited or credited to deferred tax which relates to the revaluation of any item which is excluded from the calculation.

1.2.12 Total Net Borrowings means, at any time, Total Borrowings less the aggregate amount at that time of all Cash and Cash Equivalents held by the Borrower.

1.2.13 Total Borrowings in respect of the Borrower, at any time, means the aggregate at that time of the Financial Indebtedness of the Borrower from sources external to the Borrower calculated at its nominal or principal amount or, if greater, the maximum amount payable on repayment or redemption of the relevant liabilities. For the purpose of this definition, "Financial Indebtedness" does not include:

(a) any moneys borrowed by the Borrower from Shika Group Finance; or

(b) the marked to market value of any interest rate derivative transaction (as referred to in paragraph (g) of the definition).

1.3 Construction

1.3.1 In each Finance Document, unless otherwise expressly stated to the contrary in a Finance Document, or unless inconsistent with the context, any reference to:

(a) the Initial Mandated Lead Arranger, the Facility Agent, the Security Agent, any Finance Party, any Lender, any Obligor, any Party or any other person shall be construed so as to include its successors in title, permitted assigns or cessionaries and permitted transferees to, or of, its rights and/or obligations under the Finance Documents;

(b) a document in agreed form is a document which is previously agreed in writing by or on behalf of the Borrower and the Facility Agent;

(c) an amendment includes an amendment, supplement, novation, re-enactment, replacement, restatement or variation and amend will be construed accordingly;

(d) assets includes businesses, undertakings, securities, properties, revenues or rights of every description and whether present or future, actual or contingent;

(e) authority includes any court or any governmental, intergovernmental or supranational body, agency, department or any regulatory, self-regulatory or other authority;

(f) a disposal means a sale, transfer, cession, assignment, donation, grant, lease, licence or other alienation or disposal, whether voluntary or involuntary and whether pursuant to a single transaction or a series of transactions, and dispose will be construed accordingly;

(g) a Finance Document or any other agreement or instrument is a reference to that Finance Document or other agreement or instrument as amended, novated, supplemented, extended or restated, including an amendment providing for any increase in the amount of a facility or any additional facility or replacement facility;

(h) a guarantee means (other than the Guarantee) any guarantee, bond, letter of credit, indemnity or similar assurance against loss, or any obligation, direct  or indirect, actual or contingent, to purchase or assume any indebtedness of any person or to make an investment in or loan to any person or to purchase assets of any person, where, in each case, that obligation is assumed in order to maintain or assist the ability of that person to meet any of its indebtedness;

(i) indebtedness includes any obligation (whether incurred as principal or as surety) for the payment or repayment of money, whether present or future, actual or contingent;

(j) know your customer requirements are the identification checks that a Finance Party requests in order to meet its obligations under any applicable law, regulation or internal policy to identify a person who is (or is to become) its customer;

(k) a person includes any individual, company, corporation, unincorporated association or body (including a partnership, trust, fund, joint venture or consortium), government, state, agency, organisation or other entity whether or not having separate legal personality;

(l) a refinancing means an unscheduled repayment of Loans and other amounts outstanding under the Finance Documents which is funded, directly or indirectly, by way of Financial Indebtedness incurred or shares issued by a member of the Group, and refinance will be construed accordingly;

(m) a regulation includes any regulation, rule, official directive, request or guideline (whether or not having the force of law but, if not having the force of law, being of a type with which any person to which it applies is accustomed to comply) of any governmental, inter-governmental or supranational body, agency, department or regulatory, self-regulatory or other authority or organisation;

(n) a provision of law is a reference to that provision as extended, applied, amended or re-enacted, and includes any subordinate legislation;

(o) one gender include a reference to the others; the singular includes the plural and vice versa; natural persons include juristic persons and vice versa; and

(p) a time of day is a reference to London time.

1.3.2 Section, Clause and Schedule headings are for ease of reference only, and do not in any way affect the interpretation of a Finance Document.

1.3.3 Unless a contrary indication appears, a term used in any other Finance Document or in any notice given under or in connection with any Finance Document has the same meaning in that Finance Document or notice as in this Agreement.

1.3.4 A Default (other than an Event of Default) is continuing if it has not been remedied or waived and an Event of Default is continuing if it has not been waived.

1.3.5 If any provision in a definition is a substantive provision conferring rights or imposing obligations on any Party, notwithstanding that it appears only in an interpretation clause, effect shall be given to it as if it were a substantive provision of the relevant Finance Document.

1.3.6 The Schedules to a Finance Document form an integral part thereof and a reference to a Clause or a Schedule is a reference to a clause of, or a schedule to, this Agreement.

1.3.7 The rule of construction that, in the event of ambiguity, a contract shall be interpreted against the party responsible for the drafting thereof, shall not apply in the interpretation of the Finance Documents.

1.3.8 The use of the word including followed by specific examples will not be construed as limiting the meaning of the general wording preceding it, and the eiusdem generis rule shall not be applied in the interpretation of that general wording or those specific examples.

1.3.9 The expiry or termination of any Finance Documents shall not affect those provisions of the Finance Documents that expressly provide that they will operate after any such expiry or termination or which of necessity must continue to have effect after such expiry or termination, notwithstanding that the clauses themselves do not expressly provide for this.

1.3.10 The Finance Documents shall to the extent permitted by applicable law be binding on and enforceable by the administrators, trustees, permitted assigns or cessionaries, judicial managers or liquidators of the Parties as fully and effectually as if they had signed the Finance Documents in the first instance and reference to any Party shall be deemed to include that Party's administrators, trustees, permitted assigns or cessionaries, judicial managers or liquidators, as the case may be.

1.3.11 Unless a contrary indication appears, where any number of days is to be calculated from a particular day, that number shall be calculated as excluding that particular day and including the last day of that period.

1.3.12 The determination of the extent to which a rate is "for a period equal in length" to an Interest Period shall disregard any inconsistency arising from the last day of that Interest Period being determined pursuant to the terms of this Agreement.

1.3.13 Unless a contrary indication appears, all accounting expressions which are not otherwise defined in this Agreement shall be construed in accordance with IFRS.

1.3.14 Unless the contrary intention appears:

(a) a reference to a Party in a Finance Document will not include that party if it has ceased to be a party to that Finance Document;

(b) any obligation of an Obligor under the Finance Documents which is not a payment obligation remains in force for so long as any payment obligation of an Obligor is or may be or is capable of becoming outstanding under the Finance Documents; and

(c) any obligation of an Obligor under the Finance Documents includes an obligation on that Obligor not to contract or agree to do something or not to do something which would breach that first obligation, unless that contract or agreement is conditional on the approval of the Facility Agent (as required under this Agreement).

1.4 Third party rights

1.4.1 Unless expressly provided to the contrary in a Finance Document a person who is not a Party has no right under the Third Parties Act to enforce or to enjoy the benefit of any term of this Agreement.

1.4.2 Notwithstanding any term of any Finance Document, the consent of any person who is not a Party is not required to rescind or vary this Agreement at any time.

SECTION 2

THE FACILITY

2 THE FACILITY

2.1 The Facility

Subject to the terms of this Agreement, the Lenders make available to the Borrower a USD-denominated revolving credit facility in an aggregate amount equal to the Total Commitments.

2.2 Finance Parties' rights and obligations

2.2.1 The obligations of each Finance Party under the Finance Documents are separate and independent.  Failure by a Finance Party to perform its obligations under the Finance Documents does not affect the obligations of any other Party under the Finance Documents.  No Finance Party is responsible for the obligations of any other Finance Party under the Finance Documents.

2.2.2 The rights of each Finance Party under or in connection with the Finance Documents are separate and independent rights, and any debt arising under the Finance Documents to a Finance Party from an Obligor is a separate and independent debt in respect of which a Finance Party shall be entitled to enforce its rights in accordance with Clause 2.2.3. The rights of each Finance Party include any debt owing to that Finance Party under the Finance Documents and, for the avoidance of doubt, any part of a Loan or any other amount owed by an Obligor which relates to a Finance Party's participation in the Facility or its role under a Finance Document (including any such amount payable to the Facility Agent on its behalf) is a debt owing to that Finance Party by that Obligor.

2.2.3 A Finance Party may, except as specifically provided in the Finance Documents, separately enforce its rights under or in connection with the Finance Documents.

3 Purpose

3.1 Purpose

The Borrower shall apply all amounts borrowed by it under the Facility towards its general corporate and working capital purposes (including the repurchase of equity and the payment of deferred consideration to Gold Fields (BVI) as contemplated under the Share Purchase Agreement, the payment of litigation costs and, as permitted under Clause 21.25, corporate or management fees and expenses) and for general capital expenditure requirements. For the avoidance of doubt, Galiano Gold (Canada) shall not apply any amounts borrowed under the Facility to acquire or subscribe for shares or other ownership interests or securities of any company or other person, acquire any business or incorporate any company or establish any other person.

3.2 Monitoring

No Finance Party is bound to monitor or verify the application of any amount borrowed pursuant to this Agreement.

4 Conditions of Utilisation

4.1 Initial conditions precedent

A Utilisation Request may not be given (and a Lender shall have no obligation to advance any Loan or provide any other form of credit or financial accommodation under the Finance Documents to any person) unless the Facility Agent has received all of the documents and other evidence listed in Part A of Schedule 2 (Conditions Precedent) in form and substance satisfactory to the Lenders.  The Facility Agent shall notify the Borrower and the Lenders as soon as reasonably practicable upon the Lenders being so satisfied.

4.2 Further conditions precedent

Subject to the terms of this Agreement, a Lender will only be obliged to participate in:

4.2.1 a Loan which is not a Rollover Loan if on the date of the Utilisation Request and on the proposed Utilisation Date:

(a)

(i) in respect of the first Utilisation only, the representations and warranties to be made by each Obligor pursuant to Clause 18 (Representations) are true and accurate in all respects;

(ii) in respect of each other Utilisation, the Repeating Representations to be made by each Obligor are true and accurate in all respects;

(b) in relation to the Security Interest over the Mining Leases pursuant to the Debenture, the consent of the Minister of Lands and Natural Resources of Ghana for the creation of such Security Interest over such Mining Leases has been obtained;

(c) in relation to the security over the shares held by Galiano Gold (IOM) in the Borrower, the consent of the Minister of Lands and Natural Resources of Ghana for the creation of security over such shares has been obtained;

(d) no Default has occurred and is continuing or would result from the proposed Loan; and

(e) no Force Majeure Event has occurred and is continuing; and

4.2.2 a Rollover Loan if, on the date of the Utilisation Request and on the proposed Utilisation Date, no Event of Default has occurred and is continuing under Clause 22.1 (Non-payment),  22.3 (Other obligations)  (but only insofar as such Event of  Default relates to a failure to comply with Clauses 21.3  (Negative pledge), 21.4 (Disposals)  or 21.9 (Financial Indebtedness)),  22.5 (Cross default)  (unless  the circumstances giving rise to the Event of Default under 22.5 (Cross default) have been remedied),  22.6 (Insolvency),  22.7  (Insolvency proceedings),  22.8 (Creditors' process),  22.10 (Unlawfulness and invalidity),  22.11 (Repudiation of agreements), 22.12 (Cessation of business) or 22.15 (Expropriation), or any other Event of Default which has or is reasonably likely to have a Material Adverse Effect.

4.3 Conditions subsequent

4.3.1 The Borrower shall deliver, or procure the delivery of, evidence satisfactory to the Facility Agent confirming the following:

(a) as soon as possible following the Closing Date, and in any event, by no later than twenty one (21) days following the Closing Date, the stamping of each Security Document governed by the laws of Ghana in accordance with the Stamp Duty Act;

(b) as soon as possible following the Closing Date and, in any event, by no later than five (5) days of execution:

(i) that all submissions required for the registrations, filings and recordings of the particulars of the Security Documents governed by the laws of Ghana at the Collateral Registry in Ghana have been made in accordance with the Borrowers and Lenders Act; and

(ii) the valid, duly completed and effective registration of the particulars of the Security Documents governed by the laws of Ghana at the Collateral Registry in Ghana in accordance with the Borrowers and Lenders Act;

(c) as soon as possible following the Closing Date and, in any event, by no later than:

(i) forty five (45) days of execution, that all submissions required for the registrations, filings and recordings of the particulars of the Debenture governed by the laws of Ghana at the Office of the Registrar of Companies in Ghana have been made in accordance with the Companies Act, 2019 (Act 992) of Ghana; and

(ii) two (2) months (or, provided that the Borrower has demonstrated to the Facility Agent's satisfaction that it has used its best efforts to expedite completion of registration with the Registrar of Companies in Ghana, such later date as may be agreed to by the Facility Agent in writing) of execution, duly completed and effective registrations of the particulars of the Debenture governed by the laws of Ghana at the Office of the Registrar of Companies in Ghana, in accordance with the Companies Act, 2019 (Act 992) of Ghana.

4.3.2 Within six (6) months of the Closing Date, the Borrower shall deliver or procure the delivery of the following documents to the Facility Agent in form and substance satisfactory to the Facility Agent:

(a) the Galiano Gold (Netherlands) Security Documents duly executed by Galiano Gold (Netherlands) and Galiano Gold (Canada), as applicable;

(b) legal opinion(s) on the enforceability and validity of each Galiano Gold (Netherlands) Security Document and, if so requested by the Facility Agent or the Security Agent, a legal opinion of the legal advisers to the Borrower on the capacity and authority of Galiano Gold (Netherlands) to enter into each Galiano Gold (Netherlands) Security Document;

(c) evidence that the Obligors have signed all documents, given all notices and taken all actions (including corporate approvals) necessary, or requested by the Facility Agent or the Security Agent, and otherwise perfected the Security Interests granted or to be granted by the Galiano Gold (Netherlands) Security Documents; and

(d) an Accession Letter duly completed and executed by Galiano Gold (Netherlands) and all of the documents and other evidence listed in Part B of Schedule 2 (Conditions precedent) in relation to Galiano Gold (Netherlands)'s accession as an Additional Guarantor, each in form and substance satisfactory to the Facility Agent.

4.3.3 Within two (2) months of the completion of the Dutch Migration, the Borrower shall deliver or procure the delivery of the following documents to the Facility Agent in form and substance satisfactory to the Facility Agent:

(a) in respect of the Galiano Gold (Netherlands) Share Pledge, evidence satisfactory to the Facility Agent that the consent of the Minister of Lands and Natural Resources of Ghana for the creation of Security Interest over the shares held by Galiano Gold (Netherlands) in the Borrower has been obtained; and

(b) evidence satisfactory to the Facility Agent confirming the following:

(i) the stamping of the Galiano Gold (Netherlands) Share Pledge in accordance with the Stamp Duty Act; and

(ii) the registration of the particulars of the Galiano Gold (Netherlands) Share Pledge at the Collateral Registry in Ghana in accordance with the Borrowers and Lenders Act.

4.3.4 By no later than 15 Business Days after the Gold Fields Security Discharge Date, the Obligors shall ensure that:

(a) the Galiano International (IOM) Share Pledge and Galiano Gold (IOM) Share Pledge are fully perfected on a first ranking basis; and

(b) will transfer and deliver all certificates and instruments evidencing or representing the pledged property the subject of the Galiano International (IOM) Share Pledge and Galiano Gold (IOM) Share Pledge (together with stock transfers endorsed in blank) to the possession of the Security Agent in order to reflect the priority set out above

(together, the Manx Security Perfection Steps).

4.3.5 As soon as possible following the date of the Specific Security Deed, and in any event, by no later than 10 Business Days after the date of the Specific Security Deed, the Borrower shall deliver or procure the delivery of evidence satisfactory to the Facility Agent that the process agent specified in Clause 22.3 (Service of process) of the Specific Security Deed has accepted its appointment.

4.3.6 The Borrower shall use all reasonable endeavours to ensure that the Esaase Mining Lease is ratified by the Parliament of Ghana in accordance with Article 268(1) of the 1992 Constitution of Ghana and section 5(4) of the Minerals and Mining Act, 2006 (Act 703) as soon as reasonably practicable, including, without limitation, by using its reasonable endeavours to lobby the Minister for Lands and Natural Resources to cause the Esaase Mining Lease to be laid in Parliament for ratification.

4.4 Waiver or deferral of conditions precedent

Each condition precedent referred to in this Clause 4 (Conditions of Utilisation) is for the benefit solely of the Finance Parties. The Facility Agent, acting on the instructions of all the Lenders, may by notice to the Borrower to that effect, waive or defer delivery of any condition precedent, in whole or in part, and subject to such other conditions (if any) as it may determine.

4.5 Failure to close

If the Closing Date has not occurred by 17h00 on 31 December 2025 (or such later date as may be agreed by the Facility Agent, acting on the instructions of all the Lenders), the Total Commitments shall immediately, automatically and without a requirement for notice to be given to any person, be cancelled and reduced to zero.

4.6 Maximum number of Loans

The Borrower may not deliver a Utilisation Request if as a result of the proposed Utilisation ten (10) or more Loans would be outstanding.

SECTION 3
UTILISATION

5 Utilisation

5.1 Delivery of a Utilisation Request

5.1.1 The Borrower may utilise the Facility by delivery to the Facility Agent of a duly completed Utilisation Request.

5.1.2 Unless the Facility Agent otherwise agrees, the latest time for receipt by the Facility Agent of a Utilisation Request is 11h00 five (5) Business Days before the Utilisation Date for the proposed Loan.

5.1.3 Each Utilisation Request is irrevocable.

5.2 Completion of a Utilisation Request

A Utilisation Request will not be regarded as having been duly completed unless:

5.2.1 the proposed Utilisation Date is a Business Day within the Availability Period;

5.2.2 the currency and amount of the Utilisation comply with Clause 5.3 (Currency and amount); and

5.2.3 it identifies the proposed Interest Period and that Interest Period complies with Clause 9 (Interest Periods).

Only one Loan may be requested in each Utilisation Request.

5.3 Currency and amount

5.3.1 The currency specified in a Utilisation Request shall be United States Dollars.

5.3.2 The amount of the proposed Loan shall be an amount which is not more than the Available Facility and which is a minimum of USD2,000,000 and an integral multiple of USD1,000,000 units or, if less, the Available Facility.

5.4 Lenders' participation

5.4.1 If the conditions set out in this Agreement have been met, each Lender shall advance and lend to the Borrower, who shall borrow from that Lender, that Lender's share in each Loan to be advanced under the Facility.  Each Lender shall make its share in a Loan available to the Facility Agent by no later than 10h00 on the applicable Utilisation Date for disbursement to the Borrower.

5.4.2 The amount of each Lender's participation in each Loan will be equal to the proportion borne by its Available Commitment to the Available Facility immediately prior to making the Loan.  No Lender is obliged to participate in a Loan if, as a result:

(a) its share in the outstanding Loans would exceed its Available Commitment; or

(b) the outstanding Loans would exceed the Available Facility.

5.4.3 The Facility Agent shall notify each Lender of the amount of each Loan and the amount of its participation in that Loan by no later than 12h00 three Business Day before the Utilisation Date for the proposed Loan.

5.5 Cancellation of Commitment

The Commitments which, at that time, are unutilised shall be immediately cancelled by 11h00 on the last day of the Availability Period.

SECTION 4
REPAYMENT, PREPAYMENT AND CANCELLATION

6 Repayment

6.1 Repayment of Loans

6.1.1 The Borrower shall repay each Loan made to it in full on the last day of its Interest Period and the Final Maturity Date.

6.1.2 Without prejudice to the Borrower's obligation under Clause 6.1.1, if one or more Loans are to be made available to the Borrower:

(a) on the same day that a maturing Loan is due to be repaid by the Borrower; and

(b) in whole or in part for the purpose of refinancing the maturing Loan; and

(c) the proportion borne by each Lender's participation in the maturing Loan to the amount of that maturing Loan is the same as the proportion borne by that Lender's participation in the new Loans to the aggregate amount of those new Loans, the aggregate amount of the new Loans shall, unless the Borrower notifies the Facility Agent to the contrary in the relevant Utilisation Request, be treated as if applied in or towards repayment of the maturing Loan and Clause 6.1.3 shall apply.

6.1.3 Rollover Loans shall be utilised as follows:

(a) if the amount of the maturing Loan exceeds the aggregate amount of the new Loans:

(i) the Borrower will only be required to pay an amount in cash in the relevant currency equal to that excess; and

(ii) each Lender's participation (if any) in the new Loans shall be treated as having been made available and applied by the Borrower in or towards repayment of that Lender's participation (if any) in the maturing Loan and that Lender will not be required to make a payment in respect of its participation in the new Loans;  and

(b) if the amount of the maturing Loan is equal to or less than the aggregate amount of the new Loans:

(i) the Borrower will not be required to make any payment in cash;  and

(ii) each Lender will be required to make its participation in the new Loans available in cash only to the extent that its participation (if any) in the new Loans exceeds that Lender's participation (if any) in the maturing Loan and the remainder of that Lender's participation in the new Loans shall be treated as having been made available and applied by the Borrower in or towards repayment of that Lender's participation in the maturing Loan.

7 Prepayment and Cancellation

7.1 Mandatory Prepayment - illegality

If it becomes unlawful in any applicable jurisdiction for a Lender to perform any of its obligations as contemplated by this Agreement or to fund, issue or maintain its participation in any Loan or it becomes unlawful for any Affiliate of a Lender for that Lender to do so:

7.1.1 that Lender shall notify the Facility Agent as soon as reasonably practicable upon becoming aware of that event;

7.1.2 upon the Facility Agent notifying the Borrower, the Available Commitment of that Lender will be immediately cancelled; and

7.1.3 the Borrower shall repay that Lender's participation in the Loans (together with all other Facility Outstandings due to that Lender) on the last day of the Interest Period for each Loan occurring after the Facility Agent has notified the Borrower or, if earlier, the date specified by the Lender in the notice delivered to the Facility Agent (being no earlier than the last day of any applicable grace period permitted by law) and that Lender's corresponding Commitments shall be cancelled in the amount of the participations repaid.

7.2 Mandatory prepayment - sanctions

7.2.1 If any member of the Group:

(a) is or becomes a Sanctioned Entity; or

(b) participates in any manner in any Sanctioned Transaction,

the Borrower shall notify the Facility Agent promptly upon becoming aware of that event.

7.2.2 Upon the Facility Agent receiving a notice referred to in Clause 7.2.1, or, if earlier, upon the Facility Agent becoming aware of the occurrence of an event contemplated by Clause 7.2.1, the Facility Agent shall as soon as reasonably practicable notify each Lender thereof, and the following shall apply:

(a) each Lender may cancel its Available Commitment by notice to the Facility Agent and upon that notice that Lender shall not be obliged to fund or otherwise participate in any future Utilisation; and

(b) if a Lender so requires and notifies the Facility Agent, that Lender's participation in the Loans (together with all other Facility Outstandings due to that Lender) shall become due and payable on the last day of the Interest Period for each Loan occurring after the date of the said notice of that Lender or, if earlier, the date specified by the Lender in that notice to the Facility Agent (being no earlier than the last day of any applicable grace period permitted by law) and that Lender's corresponding Commitments shall be cancelled in the amount of the participations repaid.

7.3 Mandatory prepayment - change of control or transfer of business

7.3.1 If:

(a) the aggregate of the percentage of the issued share capital of the Borrower which Galiano Gold (Canada), directly or indirectly holds, legally and beneficially, and has the right to vote as it sees fit, is not greater than 50% at any time;

(b) any person or group of persons acting in concert, directly or indirectly gains control of Galiano Gold (Canada);

(c) Galiano Gold (Canada) or any of its Affiliates ceases to be the operator in respect of the Borrower; or

(d) other than as permitted in accordance with the terms of this Agreement:

(i) there is a sale of all or substantially all of the assets of a Credit Party or any Subsidiary of a Credit Party; or

(ii) there is a sale of all or substantially all of the assets of Galiano Gold (Canada) (other than any shares it may hold from time to time in any member of the Group that is not a Credit Party or a Subsidiary of a Credit Party),

the Borrower shall promptly notify the Facility Agent upon becoming aware of that event.

7.3.2 Upon the Facility Agent receiving a notice referred to in Clause 7.3.1, or, if earlier, upon the Facility Agent becoming aware of the occurrence of an event contemplated by Clause 7.3.1, the Facility Agent shall as soon as reasonably practicable notify each Lender thereof, and the following shall apply:

(a) each Lender may cancel its Available Commitment by notice to the Facility Agent and upon that notice that Lender shall not be obliged to fund or otherwise participate in any future Utilisation; and

(b) if a Lender so requires and notifies the Facility Agent, that Lender's participation in the Loans (together with all other Facility Outstandings due to that Lender) shall become immediately due and payable and that Lender's corresponding Commitments shall be cancelled in the amount of the participations repaid.

7.3.3 For the purpose of Clause 7.3.1:

(a) acting in concert means, a group of persons who, pursuant to an agreement or understanding (whether formal or informal), actively co-operate, through the acquisition directly or indirectly of shares in the Borrower by any of them, either directly or indirectly, to obtain or consolidate control of the Borrower.

(b) control means in relation to any company or similar organisation or person:

(i) the power (whether by way of ownership of shares, proxy, contract, agency or otherwise) to:

(A) cast, or control the casting of, more than 50.00 per cent. of the maximum number of votes that might be cast at a general meeting of that person; or

(B) appoint or remove all, or the majority, of the directors or other equivalent officers of that person; or

(C) give directions with respect to the operating and financial policies of that person with which the directors or other equivalent officers of that person are obliged to comply; and/or

(ii) the holding beneficially and legally of more than 50.00 per cent. of the issued share capital of that person (excluding any part of that issued share capital that carries no right to participate beyond a specified amount in a distribution of either profits or capital).

7.4 Mandatory prepayment - Insurance Proceeds, Compensation Proceeds and Disposal Proceeds

The Borrower shall, following receipt or payment of any Insurance Proceeds, Compensation Proceeds or Disposal Proceeds, prepay the Loans in an amount equal to such Insurance Proceeds, Compensation Proceeds or Disposal Proceeds on the last day of the Interest Period in which such Insurance Proceeds, Compensation Proceeds or Disposal Proceeds are received.

7.5 Voluntary cancellation

The Borrower may, if it gives the Facility Agent not less than five (5) Business Days' prior notice, cancel the whole or any part (being a minimum amount of USD1,000,000) of the Available Facility. Any cancellation under this Clause 7.4 shall reduce the Commitment of the Lenders rateably.

7.6 Voluntary Prepayment of Loans

The Borrower may, if it gives the Facility Agent not less than five days' prior notice, prepay the whole or any part of a Loan (but if in part, being an amount that reduces the amount of the Loan by a minimum amount of USD2,000,000 and an integral multiple of USD1,000,000).

7.7 Right of repayment and cancellation in relation to a single Lender

7.7.1 If:

(a) any sum payable to any Lender by an Obligor is required to be increased under Clause 13.2 (Tax gross-up); or

(b) any Lender claims indemnification from the Borrower under Clause 13.3 (Tax indemnity) or Clause 14 (Increased Costs);

the Borrower may, whilst the circumstance giving rise to the requirement for that increase or indemnification continues and provided no Default is then continuing, give the Facility Agent notice of cancellation of the Commitment of that Lender and its intention to procure the repayment of that Lender's participation in the Loans together with all other Facility Outstandings due to that Lender.

7.7.2 On receipt of a notice of cancellation referred to in Clause 7.7.1, the Commitment of that Lender shall immediately be reduced to zero.

7.7.3 On the last day of each Interest Period which ends after the Borrower has given notice of cancellation under Clause 7.7.1 (or, if earlier, the date specified by the Borrower in that notice), the Borrower shall repay that Lender's participation in the Loans in full together with all other Facility Outstandings due to that Lender.

7.8 Application of partial prepayments

Except for a payment, repayment or prepayment which is required to be made to a particular Lender or Lenders under this Clause 7 (Prepayment and Cancellation), any amount to be applied in the payment, repayment or prepayment of Loans and other Facility Outstandings under this Clause 7 (Prepayment and Cancellation), must be applied to Loans and other Facility Outstandings.

7.9 Restrictions

7.9.1 Any notice of cancellation or prepayment given by any Party under this Clause 7 shall be irrevocable and, unless a contrary indication appears in this Agreement, shall specify the date or dates upon which the relevant cancellation or prepayment is to be made and the amount of that cancellation or prepayment.

7.9.2 Any prepayment under this Agreement shall be made together with accrued interest on the amount prepaid and, subject to any Break Costs, without premium or penalty.

7.9.3 Unless a contrary indication appears in this Agreement, any part of the Facility which is prepaid or repaid may be re-borrowed in accordance with the terms of this Agreement.

7.9.4 The Borrower shall not repay or prepay all or any part of the Loans or cancel all or any part of the Commitments except at the times and in the manner expressly provided for in this Agreement.

7.9.5 No amount of the Total Commitments cancelled under this Agreement may be subsequently reinstated.

7.9.6 If the Facility Agent receives a notice under this Clause 7 it shall forward a copy of that notice, as soon as reasonably possible, to either the Borrower or the affected Lender(s), as appropriate.

7.9.7 If all or part of any Lender's participation in a Loan is repaid or prepaid and is not available for redrawing, an amount of that Lender's Commitment (equal to the amount of the Loan which is repaid or prepaid) will be deemed to be cancelled on the date of repayment or prepayment.

SECTION 5
COSTS OF UTILISATION

8 Interest

8.1 Calculation of interest

8.1.1 Subject to the other provisions of this Clause, the rate of interest on each Loan for each Interest Period is the percentage rate per annum which is the aggregate of the applicable:

(a) Margin; and

(b) the Reference Rate.

8.2 Payment of interest

The Borrower shall, subject to Clause 8.3 (Default interest), pay accrued interest on each Loan on the last day of each Interest Period.

8.3 Default interest

8.3.1 If an Obligor fails to pay:

(a) any Loan on its due date, then interest shall accrue on the overdue amount from the due date up to the date of actual payment (both before and after judgment) at a rate which is equal to Term SOFR plus the applicable Margin set out in Clause 1.1.94(c) as if that overdue amount had, during the period of non-payment, constituted a Loan under the same Facility as the applicable unpaid Loan for successive Interest Periods, each of a duration selected by the Agent (acting on the instructions of all Lenders); and

(b) any Unpaid Sum which is not a Loan, then interest shall accrue on that Unpaid Sum from the due date up to the date of actual payment (both before and after judgment) at the rate which is equal to Term SOFR plus the applicable Margin set out in Clause 1.1.94(c) as if that overdue amount had, during the period of non-payment, constituted a Loan under the Facility as the applicable unpaid Loan for successive Interest Periods, each of a duration selected by the Agent (acting on the instructions of all Lenders).

8.3.2 Any interest accruing under this Clause 8.3 shall be immediately payable by the Obligor on demand by the Facility Agent.

8.3.3 Default interest (if unpaid) arising on any Unpaid Sum will be compounded with that Unpaid Sum at the end of each Interest Period applicable to that Unpaid Sum but will remain immediately due and payable.

8.4 Notification of rates of interest

8.4.1 The Facility Agent shall notify the Lenders and the Borrower, as soon as reasonably possible, of the determination of a rate of interest under this Agreement.

8.4.2 The Facility Agent shall notify the Borrower, as soon as reasonably possible, of each Funding Rate relating to a Loan.

9 Interest Periods

9.1 Duration

9.1.1 The Borrower may select an Interest Period for a Loan in the Utilisation Request for that Loan.

9.1.2 Subject to this Clause 9 (Interest Periods), the Borrower may select an Interest Period of one (1), three (3) or six (6) months or any other period agreed between the Borrower and the Facility Agent and all the Lenders in relation to the relevant Loan.

9.1.3 A Loan has one Interest Period only commencing on the Utilisation Date of that Loan and ending on (but excluding) the last day of that Interest Period.

9.2 Non-Business Days

If an Interest Period would otherwise end on a day which is not a Business Day, that Interest Period will instead end on the next Business Day in that calendar month (if there is one) or the preceding Business Day (if there is not).

9.3 No overrunning the Final Maturity Date

If an Interest Period would otherwise extend beyond the Final Maturity Date, it will be shortened so that it ends on the Final Maturity Date.  This Clause does not apply to Interest Periods selected under Clause 8.3 (Default interest) in respect of Unpaid Sums which remain outstanding on the Final Maturity Date.

9.4 Consolidation of Loans

If, on the last day of any Interest Period, there is more than one Loan outstanding, those Loans shall be consolidated on that date and treated as a single Loan.

9.5 Other adjustments

The Facility Agent, acting on the instructions of all the Lenders, and the Borrower may enter into such other arrangements as they may agree for the adjustment of Interest Periods and the consolidation or splitting of Loans.

10 Changes to the calculation of interest

10.1 Unavailability of Term SOFR

10.1.1 Interpolated Term SOFR: If TERM SOFR is not available for the Interest Period of a Loan, the Reference Rate for such Interest Period shall by Interpolated Term SOFR for a period equal in length to the Interest Period of that Loan.

10.1.2 Historic Term SOFR: If Clause 10.1.1 above applies but Interpolated Term SOFR is not available for the Interest Period of the relevant Loan, the Reference Rate for such Interest Period shall be Historic Term SOFR for a period equal in length to the Interest Period of that Loan.

10.1.3 Interpolated Historic Term SOFR: If Clause 10.1.2 above applies but Historic Term SOFR is not available for the Interest Period of the relevant Loan, the Reference Rate for such Interest Period shall be Interpolated Historic Term SOFR for a period equal in length to the Interest Period of that Loan.

10.1.4 Cost of Funds: If Clause 10.1.3 applies but it is not possible to calculate the Interpolated Historic Term SOFR, there shall be no Reference Rate for that Loan and Clause 10.3 (Cost of funds) shall apply to that Loan for that Interest Period.

10.2 Market disruption

If before close of business in London on the Quotation Day for the relevant Interest Period the Facility Agent receives notifications from a Lender or Lenders (whose participations in a Loan exceed 25.00 per cent. of that Loan) that the cost to it or them of funding its or their participation in that Loan from whatever source it or they may reasonably select would be in excess of Term SOFR then Clause 10.3 (Cost of funds) shall apply to that Loan for the relevant Interest Period.

10.3 Cost of funds

10.3.1 If this Clause 10.3 applies, the rate of interest on the relevant Loan for the relevant Interest Period shall be the percentage rate per annum which is the sum of:

(a) the Margin; and

(b) the rate notified to the Facility Agent by that Lender as soon as practicable and in any event within five (5) Business Days of the first day of that Interest Period (or, if earlier, on the date falling five (5) Business Days before the date on which interest is due to be paid in respect of that Interest Period), to be that which expresses as a percentage rate per annum the cost to the relevant Lender of funding its participation in that Loan from whatever source(s) it may reasonably select.

10.3.2 If this Clause 10.3 applies and the Facility Agent or the Borrower so requires, the Facility Agent and the Borrower shall enter into negotiations (for a period of not more than 30 days) with a view to agreeing a substitute basis for determining the rate of interest.

10.3.3 Any alternative basis agreed pursuant to Clause 10.3.2 shall, with the prior consent of all the Lenders and the Borrower, be binding on all Parties.

10.3.4 If this Clause 10.3 applies pursuant to Clause 10.2 (Market disruption) and:

(a) a Lender's Funding Rate is less than Term SOFR; or

(b) a Lender does not supply a quotation by the time specified in paragraph 10.3.1(b),

the cost to that Lender of funding its participation in that Loan for that Interest Period shall be deemed, for the purposes of Clause 10.3.1, to be Term SOFR.

10.4 Notification to Borrower

If Clause 10.3 (Cost of funds) applies the Facility Agent shall, as soon as is practicable, notify the Borrower.

11 Break Costs

11.1 The Borrower shall, within three (3) Business Days of demand by a Finance Party, pay to that Finance Party its Break Costs attributable to all or any part of a Loan or Unpaid Sum being paid by the Borrower on a day other than the last day of an Interest Period for that Loan or Unpaid Sum.

11.2 Each Lender shall, as soon as reasonably practicable after a demand by the Facility Agent, provide a certificate confirming the amount of its Break Costs for any Interest Period in which they accrue.

12 Fees

12.1 Commitment fee

12.1.1 The Borrower shall pay to the Facility Agent (for the account of each Lender) a fee computed at the rate of [Redacted - commercially sensitive]. of the applicable Margin per annum on that Lender's Available Commitment for the Availability Period.

12.1.2 The accrued commitment fee is payable on each Quarter Date occurring during the Availability Period, on the last day of the Availability Period and, if cancelled in full, on the cancelled amount of the relevant Lender's Commitment at the time the cancellation is effective.

12.2 Arrangement and participation fee

The Borrower shall pay to the Facility Agent (for the account of the Initial Mandated Lead Arranger) an arrangement fee in the amount and at the times agreed in a Fee Letter.

12.3 Agency fee

At any time where there are two or more Lenders, the Borrower shall, by no later than the date on which a bank, financial institution, trust, fund or other entity has first become a Party as an additional Lender in accordance with Clause 23 (Changes to the Lenders), pay to the Facility Agent (for its own account and for the account of the Security Agent)an agency fee in the amount and at the times agreed in a Fee Letter.

SECTION 6 ADDITIONAL PAYMENT OBLIGATIONS

13 Tax Gross-up and Indemnities

13.1 Definitions

13.1.1 In this Agreement:

(a) Excluded Tax means:

(i) any net income Tax, branch profits or other similar Tax (however denominated and including, for the avoidance of doubt, any backup withholding in respect thereof), or franchise Tax imposed on a Finance Party, in each case imposed as a result of such Finance Party being organized under the laws of, or having its principal office or, in the case of any Lender, its applicable lending office located in, the jurisdiction imposing such Tax (or any political subdivision thereof);

(ii) any Tax imposed as a result of a future, present or former connection between a Finance Party and the jurisdiction imposing such Tax (other than connections arising from such Finance Party having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any Finance Document, or sold or assigned an interest in any Loan or Finance Document); and

(iii) any Tax attributable to a Finance Party's failure to comply with Clause 13.2.7.

(b) Protected Party means a Finance Party which is or will be subject to any liability, or required to make any payment, for or on account of Tax in relation to a sum received or receivable (or any sum deemed for the purposes of Tax to be received or receivable) under a Finance Document;

(c) Tax Credit means a credit against, relief or remission for, or repayment of any Tax;

(d) Tax Deduction means a deduction or withholding for or on account of Tax from a payment under a Finance Document, including any withholding tax on interest payable under the laws of Ghana;

(e) Tax Payment means either the increase in a payment made by an Obligor to a Finance Party under Clause 13.2 (Tax gross-up) or a payment under Clause 13.3 (Tax indemnity).

13.1.2 Unless a contrary indication appears, in this Clause 13 a reference to determines or determined means a determination made in the absolute discretion of the person making the determination.

13.2 Tax gross-up

13.2.1 Each Obligor shall make all payments to be made by it free and clear of and without any Tax Deduction, unless a Tax Deduction is required by law.

13.2.2 The Borrower shall promptly upon becoming aware that an Obligor must make a Tax Deduction (or that there is any change in the rate or the basis of a Tax Deduction) notify the Facility Agent accordingly.  Similarly, a Lender shall notify the Facility Agent on becoming so aware in respect of a payment payable to that Lender. If the Facility Agent receives such a notification from a Lender it shall notify the Borrower and that Obligor.

13.2.3 If a Tax Deduction is required by law to be made by an Obligor, the amount of the payment due from that Obligor shall be increased to an amount which (after making any Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required.

13.2.4 A payment shall not be increased under Clause 13.2.3 above by reason of a Tax Deduction on account of any Excluded Tax.

13.2.5 If an Obligor is required to make a Tax Deduction, that Obligor shall make that Tax Deduction and any payment required in connection with that Tax Deduction within the time allowed and in the minimum amount required by law.

13.2.6 Within 30 days of making either a Tax Deduction or any payment required in connection with that Tax Deduction, the Obligor making that Tax Deduction shall deliver to the Facility Agent for the Finance Party entitled to the payment evidence reasonably satisfactory to that Finance Party that the Tax Deduction has been made or (as applicable) any appropriate payment paid to the relevant taxing authority.

13.2.7 Each Finance Party shall, at such times as are reasonably requested by an Obligor, provide the Obligor with any documentation prescribed by applicable law or reasonably requested by the Obligor as will permit an exemption from, or a reduction of, a Tax Deduction with respect to any payment to be made to such Finance Party under a Finance Document.

13.2.8 Clause 13.2.7 shall not oblige any Finance Party to do anything which would or might in its reasonable opinion constitute a breach of:

(a) any law or regulation;

(b) any fiduciary duty; or

(c) any duty of confidentiality.

13.3 Tax indemnity

13.3.1 Each Obligor shall (within three (3) Business Days of demand by the Facility Agent) indemnify each Protected Party against, and shall pay to a Protected Party an amount equal to the loss, liability or cost which that Protected Party determines will be or has been (directly or indirectly) suffered for or on account of Tax by that Protected Party in respect of a Finance Document.

13.3.2 Clause 13.3.1 shall not apply:

(a) with respect to any Excluded Tax;

(b) with respect to any Tax assessed on a Finance Party:

(i) under the law of the jurisdiction in which that Finance Party is incorporated or, if different, the jurisdiction (or jurisdictions) in which that Finance Party is treated as resident for tax purposes; or

(ii) under the law of the jurisdiction in which that Finance Party's lending office, as applicable, is located in respect of amounts received or receivable in that jurisdiction,

if that Tax is imposed on or calculated by reference to the net income received or receivable (but not any sum deemed to be received or receivable) by that Finance Party; or

(c) to the extent the loss, liability or cost is compensated for by an increased payment under Clause 13.2 (Tax gross-up).

13.3.3 A Protected Party making, or intending to make a claim under Clause 13.3.1 shall notify the Facility Agent as soon as reasonably practicable of the event which will give, or has given, rise to the claim, following which the Facility Agent shall notify the Borrower of that claim.

13.3.4 A Protected Party shall, on receiving a payment from an Obligor under this Clause 13.3, notify the Facility Agent.

13.4 Tax Credit

Subject to Clause 28 (Conduct of Business by the Finance Parties), if an Obligor makes a Tax Payment and the relevant Finance Party determines that:

13.4.1 a Tax Credit is attributable to an increased payment of which that Tax Payment forms part, or to that Tax Payment or to a Tax Deduction in consequence of which that Tax Payment was required; and

13.4.2 that Finance Party has obtained and utilised or retained that Tax Credit,

the Finance Party shall pay an amount to the Obligor which that Finance Party determines will leave it (after that payment) in the same after-Tax position as it would have been in had the Tax Payment not been required to be made by the Obligor.

13.5 Stamp taxes

Each Obligor shall (within three (3) Business Days of demand) indemnify each Finance Party against, and shall pay to the relevant Finance Party, any cost, loss or liability that the relevant Finance Party incurs in relation to all stamp duty, registration and other similar Taxes payable in respect of any Finance Document.

13.6 Value added tax

13.6.1 All amounts set out or expressed to be payable under a Finance Document by any Party to a Finance Party which (in whole or in part) constitute the consideration for a supply or supplies for VAT purposes shall be deemed to be exclusive of any amounts in respect of VAT which is chargeable on that supply or supplies, and accordingly, subject to Clause 13.6.2, if VAT is or becomes chargeable on any supply made by any Finance Party to any Party under a Finance Document and that Finance Party is required to account to the relevant tax authority for the VAT, that Party must pay to that Finance Party (in addition to and at the same time as paying any other consideration for that supply) an amount equal to the amount of that VAT (and that Finance Party must provide an appropriate VAT invoice to that Party as soon as reasonably practicable).

13.6.2 If VAT is or becomes chargeable on any supply made by any Finance Party (the Supplier) to any other Finance Party (the Recipient) under a Finance Document, and any Party other than the Recipient (the Relevant Party) is required by the terms of any Finance Document to pay an amount equal to the consideration for that supply to the Supplier (rather than being required to reimburse or indemnify the Recipient in respect of that consideration):

(a) (where the Supplier is the person required to account to the relevant tax authority for the VAT) the Relevant Party must also pay to the Supplier (at the same time as paying that amount) an additional amount equal to the amount of the VAT.  The Recipient must (where this Clause 13.6.2(a) applies) promptly pay to the Relevant Party an amount equal to any credit or repayment the Recipient receives from the relevant tax authority which the Recipient reasonably determines relates to the VAT chargeable on that supply;  and

(b) (where the Recipient is the person required to account to the relevant tax authority for the VAT) the Relevant Party must promptly, following demand from the Recipient, pay to the Recipient an amount equal to the VAT chargeable on that supply but only to the extent that the Recipient reasonably determines that it is not entitled to a credit or repayment from the relevant tax authority in respect of that VAT.

13.6.3 Where a Finance Document requires any Party to reimburse or indemnify a Finance Party for any costs or expenses, that Party shall reimburse or indemnify (as the case may be) that Finance Party for the full amount of that cost or expense, including such part thereof as represents VAT, except to the extent that that Finance Party reasonably determines that it is entitled to credit or repayment in respect of that VAT from the relevant tax authority.

13.6.4 In relation to any supply made by a Finance Party to any Party under a Finance Document, if reasonably requested by such Finance Party, that Party must promptly provide such Finance Party with details of that Party's VAT registration and such other information as is reasonably requested in connection with such Finance Party's VAT reporting requirements in relation to such supply.

14 Increased Costs

14.1 Increased costs

14.1.1 Subject to Clause 14.3 (Exceptions), the Borrower shall, within three (3) Business Days of a demand by the Facility Agent, pay for the account of a Finance Party the amount of any Increased Costs incurred by that Finance Party or any of its Affiliates as a result of:

(a) the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation;

(b) compliance with any law or regulation made after the date of this Agreement,

including, without limitation, any such law or regulation concerning capital adequacy requirements, liquid asset holding requirements, special deposit requirements, prudential limits, reserve assets or Tax.

14.1.2 In this Agreement:

(a) Increased Costs means:

(i) a reduction in the rate of return from the Facility or on a Finance Party's (or its Affiliate's) overall capital (including, without limitation, as a result of any reduction in the rate of return on capital brought about by more capital being required to be allocated by that Finance Party);

(ii) an additional or increased cost; or

(iii) a reduction of any amount due and payable under any Finance Document,

which is incurred or suffered by a Finance Party or any of its Affiliates to the extent that it is attributable to that Finance Party having entered into its Commitment or funding or performing its obligations under any Finance Document.

14.2 Increased cost claims

14.2.1 A Finance Party intending to make a claim pursuant to Clause 14.1 (Increased costs) shall notify the Facility Agent of the event giving rise to the claim, following which the Facility Agent shall notify the Borrower as soon as reasonably practicable.

14.2.2 Each Finance Party shall, as soon as practicable after a demand by the Facility Agent, provide a certificate confirming the amount of its Increased Costs.

14.3 Exceptions

14.3.1 Clause 14.1 (Increased costs) does not apply to the extent any Increased Cost is:

(a) attributable to any Excluded Tax;

(b) attributable to a Tax Deduction required by law to be made by an Obligor;

(c) compensated for by Clause 13.3 (Tax indemnity) (or would have been compensated for under that Clause but was not so compensated solely because any of the exclusions in that Clause applied); or

(d) attributable to the wilful breach by the relevant Finance Party or its Affiliates of any law or regulation.

14.3.2 In this Clause 14.3, a reference to a Tax Deduction has the same meaning given to that term in Clause 13.1 (Definitions).

15 Other Indemnities

15.1 Currency indemnity

15.1.1 Without prejudice to Clause 31.8 (Currency of account), if any sum due from an Obligor under the Finance Documents (a Sum), or any order, judgment or award given or made in relation to a Sum, has to be converted from the currency (the First Currency) in which that Sum is payable into another currency (the Second Currency) for the purpose of:

(a) making or filing a claim or proof against that Obligor; or

(b) obtaining or enforcing an order, judgment or award in relation to any litigation or arbitration proceedings,

that Obligor shall as an independent obligation, within three (3) Business Days of demand, indemnify each Finance Party to whom that Sum is due against, and shall pay to each such Finance Party, any cost, loss or liability arising out of or as a result of the conversion including any discrepancy between (A) the rate of exchange used to convert that Sum from the First Currency into the Second Currency and (B) the rate or rates of exchange available to that person at the time of its receipt of that Sum.

15.1.2 Each Obligor waives any right it may have in any jurisdiction to pay any amount under the Finance Documents in a currency or currency unit other than that in which it is expressed to be payable.

15.2 Environmental indemnity

The Borrower shall, or shall procure that an Obligor will, within three (3) Business Days of demand, indemnify each Finance Party and its officers, employees, agents and delegates (together the Indemnified Parties) against any loss or liability suffered or incurred by that Indemnified Party (except to the extent caused by that Indemnified Party's own gross negligence or wilful default) which:

15.2.1 arises by virtue of any actual or alleged breach of any Environmental Law (whether by any Obligor, an Indemnified Party or any other person);

15.2.2 arises in connection with an Environmental Claim; or

15.2.3 arises as a result of any enquiry, investigation, subpoena (or similar order) or litigation with respect to any Environmental Claim and any other enquiry, investigation, subpoena (or similar order) or litigation in respect of any breach of any Environmental Law that has or is reasonably likely to give rise to any liability for any Finance Party, which relates to a Credit Party, any of its Subsidiaries or Galiano Gold (Canada), any assets of such Credit Party, its Subsidiaries or Galiano Gold (Canada) or the operation of all or part of the business of such Credit Party, any of its Subsidiaries or Galiano Gold (Canada) and which would not have arisen if the Finance Documents or any of them had not been executed by that Finance Party.

15.3 Other indemnities

15.32.21 The Borrower shall, or shall procure that an Obligor will, within three (3) Business Days of demand, indemnify each Finance Party against, and shall pay to each Finance Party, any cost, loss or liability incurred by that Finance Party as a result of:

(a) the occurrence of any Event of Default;

(b) a failure by an Obligor to pay any amount due under a Finance Document on its due date, including without limitation, any cost, loss or liability arising as a result of Clause 29 (Sharing Among the Finance Parties);

(c) funding, or making arrangements to fund, its participation in a Loan requested by the Borrower in a Utilisation Request but not made by reason of the operation of any one or more of the provisions of this Agreement (other than by reason of default or negligence by that Finance Party alone); or

(d) a Loan (or part of a Loan) not being prepaid in accordance with a notice of prepayment given by the Borrower or the Borrower.

15.3.2 Each Obligor indemnifies each Finance Party, each Affiliate of a Finance Party and each officer or employee of a Finance Party or its Affiliate, against, and must pay to it on demand the amount of any cost, loss or liability incurred by that Finance Party or its Affiliate (or officer or employee of that Finance Party or Affiliate) in connection with or arising out of the use of proceeds under the Facility or Transaction Security being taken over the Secured Property (including but not limited to those incurred in connection with any litigation, arbitration or administrative proceedings or regulatory enquiry concerning the use of proceeds under the Facility), unless that loss or liability is caused by the gross negligence or wilful misconduct of that Finance Party or its Affiliate (or employee or officer of that Finance Party or Affiliate).  Any Affiliate or any officer or employee of a Finance Party or its Affiliate may rely on this Clause 15.3.

15.3.3 Each Obligor's liability in each such case referred to in this Clause 15.3 (Other indemnities) includes any loss or expense on account of funds borrowed, contracted for or utilised to fund any amount payable under any Finance Document or any Loan.

15.4 Indemnity to the Facility Agent and the Security Agent

15.4.1 The Borrower shall, or shall procure that an Obligor will, within three (3) Business Days of demand indemnify the Facility Agent, the Security Agent and every Representative appointed by the Facility Agent or Security Agent against and shall pay to the Facility Agent, the Security Agent and each such Representative any cost, loss or liability incurred by the Facility Agent, the Security Agent or that Representative as a result of:

(a) investigating or taking any other action in connection with any event which it reasonably believes is a Default; or

(b) any failure by an Obligor to comply with its obligations under Clause 17 (Costs and Expenses);

(c) any default by any Obligor in the performance of any of the other obligations expressed to be assumed by it in the Finance Documents;

(d) acting or relying on any notice, request or instruction which it reasonably believes to be genuine, correct and appropriately authorised;

(e) the taking, holding, protection or enforcement of the Transaction Security;

(f) the exercise of any of the rights, powers, discretions, authorities and remedies vested in the Facility Agent, the Security Agent and each Representative appointed by the Facility Agent or the Security Agent by the Finance Documents or by law;

(g) instructing lawyers, accountants, tax advisers, surveyors or other professional advisers or experts as permitted under this Agreement; or

(h) instructing any Representative under the Finance Documents or an instruction which otherwise relates to any of the Secured Property (otherwise, in each case, than by reason of the Facility Agent's, the Security Agent's or relevant Representative's gross negligence or wilful misconduct).

15.4.2 The Security Agent may, in priority to any payment to the Finance Parties, indemnify itself out of the Secured Property in respect of, and pay and retain, all sums necessary to give effect to the indemnity in this Clause 15.4 and shall have a lien on the Transaction Security and the proceeds of the enforcement of the Transaction Security for all moneys payable to it.

16 Mitigation by the Lenders

16.1 Mitigation

16.1.1 Each Finance Party shall, in consultation with the Borrower, take all reasonable steps to mitigate any circumstances which arise and which would result in the Facility ceasing to be available or any amount becoming payable under or pursuant to, or cancelled pursuant to, any of Clause 7.1 (Mandatory Prepayment - illegality), Clause 13 (Tax Gross-up and Indemnities) or Clause 14 (Increased Costs).

16.1.2 Clause 16.1.1 does not in any way limit the obligations of any Obligor under the Finance Documents.

16.2 Limitation of liability

16.2.1 The Borrower hereby indemnifies each Finance Party against, and undertakes to pay to it on demand, all costs and expenses reasonably incurred by that Finance Party as a result of steps taken by it under Clause 16.1 (Mitigation).

16.2.2 A Finance Party is not obliged to take any steps under Clause 16.1 (Mitigation) if, in the opinion of that Finance Party (acting reasonably):

(a) any law or regulation would not allow or permit it; or

(b) to do so might be prejudicial to it.

17 Costs and Expenses

17.1 Transaction expenses

The Borrower shall promptly on demand pay the Facility Agent, the Security Agent, the Initial Mandated Lead Arranger the amount of all costs and expenses (including legal fees) reasonably incurred by any of them (and, in the case of the Facility Agent or the Security Agent, by any Representative appointed by the Facility Agent or the Security Agent) in connection with the negotiation, preparation, printing, execution of:

17.1.1 the Transaction Security, this Agreement, the other Finance Documents and any other documents referred to in this Agreement (including all costs of registering or perfecting Transaction Security); and

17.1.2 any other Finance Documents executed after the date of this Agreement.

17.2 Amendment costs

If:

17.2.1 an Obligor requests an amendment, waiver or consent; or

17.2.2 there is any change in law or any regulation which requires an amendment, waiver or consent under the Finance Documents,

the Borrower shall, within three (3) Business Days of demand, reimburse each Finance Party for the amount of all costs and expenses (including legal fees) reasonably incurred by that Finance Party (and by any Representative appointed by that Finance Party) in responding to, evaluating, negotiating or complying with that request or requirement;

17.3 Security Agent's additional renumeration

17.3.1 In the event of:

(a) an Event of Default;

(b) a Security Agent being requested by an Obligor or the Majority Lenders to undertake duties which the Security Agent and the Borrower agree to be of an exceptional nature or outside the scope of the normal duties of the Security Agent under the Finance Documents; or

(c) a Security Agent and the Borrower agreeing that it is otherwise appropriate in the circumstances,

the Borrower shall pay to the Security Agent any additional remuneration that may be agreed between them or determined pursuant to Clause 17.3.2 below.

17.3.2 If the Security Agent and the Borrower fail to agree upon the nature of the duties, or upon the additional remuneration referred to in Clause 17.3.1 above or whether additional remuneration is appropriate in the circumstances, any dispute shall be determined by an investment bank (acting as an expert and not as an arbitrator) selected by the Security Agent and approved by the Borrower or, failing approval, nominated (on the application of the Security Agent) by the President for the time being of the Law Society of England and Wales (the costs of the nomination and of the investment bank being payable by the Borrower) and the determination of any investment bank shall be final and binding upon the Parties.

17.4 Enforcement costs

The Borrower shall, within three (3) Business Days of demand, pay to each Finance Party the amount of all costs and expenses (including legal fees on the scale as between attorney and own client whether incurred before or after judgement) incurred by that Finance Party in connection with the enforcement of, or the preservation of any rights under, any Finance Document or the Transaction Security and/or any proceedings instituted by or against a Finance Party as a consequence of taking or holding the Transaction Security or enforcing these rights.

SECTION 7
REPRESENTATIONS, UNDERTAKINGS AND EVENTS OF DEFAULT

18 Representations

Each Obligor makes the representations and warranties set out in this Clause 18 to each Finance Party.  A reference in this Clause to "it" or "its" includes, unless the context otherwise requires, each Obligor.  The Finance Parties enter into the Finance Documents to which they are party on the strength of and relying on the representations and warranties set out in this Clause 18, each of which is a separate representation and warranty, given without prejudice to any other representation or warranty and is deemed to be a material representation or warranty (as applicable) inducing the Finance Parties to enter into the Finance Documents.

18.1 Status

18.1.1 It and each of its Subsidiaries is a limited liability company or a company limited by shares, duly incorporated and validly existing under the laws of its jurisdiction of incorporation.

18.1.2 It and each of its Subsidiaries has the power to own its assets and carry on its business as it is being conducted.

18.2 Binding obligations

Subject to the Legal Reservations:

18.2.1 the obligations expressed to be assumed by it in each Finance Document to which it is a party are legal, valid, binding and enforceable obligations;

18.2.2 each Security Document to which it is a party creates the Security Interests which that Security Document purports to create and those Security Interests are valid and effective and are not liable to be avoided or set aside on its insolvency, judicial management or otherwise; and

18.2.3 each Finance Document to which it is a party is in the proper form for its enforcement in each of its Relevant Jurisdictions.

18.3 Non-conflict with other obligations

The entry into and performance by it of, and the transactions contemplated by, the Finance Documents and the granting of the Transaction Security pursuant to the Security Documents, do not and will not conflict with:

18.3.1 any law or regulation applicable to it;

18.3.2 its or any of its Subsidiaries' constitutional documents; or

18.3.3 any agreement or instrument binding upon it or any of its Subsidiaries or any of its or any of its Subsidiaries' assets or constitute a default or termination event (however described) under that agreement or instrument.

18.4 Capacity, power and authority

18.4.1 It has the legal capacity and power to enter into, perform and deliver, and has taken all necessary action to authorise its entry into, performance and delivery of, the Finance Documents to which it is a party and the transactions contemplated by those Finance Documents.

18.4.2 No limit on its powers will be exceeded as a result of the borrowing, grant of security or giving of guarantees or indemnities contemplated by the Finance Documents to which it is a party.

18.5 Validity and admissibility in evidence

18.5.1 All Authorisations and any other notices, acts, conditions or things required:

(a) to enable it to lawfully enter into, exercise its rights and comply with its obligations under the Finance Documents to which it is a party; and

(b) to make the Finance Documents to which it is a party admissible in evidence in each of its Relevant Jurisdictions,

have been obtained or effected and are in full force and effect.

18.5.2 All Authorisations that are material to the conduct of the business, trade and ordinary activities of members of the Obligors have been obtained or effected and are in full force and effect.

18.6 Governing law and enforcement

Subject to the Legal Reservations:

18.6.1 the choice of the law stated to be the governing law of each Finance Document will be recognised and enforced in each of its Relevant Jurisdictions;

18.6.2 its:

(a) submission under this Agreement to the jurisdiction of the English Courts; and

(b) agreement not to claim any immunity to which it or its assets may be entitled,

are legal, valid and binding under the laws of each of its Relevant Jurisdictions; and

18.6.3 any judgment obtained in relation to a Finance Document in the jurisdiction of the stated governing law of that Finance Document will be recognised and enforced in each of its Relevant Jurisdictions.

18.7 Insolvency

18.7.1 No:

(a) corporate action, legal proceeding or other procedure or step described in Clause 22.7 (Insolvency proceedings); or

(b) creditors' process described in Clause 22.8 (Creditors' process),

has been taken or threatened in relation to it or any other member of the Group; and none of the circumstances described in Clause 22.6 (Insolvency) applies to it or any other member of the Group.

18.8 Deduction of Tax

Other than in respect of withholding tax payable by the Borrower on interest and fees under the laws of Ghana, in respect of interest or fee payments under this Agreement, it is not required to make any Tax Deduction (as defined in Clause 13.1 (Definitions)) from any payment it may make under any Finance Document.

18.9 No filing or stamp taxes

Under the law of its Relevant Jurisdictions, it is not necessary that the Finance Documents be filed, recorded or enrolled with any court or other authority in that jurisdiction or that any stamp, registration, notarial or similar taxes or fees be paid on or in relation to the Finance Documents or the transactions contemplated by the Finance Documents, except:

18.9.1 any Security Document to which an Obligor incorporated in the Isle of Man is or becomes a party will need to be registered at the Isle of Man Companies Registry within one month from the date of its execution;

18.9.2 the stamping of this Agreement in Ghana in accordance with the Stamp Duty Act;

18.9.3 subject to Clause 21.28, the stamping of each Security Document governed by the laws of Ghana in accordance with the Stamp Duty Act;

18.9.4 registration of the particulars of the Security Documents at the Collateral Registry in Ghana within twenty-eight (28) days of execution, in accordance with the Borrowers and Lenders Act; and

18.9.5 registration of the particulars of the Security Documents at the Office of the Registrar of Companies in Ghana, within forty-five (45) days of execution, in accordance with the Companies Act, 2019 (Act 992) of Ghana, which registrations, filings, stamping, taxes and fees will be made and paid promptly after the date of the relevant Finance Document.

18.10 No Default

18.10.1 No Default is continuing or is reasonably likely to result from the making of any Utilisation or the entry into, the performance of, or any transaction contemplated by, any Finance Document.

18.10.2 No other event or circumstance is outstanding which constitutes (or with the expiry of a grace period, the giving of notice, the making of any determination or the satisfaction of any other applicable condition will constitute) a default or termination event (however described) or an event resulting in an obligation to create security under any other agreement or instrument which is binding on it or any of its Subsidiaries or to which its (or any of its Subsidiaries') assets are subject to an extent or in a manner which has or is reasonably likely to have a Material Adverse Effect.

18.11 Information

18.11.1 All information provided to a Finance Party by or on behalf of any member of the Group in connection with the Finance Documents is true, complete and accurate in all material respects as at the date it was provided or as at the date (if any) at which it is stated to be given and is not misleading in any respect.

18.11.2 All financial projections provided to a Finance Party on or before the date of this Agreement have been prepared in good faith on the basis of assumptions which were reasonable at the time at which they were prepared and supplied and were not misleading in any respect.

18.11.3 No information has been given or withheld by any Obligor which, if disclosed, might result in the information or projections referred to above being misleading in any respect or untrue in any material respect.

18.12 Financial statements

18.12.1 Its financial statements most recently delivered to the Facility Agent (which, at the date of this Agreement, are the Original Financial Statements):

(a) have been prepared in accordance with IFRS, consistently applied; and

(b) give a true and fair view of its financial condition (consolidated, if applicable) as at the date to which they were drawn up,

except, in each case, as disclosed to the contrary in those financial statements.

18.12.2 There has been no material adverse change in its business or financial condition since the latest date to which any of the Original Financial Statements were drawn up.

18.13 No proceedings

18.13.1 Except as disclosed in Schedule 10 (Litigation), no litigation, arbitration, expert determination, alternative dispute resolution or administrative proceedings of or before any court, arbitral body or agency are current or, to the best of its knowledge, pending or threatened.

18.13.2 No labour disputes are current or, to the best of its knowledge, threatened.

18.13.3 No judgment or order of a court or arbitral body has been made against it or any of its Subsidiaries.

18.14 No breach of laws

It has not (and none of its Subsidiaries has) breached any law or regulation which is material to its business.

18.15 Environmental laws

18.15.1 Each Obligor is in compliance with Clause 21.14 (Environmental matters) and to the best of its knowledge and belief (having made due and careful enquiry) no circumstances have occurred which would prevent such compliance in a manner or to an extent which has or is reasonably likely to have a Material Adverse Effect or result in a liability for any Finance Party.

18.15.2 All Environmental Permits required for it and its Subsidiaries to carry on their respective businesses in the ordinary course have been obtained or effected and are in full force and effect.

18.15.3 No Environmental Claim has commenced or (to the best of its knowledge and belief (having made due and careful enquiry) is threatened against any Obligor where that claim has or is reasonably likely, if determined against such Obligor, to have a Material Adverse Effect or result in a liability for any Finance Party.

18.15.4 The cost to any Obligor of compliance with Environmental Laws (including Environmental Permits) is (to the best of its knowledge and belief, having made due and careful enquiry) adequately provided for.

18.16 Authorised Signatures

Any person specified as its authorised signatory under Part A of Schedule 2 (Conditions Precedent) or Clause 19.10 (Information: miscellaneous) is authorised to sign Utilisation Requests and other notices under the Finance Documents on its behalf.

18.17 No immunity

In any proceedings taken in its jurisdiction of incorporation, or in any other jurisdiction, it will not be entitled to claim for itself or any of its assets immunity from suit, execution, attachment or other legal process in relation to any Finance Document.

18.18 Private and commercial acts

Its execution of the Finance Documents to which it is a party constitutes, and its exercise of its rights and performance of its obligations thereunder will constitute, private and commercial acts done and performed for private and commercial purposes.

18.19 Taxation

18.19.1 It is not (and none of its Subsidiaries are) overdue in the filing of any Tax returns relating to any material amount of Tax and it is not (and none of its Subsidiaries are) overdue in the payment of any amount in respect of Tax.

18.19.2 No claims or investigations are being, or (to the best of its knowledge) are reasonably likely to be, made or conducted against it (or any of its Subsidiaries) with respect to Taxes.

18.19.3 It is resident for Tax purposes only in its jurisdiction of incorporation.

18.20 Anti-corruption law

Each Obligor and each other member of the Group has conducted its businesses in compliance with applicable anti-corruption laws and has instituted and maintains as at the date of this Agreement policies and procedures designed to promote and achieve compliance with those laws.

18.21 Security Interests and Financial Indebtedness

18.21.1 No Security Interest or Quasi Security (as defined in Clause 21.3 (Negative pledge)) exists over the whole or any part of the assets of Galiano Gold (Canada), any Credit Party or the Subsidiaries of the Credit Parties, except as expressly permitted under Clause 21.3 (Negative pledge).

18.21.2 No Credit Party or any of its Subsidiaries has any Financial Indebtedness outstanding which is not permitted by the terms of this Agreement.

18.21.3 Each Security Document to which it is a party creates the Security Interests which it purports to create, and the Transaction Security so established:

(a) is valid and effective;

(b) where required by law, is duly registered with the appropriate statutory public registry;

(c) constitutes first priority Security Interest of the type described, over the assets referred to, in the relevant Security Document and those assets are not subject to any prior or pari passu Security Interest in favour of any other person, other than in respect of any prior Security Interest or Quasi Security Interest listed in Schedule 7 (Existing Security interests) (unless agreed otherwise by the Parties); and

(d) is not subject to avoidance in the event of any winding-up, dissolution or administration involving any Obligor.

18.21.4 The Credit Parties do not own any freehold or leasehold interest or any other immoveable property or any other interest in buildings, fixtures and fittings (including trade fixtures and fittings) and other equipment attached to, situated on or forming part of any land, in each case, excluding any property attached to, situated on or forming part of any land the subject of a Mining Lease.

18.22 Ranking

18.22.1 The Transaction Security has or will have first ranking priority and it is not subject to any prior ranking or pari passu ranking Security Interest, other than in respect of any prior Security Interest or Quasi Security Interest listed in Schedule 7 (Existing Security interests) (unless agreed otherwise by the Parties).

18.22.2 Its payment obligations under the Finance Documents rank at least pari passu with the claims of all its other unsecured and unsubordinated creditors, except for obligations mandatorily preferred by law applying to companies generally.

18.23 Assets

18.23.1 It and each of its Subsidiaries own or have leased or licensed to it, and have all appropriate Authorisations required to use, all material assets necessary to conduct its business as it is being or will be conducted.

18.23.2 It is the sole legal and beneficial owner of the assets over which it purports to grant Security Interests under the Security Documents free from any claims, third party rights or competing interests.

18.24 Ownership

As at the Closing Date:

18.24.1 all shares in the issued share capital of the Borrower are owned directly, legally and beneficially, as follows:

Shareholder	Percentage Shareholding
Galiano Gold (IOM)	45.00 per cent.
Galiano Gold (Netherlands)	45.00 per cent.
Government of Ghana	10.00 per cent.

18.24.2 all shares in the issued share capital of Shika Group Finance are owned directly, legally and beneficially as follows:

Shareholder	Percentage Shareholding
Galiano Gold (IOM)	100.00 per cent.

18.24.3 all shares in the issued share capital of Galiano Gold (Netherlands) are owned directly, legally and beneficially as follows:

Shareholder	Percentage Shareholding
Galiano Gold (Canada)	100.00 per cent.

18.24.4 all shares in the issued share capital of Galiano Gold (IOM) are owned directly, legally and beneficially as follows:

Shareholder	Percentage Shareholding
Galiano International (IOM)	100.00 per cent.

18.24.5 all shares in the issued share capital of Galiano International (IOM) are owned directly, legally and beneficially as follows:

Shareholder	Percentage Shareholding
Galiano Gold (Canada)	100.00 per cent.

18.25 No adverse consequences

18.25.1 It is not necessary under the laws of any of its Relevant Jurisdictions that any Finance Party should be licensed, qualified or otherwise entitled to carry on business in that jurisdiction:

(a) in order to enable any Finance Party to enforce its rights under any Finance Document; or

(b) by reason of any Finance Party having entered into of any Finance Document or the performance by it of its obligations under any Finance Document.

18.25.2 No Finance Party is or will be deemed to be resident, domiciled or carrying on business in its Relevant Jurisdictions by reason only of the execution, performance and/or enforcement of any Finance Document.

18.26 Insurance

18.26.1 There is no outstanding insured loss or liability incurred by it in an amount exceeding USD10,000,000 which is not expected to be covered to the full extent of that loss or liability.

18.26.2 There has been no non-disclosure, misrepresentation or breach of any term of any Insurance taken out by any member of the Group which would entitle any insurer of that Insurance to repudiate, rescind or cancel it or to treat it as avoided in whole or in part, or otherwise decline any valid claim under it by or on behalf of any member of the Group.

18.26.3 No insurer of any Insurance of a member of the Group has entered into any insolvency proceedings.

18.27 Intellectual Property Rights

It:

18.27.1 is the sole legal and beneficial owner of or has licensed to it on normal commercial terms all the Intellectual Property Rights which are material in the context of its business and which are required by it in order to carry on its business in all material respects as it is being conducted;

18.27.2 has taken all formal or procedural actions (including payment of fees) required to maintain those Intellectual Property Rights in all material respects;

18.27.3 none of those Intellectual Property Rights are being infringed, nor (to its knowledge) is there any threatened infringement of any of those Intellectual Property Rights, in any material respect; and

18.27.4 does not, in carrying on its business, infringe any Intellectual Property Rights of any third party in any respect which has or is reasonably likely to have a Material Adverse Effect.

18.28 Other documents

18.28.1 As at the Closing Date, the documents delivered to the Facility Agent by or on behalf of any Obligor under Clause 4.1 (Initial conditions precedent) are genuine (or, in the case of copy documents, are true, complete and accurate copies of originals which are genuine), are up-to-date and in full force and effect (or if a copy, the original is up-to-date and in full force and effect) and have not been amended.

18.28.2 As at the date of their delivery, the documents delivered to the Facility Agent under this Agreement by or on behalf of any Obligor after the Closing Date are genuine (or, in the case of copy documents, are true, complete and accurate copies of originals which are genuine), are up-to-date and in full force and effect (or, if a copy, the original is up-to-date and in full force and effect) and have not been amended.

18.29 Sanctions

No Obligor is party to or participates in any Sanctioned Transaction, has contravened any Sanctions or is targeted under any Sanctions.  Notwithstanding any provision to the contrary in this Agreement, the Finance Parties' sole remedy for any breach of this Clause 18.29 (Sanctions) shall be to exercise their rights under Clause 7.2 (Mandatory prepayment - sanctions), provided that failure by an Obligor to perform its obligations under Clause 7.2 (Mandatory prepayment - sanctions) pursuant to a breach of this Clause 18.29 (Sanctions) shall be an Event of Default entitling the Finance Parties to exercise any and all their rights relating to an Event of Default.

18.30 Bank Accounts

18.30.1 The Borrower does not hold any bank accounts other than the Transaction Bank Accounts, the Gold Proceeds Account, the Gold Metals Account and such other accounts held with the prior written consent of the Facility Agent.

18.30.2 Shika Group Finance does not hold any bank accounts other than the Shika Group Account and such other accounts held with the prior written consent of the Facility Agent.

18.30.3 No other Credit Party holds any bank accounts other than such accounts held with the prior written consent of the Facility Agent.

18.31 No Royalties

There are no royalties, streaming arrangements, production taxes or other arrangements with a similar effect payable to any person in respect of the Mine, other than the Existing Royalty Agreements or any other surface or extraction royalties that may be payable by the Borrower to the Government of Ghana or any governmental authority of Ghana.

18.32 Shareholders' Arrangements

No shareholders agreement exists in relation to the Credit Parties or any of their Subsidiaries.

18.33 Times when representations are made

18.33.1 All the representations and warranties set out in this Clause 18 are made by each Obligor on the date of this Agreement.

18.33.2 All the representations and warranties set out in this Clause 18 are deemed to be made by each Obligor on the Closing Date.

18.33.3 The Repeating Representations are deemed to be made by each Obligor on the date of each Utilisation Request, on each Utilisation Date and on the first day of each Interest Period.

18.33.4 When a representation and warranty in Clause 18.10.1 (No Default) is repeated on the date of a Utilisation Request, a Utilisation Date or on the first day of an Interest Period for a Loan (other than the first Interest Period for that Loan), the reference to a Default must be construed as a reference to an Event of Default.

18.33.5 Each representation and warranty deemed to be made after the date of this Agreement shall be deemed to be made by reference to the facts and circumstances existing at the date the representation or warranty is deemed to be made.

19 Information Undertakings

Each Obligor is bound by the undertakings set out in this Clause 19 relating to it. The undertakings in this Clause 19 remain in force from the date of this Agreement until the Discharge Date.

19.1 Financial statements

The Borrower shall supply to the Facility Agent in sufficient copies for all the Lenders:

19.1.1 as soon as the same become available, but in any event within 120 days after the end of each of its financial years:

(a) audited consolidated financial statements of Galiano Gold (Canada) for that financial year, and the parties agree that the making of documents publicly available on Galiano Gold (Canada)'s SEDAR+ profile satisfies the delivery requirements under this Clause 19.1.1(a);

(b) audited financial statements for the Borrower for that financial year; and

(c) company-prepared financial statements for each Guarantor (other than Galiano Gold (Canada)) for that financial year.

19.1.2 as soon as the same become available, but in any event within 60 days after the end of each half of each of its financial years:

(a) consolidated company-prepared financial statements of Galiano Gold (Canada) for that financial half year, and the parties agree that the making of documents publicly available on Galiano Gold (Canada)'s SEDAR+ profile satisfies the delivery requirements under this Clause 19.1.2(a);

(b) company-prepared financial statements of the Borrower for that financial half year;  and

(c) company-prepared financial statements of each Guarantor (other than Galiano Gold (Canada)) for that financial half year.

19.2 Compliance Certificate

19.2.1 The Borrower shall supply to the Facility Agent, with each set of financial statements delivered pursuant to Clause 19.1 (Financial statements), a Compliance Certificate setting out (in reasonable detail) computations as to compliance with Clause 20 (Financial Covenants) as at the date as at which those financial statements were drawn up.

19.2.2 Each Compliance Certificate shall be signed by an authorised signatory of the Borrower.

19.3 Requirements as to financial statements

Each set of financial statements delivered by the Borrower pursuant to Clause 19.1 (Financial statements) shall be:

19.3.1 certified by an officer or director of the relevant company as fairly presenting its financial condition as at the date as at which those financial statements were drawn up; and

19.3.2 prepared using IFRS, accounting practices and financial reference periods consistent with those applied in the preparation of the Original Financial Statements for that Obligor unless, in relation to any set of financial statements, the Borrower notifies the Facility Agent that there has been a change in IFRS, the accounting practices or reference periods and its Auditors (or, if appropriate, the Auditors of the Obligor) deliver to the Facility Agent:

(a) a description of any change necessary for those financial statements to reflect IFRS, the accounting practices and the reference periods as applied in the preparation of that Obligor's Original Financial Statements; and

(b) sufficient information, in form and substance as may be reasonably required by the Facility Agent, to enable the Lenders to determine whether Clause 20 (Financial Covenants) has been complied with and make an accurate comparison between the financial position indicated in those financial statements and that Obligor's Original Financial Statements.

Any reference in this Agreement to those financial statements shall be construed as a reference to those financial statements as adjusted to reflect the basis upon which the Original Financial Statements were prepared.

19.4 Auditors

If the Facility Agent wishes to discuss the financial position of any member of the Group with the relevant Auditors, the Facility Agent may notify the Borrower in writing, stating the questions or issues which the Facility Agent wishes to discuss with the Auditors.  In this event, the Borrower shall ensure that the Auditors are authorised (at the expense of the Borrower):

19.4.1 to discuss the financial position of each member of the Group with the Facility Agent on request from the Facility Agent; and

19.4.2 to disclose to the Facility Agent for the Finance Parties any information which the Facility Agent may reasonably request.

19.5 Financial year-end

No Obligor shall change the date of its financial year end without the express prior consent of the Facility Agent.

19.6 Notification of default

19.6.1 Each Obligor shall notify the Facility Agent of any Default (and the steps, if any, being taken to remedy it) promptly upon becoming aware of its occurrence (unless that Obligor is aware that a notification has already been provided by another Obligor).

19.6.2 Promptly upon reasonable request by the Facility Agent, the Borrower shall supply to the Facility Agent a certificate signed by an officer or director on its behalf certifying that no Default is continuing (or if a Default is continuing, specifying the Default and the steps, if any, being taken to remedy it).

19.7 Management reports

The Borrower must deliver to the Facility Agent for each month a management report on the operational performance of the Obligor's operations and the Mine as soon as reasonably practicable following the date on which such management report has been approved by the Borrower's board of directors, and in any event, within 30 days after the end of each month.

19.8 Hedging Protocol Compliance Certificate

The Borrower must deliver to the Facility Agent a Hedging Protocol Compliance Certificate (as defined in the Hedging Protocol) within 30 days of each Assessment Date in accordance with the Hedging Protocol.

19.9 Financial Model and Mine Plan

19.9.1 The Borrower must provide to the Facility Agent:

(a) annually, by no later than the later of 30 days after (i) the end of its financial year, and (ii) the date on which the board of directors of the Borrower approves the annual Financial Model and/or Mine Plan, a proposed updated Financial Model and/or Mine Plan; and

(b) promptly, any other proposed material amendments or updates to the Financial Model and/or Mine Plan.

19.10 Information: miscellaneous

The Borrower shall supply to the Facility Agent:

19.10.1 all material documents dispatched by the Borrower to its shareholders (or any class of them) or its creditors generally (or any class of them) at the same time as they are dispatched (and the parties agree that the making of documents publicly available on Galiano Gold (Canada)'s SEDAR+ profile, for itself or on behalf of the Borrower, satisfies the delivery requirements in this Clause 19.10.1);

19.10.2 promptly upon becoming aware of them, details and copies of any changes proposed to be made or made to its constitutional documents or the constitutional documents of Galiano Gold (Canada), a Guarantor or a Credit Party;

19.10.3 promptly upon becoming aware of them, the details of any industrial action, litigation, arbitration, administrative proceedings, liquidation applications, winding up applications or judicial management applications which are current, threatened or pending against it, any other Credit Party, its Subsidiaries or Galiano Gold (Canada), and which, if adversely concluded or determined, are reasonably likely to have a Material Adverse Effect, and provide the Facility Agent with full details of any steps which that Credit Party, its Subsidiaries or Galiano Gold (Canada) is taking or proposes to take in order to prevent, remedy or mitigate the effect of any such proceedings and/or application;

19.10.4 promptly upon becoming aware of them, the details of any judgment or order of a court, arbitral body or agency which is made against any Credit Party, its Subsidiaries or Galiano Gold (Canada), and which has, or is reasonably likely to have, a Material Adverse Effect;

19.10.5 promptly, such information as the Facility Agent or Security Agent may reasonably require about the Secured Property and compliance of the Obligors with the terms of any Security Documents;

19.10.6 promptly, such further information regarding the financial condition, assets, business and operations of Galiano Gold (Canada), each Credit Party or any Subsidiary of the Credit Parties as any Finance Party (through the Facility Agent) may reasonably request;

19.10.7 promptly, notice of any change in authorised signatories of it or any other Obligor signed by a director or company secretary of it or that other Obligor accompanied by specimen signatures of any new authorised signatories;

19.10.8 promptly and in any event within three (3) Business Days of such occurrence, details of any unscheduled stoppage or disruption to mining or any surface operations or production at the Mine occurring for a period longer than 30 days; and

19.10.9 promptly upon request, such additional information or documentation as the Facility Agent may require in order to verify that any signatory referred to in clause 19.10.7 has been duly authorised.

19.11 Know your customer checks

19.11.1 If:

(a) the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation made after the date of this Agreement;

(b) any change in the status of an Obligor or the composition of the shareholders of an Obligor after the date of this Agreement;

(c) the on-going compliance with any know your customer or similar identification procedures; or

(d) a proposed Transfer by a Lender of any of its rights and obligations under this Agreement to a party that is not a Lender prior to that Transfer,

obliges the Facility Agent or any Lender (or, in the case of paragraph (c), any prospective new Lender) to comply with know your customer or similar identification procedures in circumstances where the necessary information is not already available to it, each Obligor shall promptly upon the request of the Facility Agent or any Lender supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Facility Agent (for itself or on behalf of any Lender) or any Lender (for itself or, in the case of the event described in paragraph (c), on behalf of any prospective new Lender) in order for the Facility Agent, that Lender or, in the case of the event described in paragraph (c), any prospective new Lender to carry out and be satisfied it has complied with all necessary know your customer or other similar checks under all applicable laws and regulations pursuant to the transactions contemplated in the Finance Documents.

19.11.2 Each Lender shall as soon as reasonably practicable following request by the Facility Agent, supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Facility Agent (for itself) in order for the Facility Agent to carry out and be satisfied it has complied with all necessary know your customer or other similar checks under all applicable laws and regulations pursuant to the transactions contemplated in the Finance Documents.

20 Financial Covenants

20.1 Undertakings in relation to financial condition

The Borrower shall ensure that from the date of this Agreement until the Discharge Date:

20.1.1 Gearing

The ratio of Total Net Borrowings to Net Worth for any Measurement Period shall be less than 0.25: 1.

20.1.2 Leverage

The ratio of Total Net Borrowings to EBITDA for any Measurement Period shall be less than 2.50: 1.

20.1.3 Interest Cover

The ratio of EBITDA to Net Finance Costs for any Measurement Period shall be greater than 4: 1.

20.2 Basis of calculations

20.2.1 All the terms defined in Clause 1.2 (Financial definitions) are to be determined (except as expressly included or excluded in the relevant definition) in accordance with IFRS.

20.2.2 The financial undertakings in Clause 20.1 (Undertakings in relation to financial condition), unless expressly otherwise stated, shall apply as of the last day of each Measurement Period and compliance (or otherwise) shall be verified by reference to the financial statements of the Borrower for the relevant Measurement Periods and Compliance Certificates delivered pursuant to Clause 19 (Information Undertakings).

20.2.3 No item shall be deducted or credited more than once in any calculation.

20.2.4 Where an amount in any financial statements delivered pursuant to Clause 19 (Information Undertakings) is not denominated in United States Dollars, it shall be converted into United States Dollars at the rates specified in those financial statements.

20.2.5 Where a Measurement Period would otherwise commence before the Closing Date:

(a) that Measurement Period shall, instead, commence on the Closing Date (the part of that period falling before the Closing Date being ignored);

(b) EBITDA and Net Finance Costs, for any Measurement Period ending less than twelve (12) months after the Closing Date, shall be determined on an annualised basis by dividing each such amount by the number of days from the Closing Date to the Measurement Date at the end of that Measurement Period and multiplying by 365.

20.3 Equity Cure

20.3.1 If:

(a) a Compliance Certificate delivered to the Facility Agent for any period show that, as at the relevant Measurement Date, the Borrower has failed to comply with any of the financial undertakings in Clause 20.1 (Undertakings in relation to financial condition); and

(b) within 10 days after the date upon which the relevant Compliance Certificate is delivered, the Borrower has received equity contributions from Galiano Gold (Canada) in an amount that will cure such financial undertaking breach (the Equity Cure Contributions) and has provided evidence of the same to the satisfaction of the Facility Agent, then the Borrower shall be deemed to have satisfied the requirements of the relevant financial undertaking as though there had been no failure to comply therewith as of such date.

20.3.2 An Equity Cure Contribution may only be made available to the Borrower two times over the duration of the Facility.

21 General Undertakings

Each Obligor is bound by the undertakings set out in this Clause 21 relating to it.  The undertakings in this Clause 21 remain in force from the date of this Agreement until the Discharge Date.

21.1 Authorisations

Each Obligor shall (and the Borrower shall ensure that each other Credit Party, its Subsidiaries and Galiano Gold (Canada) will) promptly obtain, materially comply with and do all that is necessary to maintain in full force and effect any Authorisation required under any law or regulation of a Relevant Jurisdiction to:

21.1.1 enable it to perform its obligations under the Finance Documents;

21.1.2 ensure the legality, validity, enforceability or admissibility in evidence of any Finance Document; or

21.1.3 carry on its business in the ordinary course.

21.2 Compliance with laws

Each Obligor shall (and the Borrower shall ensure that each other Credit Party, its Subsidiaries and Galiano Gold (Canada) will) comply in all respects with all laws material to the operation of its business.

21.3 Negative pledge

In this Clause 21.3, Quasi-Security means an arrangement or transaction described in Clause 21.3.4:

21.3.1 No Credit Party (or its Subsidiaries) shall create or permit to subsist any Security Interest over any of its assets.

21.3.2 Galiano Gold (Canada) shall not create or permit to subsist any Security Interest over any of its shares in any other Obligor, or over any intercompany or shareholder loans with any Obligor.

21.3.3 The Borrower shall not create or permit to subsist any Security Interest over the Gold Proceeds Account or the Gold Metals Account, other than any Transaction Security.

21.3.4 Galiano Gold (Canada), each Credit Party and each Subsidiary of the Credit Parties shall not:

(a) sell, transfer or otherwise dispose of any of its assets on terms whereby they are or may be leased to or re-acquired by another Credit Party or its Subsidiaries;

(b) sell, transfer or otherwise dispose of any of its receivables on recourse terms;

(c) enter into or permit to subsist any title retention arrangement;

(d) enter into or permit to subsist any arrangement under which money or the benefit of a bank or other account may be applied, set-off or made subject to a combination of accounts; or

(e) enter into or permit to subsist any other preferential arrangement having a similar effect,

in circumstances where the arrangement or transaction is entered into primarily as a method of raising Financial Indebtedness or of financing the acquisition of an asset.

21.3.5 Clauses 21.3.1, 21.3.2, 21.3.3 and 21.3.4 do not apply to any Security Interest or (as the case may be) Quasi-Security listed below:

(a) any Security Interest or Quasi-Security listed in Schedule 7 (Existing Security interests) except to the extent the principal amount secured by that Security Interest or Quasi-Security exceeds the amount stated in that Schedule as of the date hereof;

(b) any netting or set-off arrangement entered into by any Credit Party or its Subsidiaries with an Acceptable Bank in the ordinary course of its banking arrangements for the purpose of netting debit and credit balances but only if the arrangement does not permit credit balances of Obligors to be netted with debit balances of members of the Group which are not Obligors;

(c) any lien arising by operation of law and in the ordinary course of business, and not as a result of any default or omission by Galiano Gold (Canada), any Credit Party or any of the Subsidiaries of the Credit Parties;

(d) any Security Interest securing Financial Indebtedness under finance or capital leases or instalment credit agreements in respect of vehicles, plant, equipment or computers permitted hereunder in an aggregate amount not exceeding US$25,000,000;

(e) any Security Interest imposed by any governmental authority for Taxes not yet due and delinquent and which are being contested in good faith and by appropriate proceedings;

(f) carrier's, warehousemen's, mechanics', materialmen's, repairmen's, construction and other like Security Interests arising by operation of applicable laws, arising in the ordinary course of business and securing amounts:

(i) which are not overdue for a period of more than 30 days, or

(ii) which are being contested in good faith and by appropriate proceedings and, provided that, during such period during which amounts are being so contested, such Security Interests shall not be executed on or enforced against any of the assets of Galiano Gold (Canada), any Credit Party or any Subsidiaries of the Credit Parties,

provided that, in each case (A) Galiano Gold (Canada), such Credit Party or the relevant Subsidiary of a Credit Party shall have set aside on its books reserves deemed adequate therefor and not resulting in qualification by auditors, and (B) Galiano Gold (Canada), such Credit Party or the relevant Subsidiary of a Credit Party is in compliance with any corresponding holdback requirements under applicable legislation;

(g) undetermined or inchoate Security Interests and charges arising or potentially arising under statutory provisions which have not at the time been filed or registered in accordance with applicable laws or of which written notice has not been duly given in accordance with applicable laws or which although filed or registered, relate to obligations not due and delinquent, including without limitation statutory Security Interests incurred, or pledges or deposits made, under worker's compensation, employment insurance and other social security legislation;

(h) deposits or Security Interests over cash collateral securing (i) any performance obligation (which, for the avoidance of doubt, shall exclude any obligation to repay borrowed money) incurred in the ordinary course of business, or (ii) any bonding obligation with respect to such obligation, in all cases in respect of regulatorily required bonding obligations in the amounts required from time to time by the relevant regulators, including the Existing Reclamation Bonds;

(i) servitudes, easements, rights-of-way, restrictions and other similar encumbrances on real property imposed by applicable laws or incurred in the ordinary course of business and encumbrances consisting of zoning or building restrictions, easements, licenses, restrictions on the use of property or minor imperfections in title thereto which, in the aggregate, are not material, and which do not in any case materially detract from the value of the property subject thereto or interfere with the ordinary conduct of the business of Galiano Gold (Canada), any Credit Party or any of the Subsidiaries of the Credit Parties or zoning and building by-laws and ordinances and municipal by-laws and regulations with respect to real property so long as the same are complied with;

(j) securities to public utilities or to any municipalities or governmental authorities or other public authority when required by the utility, municipality or governmental authorities or other public authority in connection with the supply of services or utilities to Galiano Gold (Canada), the Credit Parties or the Subsidiaries of the Credit Parties;

(k) from time to time, deposits or Security Interests over cash collateral in an aggregate amount not to exceed USD3,000,000 to be provided by Shika Group Finance in order to secure the obligations of the Borrower under the Existing RMB Hedging Arrangement;

(l) statutory Security Interests incurred or pledges or deposits made in favour of a governmental authority to secure the performance of obligations of any Obligor under any Environmental Law to which any assets of such Obligor are subject;

(m) customary rights of set-off or combination of accounts in favour of a financial institution with respect to deposits maintained by it;

(n) contractual rights of set-off granted in the ordinary course of business;

(o) to the extent otherwise restricted under this Agreement, deposits or Security Interests over cash collateral in respect of the Existing BMO Credit Card Facilities;

(p) the following Security Interests given by Galiano Gold (Canada) and Galiano International (IOM) in favour of Gold Fields (BVI) in connection with the Share Purchase Agreement:

(i) the share charge governed by the laws of Isle of Man dated as of March 4, 2024 granted by Galiano Gold (Canada), as chargor, in favour of Gold Fields (BVI), as security recipient; and

(ii) the share charge governed by the laws of Isle of Man dated as of March 4, 2024 granted by Galiano International (IOM), as chargor, in favour of Gold Fields (BVI), as security recipient;

provided in each case that such Security Interests are discharged by no later than the earlier of: (a) 31 December 2026; and (b) the date on which the SPA Deferred Consideration has been repaid in full (such date, the Gold Fields Security Discharge Date);

(q) any Security Interest over goods and documents of title to those goods arising under documentary credit transactions entered into in the ordinary course of trade and on terms customary in that trade;

(r) any Security Interest or Quasi-Security over or affecting any asset acquired by Galiano Gold (Canada) after the date of this Agreement if:

(i) the Security Interest or Quasi-Security was not created in contemplation of the acquisition of that asset by Galiano Gold (Canada);

(ii) the principal amount secured has not been increased in contemplation of, or since the acquisition of that asset by Galiano Gold (Canada); and

(iii) the Security Interest or Quasi-Security is removed or discharged within three (3) months of the date of acquisition of that asset;

(s) any Security Interest or Quasi-Security entered into pursuant to any Finance Document, it being agreed that any counterparty to a Treasury Transaction permitted pursuant to Clause 21.10 (Treasury Transactions) will only be entitled to share in any Transaction Security with the Finance Parties if such counterparty is a Secured Hedging Counterparty;

(t) any Security Interest or Quasi-Security arising under any retention of title, hire purchase or conditional sale arrangement or arrangements having similar effect in respect of goods supplied to Galiano Gold (Canada), a Credit Party or a Subsidiary of the Credit Parties in the ordinary course of business and on the supplier's standard or usual terms and not arising as a result of any default or omission by Galiano Gold (Canada) or any such Credit Party or its Subsidiaries (as applicable);

(u) any Security Interest provided with the express prior consent of the Facility Agent (but only if the amount secured by that Security Interest is not increased above the permitted amount); or

(v) any Security Interest granted by Galiano Gold (Canada) over any of the shares held by Galiano Gold (Canada) in any of its Subsidiaries (other than a Credit Party or any Subsidiary of a Credit Party) or over any intercompany or shareholder loans between Galiano Gold (Canada) and any of its Subsidiaries (other than a Credit Party or any Subsidiary of a Credit Party).

21.4 Disposals

21.4.1 No Credit Party (or its Subsidiaries) shall enter into a single transaction or a series of transactions (whether related or not) and whether voluntary or involuntary to sell, lease, transfer or otherwise dispose of any asset.

21.4.2 Galiano Gold (Canada) shall not enter into a single transaction or a series of transactions (whether related or not) and whether voluntary or involuntary to sell, lease, transfer or otherwise dispose of any of its shares in any other Obligor, or of any intercompany or shareholder loans with any Obligor.

21.4.3 The Borrower shall not enter into a single transaction or a series of transactions (whether related or not) and whether voluntary or involuntary to sell, lease, transfer or otherwise dispose of any of its rights or interest to the Gold Proceeds Account or the Gold Metals Account.

21.4.4 Clauses 21.4.1, 21.4.1 and 21.4.3 do not apply to any sale, lease, transfer or other disposal:

(a) made in the ordinary course of business of the disposing entity on arm's length terms, where the consideration receivable in respect of the asset subject to the sale, lease, transfer or other disposal, when aggregated with the consideration receivable for any other sale, lease, transfer or other disposal made pursuant to this paragraph (a), does not exceed an amount equal to $20,000,000;

(b) of assets in exchange for other assets comparable or superior as to type, value and quality (other than an exchange of a non-cash asset for cash) and for a similar purpose (but, if the assets disposed of were subject to Transaction Security, only if Transaction Security is established for the benefit of the Finance Parties (in form and substance satisfactory to the Facility Agent) over any assets so acquired);

(c) of obsolete or redundant vehicles, plant and equipment (which are not subject to Transaction Security) for cash on arm's length terms;

(d) of any asset (other than shares or other securities):

(i) to an Obligor incorporated in the same jurisdiction as the disposing entity, but only if the recipient grants a Security Interest for the benefit of the Finance Parties (in form and substance satisfactory to the Facility Agent) over any such asset which was subject to Transaction Security; or

(ii) by a member of the Group which is not an Obligor to another member of the Group;

(e) of Cash Equivalents for Cash, or in exchange for other Cash Equivalents (but, if Cash Equivalents disposed of were subject to Transaction Security, only if Transaction Security is established for the benefit of the Finance Parties (in form and substance satisfactory to the Facility Agent) over any Cash Equivalents so acquired);

(f) of cash where that disposal does not breach the other terms of the Finance Documents;

(g) pursuant to any Permitted Reorganisation;

(h) constituted by Security Interests which are permitted under Clause 21.3 (Negative pledge);

(i) constituted by a licence in respect of Intellectual Property Rights which is permitted pursuant to Clause 21.23.2 (Intellectual Property Rights);

(j) made with the express prior consent of the Facility Agent; or

(k) where the higher of the market value or consideration receivable in respect of the asset subject to the sale, lease, transfer or other disposal does not exceed (ii) 5.00 per cent of the total asset value of that Obligor at that date, or (ii) when aggregated with the higher of the market value or consideration receivable for any other sale, lease, transfer or other disposal, other than any permitted under paragraphs (a) to (j), 10.00 per cent. of the total asset value of that Obligor at that date.

The disposals referred to in paragraphs (c) and (d) and (k) shall be for cash payable in full at or before the time of disposal.

21.5 Arm's length basis of transactions

Galiano Gold (Canada), each Credit Party and each Subsidiary of the Credit Parties shall not enter into any transaction with any person except on arm's length terms and for full market value.  This Clause 21.5 does not apply to:

21.5.1 a disposal permitted pursuant to Clause 21.4 (Disposals);

21.5.2 loans or other transactions among Galiano Gold (Canada), each Credit Party and the Subsidiaries of the Credit Parties, which are permitted by other terms of this Agreement, provided that the terms of those loans or transactions do not result in a transfer of value from an Obligor to a Subsidiary of a Credit Party which is not an Obligor unless such transfer of value to such Subsidiary of a Credit Party which is not an Obligor is expressly permitted by the other terms of this Agreement and then only to the extent that any restrictions on such transfer are adhered to.

21.6 Loans or credit

21.6.1 Except as permitted under Clause 21.6.2, no Credit Party (nor any of its Subsidiaries) shall be a creditor in respect of any Financial Indebtedness.

21.6.2 Clause 21.6.1 does not apply to:

(a) trade credit extended by a Credit Party (or its Subsidiaries) to its customers on normal commercial terms and in the ordinary course of its trading activities;

(b) Financial Indebtedness that is subject to the Subordination Deed; or

(c) loans made or credit provided with the express prior consent of the Facility Agent.

21.7 Guarantees or indemnities

21.7.1 Except as permitted under Clause 21.7.2, no Credit Party (nor any of its Subsidiaries) shall incur or allow to remain outstanding any guarantee or indemnity in respect of any obligation of any person.

21.7.2 Clause 21.7.1 does not apply to:

(a) any guarantee or indemnity arising under the Finance Documents;

(b) any guarantee or indemnity given in respect of a netting or set-off arrangement permitted pursuant to Clause 21.3.5(b);

(c) the endorsement of negotiable instruments in the ordinary course of trade;

(d) performance bonds guaranteeing performance by a Credit Party in respect of environmental rehabilitation as required by the Ghanaian mining authorities;

(e) guarantees or indemnities by other Credit Parties in respect of the Financial Indebtedness of Credit Parties where that Financial Indebtedness is permitted by the terms of this Agreement;

(f) to the extent not otherwise permitted under this Agreement, any guarantee or indemnity given by Galiano Gold (Canada), Galiano International (IOM) and/or Galiano Gold (IOM) in favour of Marsh Holdings Inc. and/or the Gold Fields Vendors in connection with the Share Purchase Agreement, provided that such guarantees or indemnities are discharged by no later than the Gold Fields Security Discharge Date; or

(g) a guarantee or indemnity given with the express prior consent of the Facility Agent.

21.8 Share capital

21.8.1 No Credit Party (nor any of its Subsidiaries) shall redeem, repurchase, defease, retire or repay any of its share capital or resolve to do so.

21.8.2 Clause 21.8.1 does not apply to:

(a) a transaction expressly permitted by the other terms of this Agreement (including pursuant to Clause 21.25);

(b) the issue of shares by a Credit Party or its Subsidiaries to another Credit Party or any of its Subsidiaries which is a shareholder in it prior to that issue where, if any shares in the company issuing those shares are the subject of Transaction Security, such shares become the subject of an equivalent Security Interest for the benefit of the Finance Parties on the same terms;

(c) any transaction which is a Permitted Reorganisation;

(d) any such action taken with the express prior consent of the Facility Agent.

21.8.3 No Credit Party (nor any of its Subsidiaries) shall enter into or allow to subsist any shareholders agreement in relation to itself or in relation to any of its Subsidiaries.

21.9 Financial Indebtedness

21.9.1 Except as permitted under Clause 21.9.2, no Credit Party (nor any of its Subsidiaries) shall incur or allow to remain outstanding any Financial Indebtedness.

21.9.2 Clause 21.9.1 does not apply to:

(a) Financial Indebtedness incurred under the Finance Documents;

(b) any Financial Indebtedness under finance or capital leases or instalment credit agreements in respect of vehicles, plant, equipment or computers, provided that the aggregate capital value of all items so acquired under outstanding lease or instalment credit agreements by the Credit Parties and their Subsidiaries does not exceed USD25,000,000 at any time;

(c) any Financial Indebtedness permitted under Clause 21.6 (Loans or credit), Clause 21.7 (Guarantees or indemnities) or Clause 21.10 (Treasury Transactions);

(d) to the extent not otherwise permitted by this Agreement, any Financial Indebtedness incurred by Galiano Gold (Canada) in respect of the Existing BMO Credit Card Facilities;

(e) any Financial Indebtedness incurred by the Borrower pursuant to (i) the Existing [Redacted - commercially sensitive] Hedging Arrangement, and (ii) the Existing RMB Hedging Arrangement;

(f) the Existing Reclamation Bonds issued in order to secure certain performance obligations of the Borrower;

(g) any Financial Indebtedness incurred by Galiano International (IOM) and Galiano Gold (IOM) to Gold Fields (BVI) in respect of SPA Deferred Consideration and SPA Contingent Consideration; or

(h) any Financial Indebtedness incurred with the express prior consent of the Facility Agent.

21.10 Treasury Transactions and Hedging Protocol

21.10.1 Subject at all times to Clause 21.26 (Preferential Rights), Galiano Gold (Canada), each Credit Party and the Subsidiaries of the Credit Parties shall not enter into any Treasury Transaction in relation to the Mine or to any assets, interests or proceeds arising from or derived from the Mine or to any liabilities owing in respect of the Mine or its operations, other than:

(a) spot and forward delivery foreign exchange contracts, as well as gold and diesel hedging, with the Lenders (or any Affiliate that they may nominate), or other hedging counterparties based in Canada or the United States, in each case entered into in the ordinary course of business, but not for speculative purposes;

(b) any Treasury Transaction entered into for the hedging of actual or projected exposures arising in the ordinary course of business for a period of not more than thirty-six (36) months and not for speculative purposes;

(c) the Existing Hedging Arrangements; or

(d) any Treasury Transaction in accordance with Clauses Error! Reference source not found., Error! Reference source not found., Error! Reference source not found. and the Hedging Protocol.

21.10.2 The Borrower must (and must ensure that Galiano Gold (Canada), each Credit Party and the Subsidiaries of the Credit Parties will), at all times comply with the Hedging Protocol.

21.11 Merger

21.11.1 No Credit Party (nor any of its Subsidiaries) shall enter into any amalgamation, demerger, merger or corporate reconstruction.

21.11.2 Clause 21.11.1 does not apply:

(a) to a Permitted Reorganisation;

(b) to any sale, lease, transfer or other disposal permitted pursuant to Clause 21.4 (Disposals); or

(c) to any amalgamation, demerger, merger or corporate reconstruction in respect of any member of the Group (other than a Credit Party or any of its Subsidiaries), provided that, where that member of the Group has obligations or liabilities under the Finance Documents immediately prior to any amalgamation, demerger, merger or corporate reconstruction:

(i) that member of the Group continues to be validly existing under the laws of its jurisdiction of incorporation following such amalgamation, demerger, merger or corporate reconstruction; and

(ii) the obligations of that member of the Group under the relevant Finance Documents continue to be legal, valid, binding or enforceable.

21.12 Change of business

The Borrower shall procure that no substantial change is made to the general nature of the business of the Borrower, Galiano Gold (Canada), each Credit Party and the Subsidiaries of the Credit Parties taken as a whole from that carried on at the date of this Agreement.

21.13 Acquisitions

21.13.1 No Credit Party (nor any of its Subsidiaries) shall acquire or subscribe for shares or other ownership interests in or securities of any company or other person, acquire any business or incorporate any company or establish any other person.  This restriction does not apply to:

(a) any Permitted Reorganisation; or

(b) subject to Clause 21.13.2, any acquisition made with the express prior consent of the Facility Agent, acting reasonably.

21.13.2 Where an entity becomes a directly or indirectly owned Subsidiary of any Credit Party and either:

(a) has earnings before interest, tax, depreciation and amortization representing 5% or more of the earnings before interest, tax, depreciation and amortization of Galiano Gold (Canada) (on a consolidated basis); or

(b) has gross assets or turnover (excluding turnover relating to items from any Credit Party or other Subsidiaries of any Credit Party) representing 5% or more of the gross assets or turnover of Galiano Gold (Canada) (on a consolidated basis), then it must become a Guarantor under this Agreement. The Borrower shall ensure that each such entity becomes an Additional Guarantor as soon as reasonably practicable and in any event within 30 days of such entity exceeding the thresholds set out under paragraph (a) or (b) above.

21.14 Environmental matters

21.14.1 Galiano Gold (Canada), each Credit Party and the Subsidiaries of the Credit Parties shall:

(a) comply with all Environmental Law;

(b) obtain, maintain and ensure compliance with all requisite Environmental Permits;

(c) implement procedures to monitor compliance with and to prevent liability under any Environmental Law,

where failure to do so has or is reasonably likely to have a Material Adverse Effect or is reasonably likely to result in any liability for a Finance Party.

21.14.2 Galiano Gold (Canada), each Credit Party and the Subsidiaries of the Credit Parties shall (through the Borrower), promptly upon becoming aware of the same, inform the Facility Agent in writing of:

(a) any Environmental Claim against it, any other Obligor or any Subsidiary of the Credit Parties which is current, pending or threatened; and

(b) any facts or circumstances which are reasonably likely to result in any Environmental Claim being commenced or threatened against it, any other Obligor or any Subsidiary of the Credit Parties,

where the claim, if determined against it, any other such Obligor or any such Subsidiary of the Credit Parties has or is reasonably likely to have a Material Adverse Effect or is reasonably likely to result in any liability for a Finance Party.

21.15 Anti-corruption law

21.15.1 No Obligor shall (and the Borrower shall ensure that no other member of the Group will) directly or indirectly use the proceeds of the Facility for any purpose which would breach the Prevention and Combatting of Corrupt Activities Act, 2004, the United Kingdom Bribery Act 2010, the United States Foreign Corrupt Practices Act of 1977 or other similar legislation in other jurisdictions.

21.15.2 Each Obligor shall (and the Borrower shall ensure that each other member of the Group will):

(a) conduct its businesses in compliance with all applicable anti-corruption laws; and

(b) maintain and implement policies and procedures designed to promote and achieve compliance with such laws.

21.16 Sanctions

21.16.1 No Obligor shall (and the Borrower shall ensure that no other member of the Group will):

(a) contravene any Sanctions;

(b) be a party to or participate in a Sanctioned Transaction in any manner.

21.16.2 Each Obligor shall (and the Borrower shall ensure that each other member of the Group will) maintain and implement policies and procedures designed to prevent it from being or becoming involved in a Sanctioned Transaction.

21.17 Taxation

21.17.1 Galiano Gold (Canada), each Credit Party and the Subsidiaries of the Credit Parties shall pay and discharge all Taxes imposed upon it or its assets within the time period allowed without incurring penalties unless and only to the extent that:

(a) that payment is being contested in good faith;

(b) adequate reserves are being maintained for those Taxes and the costs required to contest them (which have been disclosed in its latest financial statements delivered to the Facility Agent under Clause 19.1 (Financial Statements)); and

(c) that payment can be lawfully withheld.

21.17.2 Other than Galiano Gold (Netherlands), neither Galiano Gold (Canada) nor any Credit Party (or any of its Subsidiaries) may change its residence for Tax purposes.

21.18 Auditors

No Obligor shall (and the Obligors shall ensure that no other member of the Group will) change its auditor without the express prior consent of the Facility Agent, unless the new auditor is one of the firms listed in the definition of Auditor.

21.19 Insurance

21.19.1 In this Clause a prudent owner means a prudent owner and operator of any business, and of assets of a type and size, similar in all cases to those owned and operated by any member of the Group in a similar location.

21.19.2 Each Obligor shall (and the Borrower shall ensure that each other member of the Group will) ensure that its Insurances:

(a) insure it for its insurable interest in respect of all risks which are required to be insured against under any applicable law or regulation and which a prudent owner would insure against;

(b) insure every tangible asset for its full replacement value; and

(c) in the case of any other asset or risk, provide cover up to a limit which a prudent owner would buy.

For this purpose, replacement value means the total cost of entirely rebuilding, reinstating or replacing the relevant asset if it is completely destroyed.

21.19.3 Each Obligor shall (and the Borrower shall ensure that each other member of the Group will):

(a) ensure that its Insurances are underwritten by an insurance company or underwriter which is of international standing and is not a captive insurer which is a member of the Group;

(b) promptly pay (or procure payment of) all premiums and do anything which is necessary to keep each of its Insurances in full force and effect; and

(c) not do or allow anything to be done which may (and promptly notify the Facility Agent of any event or circumstance which does or is reasonably likely to) entitle any insurer of any of its Insurances to repudiate, rescind or cancel it or to treat it as avoided in whole or in part or otherwise decline any valid claim under it by or on behalf of any member of the Group.

21.20 Pari-passu ranking

Each Obligor shall ensure that:

21.20.1 at all times any unsecured and unsubordinated claims of a Finance Party against it under the Finance Documents rank at least pari passu with the claims of all its other unsecured and unsubordinated creditors except those creditors whose claims are mandatorily preferred by laws of general application applicable to companies; and

21.20.2 the Security Interests conferred by each Security Document to which it is a party (other than a general notarial bond before enforcement) constitutes first priority Security Interest of the type described, over the assets referred to, in that Security Document and that those assets are not subject to any prior or pari passu Security Interest in favour of any other person, other than in respect of any prior Security Interest or Quasi Security Interest listed in Schedule 7 (Existing Security interests) (unless agreed otherwise by the Parties).

21.21 Access

21.21.1 Each Obligor shall, and the Borrower shall ensure that each member of the Group will, (not more than once in every financial year unless the Facility Agent or the Security Agent reasonably suspects a Default is continuing or may occur) permit the Facility Agent, the Security Agent and/or its accountants or other professional advisers, Representatives and contractors of the Facility Agent or the Security Agent free access at all reasonable times and on reasonable notice to:

(a) the premises, assets, books, accounts and records of each member of the Group (and to make copies thereof); and

(b) meet and discuss matters with management of the Group.

21.22 Further assurance

Each Obligor shall (and the Borrower shall procure that each other Credit Party, its Subsidiaries and Galiano Gold (Canada) will) promptly take all such actions (including making all filings and registrations and giving all notices, orders and directions which the Facility Agent or the Security Agent may reasonably think expedient), and execute all such documents (including assignments, transfers, mortgages, charges, notices and instructions) as the Facility Agent or the Security Agent may reasonably specify (and in such form as the Facility Agent or the Security Agent may reasonably require) in favour of the Finance Parties or their respective nominee(s)) to:

21.22.1 register any Security Documents in any applicable statutory public register;

21.22.2 create, perfect, protect and maintain the Security Interests created or intended to be created under or evidenced by the Security Documents;

21.22.3 facilitate the exercise of any rights, powers and remedies of the Finance Parties provided by or pursuant to the Finance Documents or by law;

21.22.4 facilitate the realisation of the assets which are, or are intended to be, the subject of the Transaction Security; and/or

21.22.5 otherwise give effect to the Finance Documents and the transactions contemplated therein.

21.23 Intellectual Property Rights

21.23.1 Except as provided below, each Obligor shall (and the Borrower shall ensure that each other Credit Party, its Subsidiaries and Galiano Gold (Canada) will):

(a) make any registration and pay any fee or other amount which is necessary to retain and protect the Intellectual Property Rights which are material to the business of a member of the Group;

(b) record its interest in those Intellectual Property Rights;

(c) take such steps as are necessary and commercially reasonable (including the institution of legal proceedings) to prevent third parties infringing those Intellectual Property Rights;

(d) not use or permit any such Intellectual Property Right to be used in a way which may, or take or omit to take any action which may, materially adversely affect the existence or value of that Intellectual Property Right; and

(e) not grant any licence in respect of those Intellectual Property Rights.

21.23.2 Clause 21.23.1 does not apply to licence arrangements entered into between members of the Group for so long as they remain members of the Group or to licence arrangements entered into on normal commercial terms and in the ordinary course of its business.

21.24 Bank Accounts

21.24.1 The Borrower shall open, operate and maintain all Transaction Bank Accounts, the Gold Proceeds Account and the Gold Metals Account in accordance with this Agreement and the other Finance Documents.

21.24.2 The Borrower may not open, operate or maintain any bank, deposit, savings or other account except the Transaction Bank Accounts, the Gold Proceeds Account and the Gold Metals Account, which are to be operated and maintained in accordance with this clause 21.24 and other provisions of this Agreement and the other Finance Documents.

21.24.3 Shika Group Finance may not open, operate or maintain any bank, deposit, savings or other account except the Shika Group Account.

21.25 Distributions

21.25.1 The Borrower shall not make, pay or permit any Distribution unless:

(a) no Default has occurred and is continuing on the date of the proposed Distribution or would result from the making of such Distribution;

(b) the Compliance Certificate in respect of the immediately preceding Measurement Date has been delivered to the Facility Agent in accordance with this Agreement and shows compliance with each of the financial covenants set out in Clause 20 (Financial Covenants);

(c) the Borrower is able to demonstrate (to the satisfaction of the Facility Agent) that, following the proposed Distribution, it will be in compliance with Clause 20 (Financial Covenants) in respect of the next Measurement Date immediately following the payment of the Distribution; and

(d) the Borrower provides evidence (to the satisfaction of the Facility Agent) that the aggregate of:

(i) Cash standing to the credit of the Transaction Bank Accounts (excluding the Stamp Duty Reserve Account) and Cash Equivalents; and

(ii) the Available Facility,

will be not less than USD[Redacted - commercially sensitive] at any time (including, without limitation, after the proposed Distribution has been made).

21.25.2 Clause 21.25.1 does not apply to:

(a) Distributions required to fund corporate overhead costs and service any management, advisory or other fees of Galiano Gold (Canada) up to an annual aggregate limit of USD[Redacted - commercially sensitive];

(b) Distributions required under Ghanaian law;

(c) Distributions required to fund reimbursable expenses of Galiano Gold (Canada) in connection with costs of the Borrower incurred in respect of the Mine; and

(d) Distributions required to service the SPA Deferred Consideration and SPA Contingent Consideration as contemplated under the Share Purchase Agreement, on or up to ten (10) Business Days prior to the relevant SPA Payment Due Dates.

21.26 Preferential Rights - Treasury Transactions

[Redacted - commercially sensitive]:

21.27 Preferential Rights - Environmental Reclamation Bond

[Redacted - commercially sensitive].

21.28 Stamp Duty

21.28.1 The Borrower shall take all such action as is available to it (including making all filings and registrations) as may be necessary for the purpose of the creation, perfection, protection or maintenance of the Transaction Security conferred or intended to be conferred for the benefit of the Finance Party pursuant to the Security Documents; provided that, for so long as an Up-stamping Event has not occurred, the Security Documents governed by Ghanaian law shall be stamped in an amount equal to the Initial Stamped Amount.

21.28.2 After the occurrence of an Up-stamping Event, and immediately upon the written instruction of the Facility Agent, the Borrower shall take all such further actions as are available to it (including the payment of additional stamp duties, registration fees and any other relevant costs and expenses required, including, without limitation, by withdrawing the relevant amounts from the Stamp Duty Reserve Account and applying such amounts required to effect the stamping of the Ghanaian Security Amendment Agreements, in accordance with the terms hereof and the terms of the Stamp Duty Reserve Account Agreement) as may be deemed necessary or desirable by the Facility Agent to further stamp or up-stamp and register the relevant Security Documents to ensure that the secured amount of each Security Document following such further stamping or up-stamping is in an amount equal to [Redacted - commercially sensitive].

21.28.3 In accordance with Part A of Schedule 2 (Conditions Precedent), the Borrower and each relevant Obligor shall execute undated amendment agreements to all Security Documents governed by Ghanaian law, in a form and substance satisfactory to the Facility Agent and capable of being stamped, up-stamped, and registered to reflect a secured amount equal to [Redacted - commercially sensitive] (Ghanaian Security Amendment Agreements).

21.28.4 Upon the occurrence of an Up-stamping Event, the Borrower and each Obligor irrevocably and severally authorises the Security Agent to take all actions that the Facility Agent considers necessary or desirable to effect the stamping and registration of the Ghanaian Security Amendment Agreements, and to ensure that the secured amount under each such document reflects [Redacted - commercially sensitive]. Such actions to be taken by the Security Agent shall include, without limitation:

(a) dating each Ghanaian Security Amendment Agreement without further authorisation or consent from any other party thereto;

(b) withdrawing from the Stamp Duty Reserve Account the amounts required to effect the stamping of the Ghanaian Security Amendment Agreements (to the extent not withdrawn and applied by the Borrower in accordance with clause 21.28.2 and the terms of the Stamp Duty Reserve Account Agreement);

(c) applying such amounts withdrawn from the Stamp Duty Reserve Account towards the payment of stamp duty, registration fees, and any other costs and expenses payable in respect of the stamping of the Ghanaian Security Amendment Agreements (to the extent not withdrawn and applied by the Borrower in accordance with clause 21.28.2 and the terms of the Stamp Duty Reserve Account Agreement); and

(d) registration of the Ghanaian Security Amendment Agreements in accordance with applicable Ghanaian law.

21.28.5 The Borrower may only withdraw amounts from the Stamp Duty Reserve Account in accordance with the terms of the Stamp Duty Reserve Account Bank Agreement for the payment of up-stamping costs contemplated in this Clause 21.28 , and the funds in the Stamp Duty Reserve Account shall otherwise not be utilised for any other purpose without the prior written consent of the Facility Agent.

21.29 Constitutional documents

21.29.1 No Obligor shall (and the Borrower shall ensure that each other member of the Group will not) amend or terminate their respective memoranda of incorporation or constitutional documents, in each case where such amendment is or, in the reasonable opinion of the Facility Agent (acting on the instructions of the Majority Lenders) is reasonably likely to be, prejudicial to the Finance Parties.

21.30 Share Purchase Agreement

Galiano Gold (Canada), Galiano Gold (IOM) and Galiano International (IOM) shall not agree to any amendment, alteration, variation, supplementation or revision of the Share Purchase Agreement or the SPA Security in any manner which would:

21.30.1 increase the amount of the SPA Deferred Consideration, the SPA Contingent Consideration or of any other monies or consideration due or owing under the Share Purchase Agreement, or the rate of any default interest, payable under the Share Purchase Agreement;

21.30.2 result in the addition of, or any amendment or revision to, any defaults, covenants (including any financial covenants), representations or other obligations of Galiano Gold (Canada), Galiano Gold (IOM) or Galiano International (IOM) (as applicable) under the Share Purchase Agreement that is materially more onerous on Galiano Gold Galiano Gold (Canada), Galiano Gold (IOM) or Galiano International (IOM) (as applicable) than under the Share Purchase Agreement as at the date of this Agreement or where such amendment could otherwise be reasonably expected to be prejudicial to the Finance Parties (including, without limitation, any such covenant which would have the effect of including any additional or amending any existing enforcement rights against Galiano Gold (Canada), Galiano Gold (IOM) or Galiano International (IOM) (as applicable)); or

21.30.3 would have the effect of changing the timing for payment of the SPA Deferred Consideration, SPA Contingent Consideration or any of the other SPA Obligations payable under the Share Purchase Agreement, including requiring any amounts to be prepaid, in each case, without the prior written consent of the Facility Agent.

21.31 Royalties

21.31.1 Except for the Existing Royalty Obligations and any other surface or extraction royalties that may be payable by the Borrower to the Government of Ghana or any governmental authority of Ghana, each Obligor (and the Borrower will ensure that each other member of the Group shall) shall ensure that no royalty, product payment or production tax, stream, or any other payment of interest having the same or similar effect is payable, is created or exists pursuant to the Mine or in respect of the Mine Assets (including, without limitation, the Mining Leases).

21.31.2 The Borrower shall not, at any time, agree any change in, amendment to, waiver of, or departure from, any term of the Gold Fields Royalty Agreement, including any amendment, renewal, restatement or extension thereof, without the prior written consent of the Facility Agent.

21.32 Use of Proceeds

The Borrower, Galiano Gold (Canada) and each other Credit Party and the Subsidiaries of the Credit Parties, shall not apply any amounts borrowed under the Facility for any other purpose than those set out in Clause 3.1.

21.33 Excluded Mining Leases

21.33.1 If, at any time, a reserve is declared or is increased (as the case may be) in respect of a tenement to which an Excluded Mining Lease applies, the Borrower must promptly notify the Facility Agent in writing.

21.33.2 If, following receipt of the notification in clause 21.33.1, the Facility Agent (acting reasonably) considers that the declared reserves may prove to be significant or that there has been a material increase in the reserves of any tenement, in each case the subject of the relevant Excluded Mining Lease, then the Facility Agent may request that the Borrower grants a Security Interest over the relevant Excluded Mining Lease in favour of the Security Agent or that the Debenture is amended in form and substance satisfactory to the Security Agent to create a Security Interest over that Excluded Mining Lease.

21.33.3 The Obligors shall promptly (and, in any event, within three (3) months of the Facility Agent's request  as contemplated in clause 21.33.2) take all steps (including, without limitation, signing all documents, giving all notices, obtaining the consent of the Minister of Lands and Natural Resources of Ghana for the creation of security over such Excluded Mining Lease, paying all applicable stamp duties, effecting all such registrations and taking all other actions (including corporate approvals) necessary, or requested by the Facility Agent or the Security Agent) to ensure such a Security Interest is granted in accordance with clause 21.33.2 and that such Security Interest is fully perfected on a first ranking basis and is not subject to any prior ranking or pari passu ranking Security Interest.

21.34 Additional proprietary interests

21.34.1 The Credit Parties acknowledge and agree that if a Credit Party acquires any:

(a) freehold or leasehold interest; or

(b) other immoveable property or any other interest in buildings, fixtures and fittings (including trade fixtures and fittings) and other equipment attached to, situated on or forming part of any land,

in each case, where the value of such proprietary interest is over USD10,000,000 on an individual basis or when aggregated with any other real property described in paragraphs (a) and (b) above acquired prior to that purchase, and excluding any property attached to, situated on or forming part of any land the subject of a Mining Lease or Excluded Mining Lease (each, a Proprietary Interest), then, to the extent such Proprietary Interest is not already subject to a Security Document governed by the laws of Ghana, such Credit Party shall grant, in form and substance acceptable to the Security Agent, a Security Interest over any such Proprietary Interest promptly upon the completion of the acquisition of such Proprietary Interest (and, subject to clause 21.34.2, in any event by no later than ten (10)  days after the completion of such acquisition) and the Credit Parties shall take all steps (including, without limitation, signing all documents, giving all notices, paying all applicable stamp duties, effecting all such registrations and taking all other actions (including corporate approvals) necessary, or requested by the Facility Agent or the Security Agent) to ensure such a Security Interest is fully perfected on a first ranking basis and is not subject to any prior ranking or pari passu ranking Security Interest.

21.34.2 Without limiting the above, if a Credit Party acquires a Proprietary Interest located in Ghana, then that Credit Party shall ensure that:

(a) by no later than:

(i) forty five (45) days of execution of the relevant Security Document, that all submissions required for the registrations, filings and recordings of the particulars of that Security Document at the Office of the Registrar of Companies in Ghana have been made in accordance with the Companies Act, 2019 (Act 992) of Ghana; and

(ii) two (2) months (or, provided that the Borrower has demonstrated to the Facility Agent's satisfaction that it has used its best efforts to expedite completion of registration with the Registrar of Companies in Ghana, such later date as may be agreed to by the Facility Agent in writing) of execution of the relevant Security Document, effective registrations of the particulars of that Security Document at the Office of the Registrar of Companies in Ghana, in accordance with the Companies Act, 2019 (Act 992) of Ghana have been duly completed; and

(b) as soon as possible following the execution of the relevant Security Document and, in any event, within:

(i) forty five (45) days of execution, that all submissions required for the registrations, filings and recordings registration of that Security Document have been made at the Lands Commission in Ghana, in accordance with the Land Act, 2020 (Act 1036); and

(ii) six (6) months (or, provided that the Borrower has demonstrated to the Facility Agent's satisfaction that it has used its best efforts to expedite completion of registration with the Lands Commission in Ghana, such later date as may be agreed to by the Facility Agent in writing) of execution, the registration of that Security Document at the Lands Commission in Ghana, in accordance with the Land Act, 2020 (Act 1036) has been duly completed.

22 Events of Default

Each of the events or circumstances set out in this Clause 22 (other than 22.19 (Acceleration)) is an Event of Default.

22.1 Non-payment

An Obligor does not pay on the due date any amount payable pursuant to a Finance Document at the place and in the currency in which it is expressed to be payable unless:

22.1.1 its failure to pay is caused by administrative or technical error or a Disruption Event; and

22.1.2 payment is made in full within five (5) Business Days of its due date.

22.2 Financial covenants, general undertakings and security

22.2.1 Any requirement of Clause 20.1 to 20.2 (Financial Covenants) is not satisfied (subject to the exercise of any Equity Cure right).

22.2.2 An Obligor does not comply with the provisions of Clause 21 (General Undertakings), unless such failure to comply is capable of remedy and is remedied within ten (10) Business Days after the earlier of the Facility Agent giving notice to the Borrower and that Obligor becoming aware of the failure to comply.

An Obligor does not comply with any provision of any Security Document, unless such failure to comply is capable of remedy and is remedied within ten (10) Business Days after the earlier of the Facility Agent giving notice to the Borrower and that Obligor becoming aware of the failure to comply.

22.3 Other obligations

22.3.1 An Obligor does not comply with any provision of the Finance Documents (other than those referred to in Clause 22.1 (Non-payment), Clause 22.2 (Financial covenants, general undertakings and security) or Clause 22.4 (Misrepresentation)).

22.3.2 Except where the relevant provision already includes reference to a grace period or other remedy period, no Event of Default under Clause 22.3.1 will occur (other than an Event of Default which occurs under Clause 22.3.1 as a consequence of a failure to comply with Clause 4.3 (Conditions subsequent)) if the failure to comply is capable of remedy and is remedied within ten (10) Business Days after the earlier of (A) the Facility Agent giving notice to the Borrower and (B) any Obligor becoming aware of the failure to comply.

22.4 Misrepresentation

Any representation or statement made or deemed to be made by any Obligor in the Finance Documents or any other document delivered by or on behalf of any Obligor under or in connection with any Finance Document is or proves to have been incorrect in any material respect or misleading in any respect when made or deemed to be repeated, unless the misrepresentation is capable of remedy and is remedied within fifteen (15) Business Days after the earlier of the Facility Agent giving notice to the Borrower and any Obligor becoming aware of the misrepresentation.

22.5 Cross default

Any of the following occurs in respect of Galiano Gold (Canada), any Credit Party and the Subsidiaries of the Credit Parties:

22.5.1 any of its Financial Indebtedness (or any amount payable in respect of its Financial Indebtedness) is not paid when due (after the expiry of any originally applicable grace period); or

22.5.2 any of its Financial Indebtedness:

(a) is declared to be or otherwise becomes prematurely due and payable prior to its stated maturity or, if the Financial Indebtedness arises under a guarantee, prior to the stated maturity of the Financial Indebtedness which is the subject of the guarantee; or

(b) is placed on demand;

(c) is capable of being declared by or on behalf of a creditor to be due and payable prior to its stated maturity or of being placed on demand; or

(d) is terminated or closed out or is capable of being terminated or closed out,

in each case, as a result of an event of default or any provision having a similar effect (howsoever described); or

22.5.3 any commitment of a provider of Financial Indebtedness to it is cancelled or suspended, or is capable of being cancelled or suspended by such provider, in each case, as a result of an event of default or any provision having a similar effect (howsoever described).

22.5.4 No Event of Default will occur under this Clause 22.5 if the aggregate amount of Financial Indebtedness or commitment for Financial Indebtedness falling within Clauses 22.5.1 to 22.5.3 is less than USD10,000,000.

22.6 Insolvency

22.6.1 A member of the Group:

(a) is or is deemed for the purposes of any applicable law to be insolvent or unable to pay its debts as they fall due,

(b) admits its insolvency or its inability to pay its debts as they fall due,

(c) by reason of actual or anticipated financial difficulties, suspends making payments on any of its debts or announces an intention to do so; or,

(d) by reason of actual or anticipated financial difficulties, commences negotiations with one or more of its creditors with a view to the rescheduling, restructuring or compromise of any of its indebtedness.

22.6.2 The value of the assets of any member of the Group is less than its liabilities (taking into account contingent and prospective liabilities).

22.6.3 A moratorium is declared, instituted or takes effect in respect of any of the indebtedness of any member of the Group (in which event the ending of the moratorium will not remedy any Event of Default caused by that moratorium).

22.7 Insolvency proceedings

22.7.1 Any corporate action, legal proceedings or other procedure or step (including an application to court, proposal or convening of a meeting) is taken with a view to:

(a) the suspension of payments, a moratorium of any indebtedness, liquidation, winding-up, dissolution, administration, judicial management or reorganisation (by way of voluntary arrangement, scheme of arrangement or otherwise) of any member of the Group other than a Permitted Reorganisation;

(b) a composition, compromise, assignment or arrangement with any creditor of any member of the Group;

(c) the appointment of a liquidator, receiver, administrative receiver, administrator, compulsory manager, judicial manager or other similar officer in respect of any member of the Group or any of its assets; or

(d) enforcement of any Security Interest over any assets of any member of the Group,

or any analogous procedure or step is taken in any jurisdiction.

22.7.2 Clause 22.7.1 shall not apply to any winding up petition which is frivolous or vexatious and is discharged, stayed or dismissed within 30 days of commencement.

22.7.3 A meeting is proposed or convened by the directors of any member of the Group, a resolution is proposed or passed, application is made or an order is applied for or granted, to authorise the entry into or implementation of any judicial management proceedings (or any similar proceedings) in respect of any member of the Group, or any analogous procedure or step is taken in any jurisdiction.

22.8 Creditors' process

22.8.1 Any expropriation, attachment, sequestration, distress or execution or any analogous process in any jurisdiction affects any asset or assets of a member of the Group, having an aggregate value of at least USD10,000,000.

22.8.2 No Event of Default will occur under Clause 22.8.1 if that expropriation, attachment, sequestration, distress or execution or any analogous process in any jurisdiction is being contested in good faith and with due diligence and is discharged within 30 days.

22.9 Failure to comply with court judgment or arbitral award

22.9.1 An Obligor fails to discharge in full by the applicable due date, any amount (which when aggregated with all other amounts falling within this Clause 22.9.1, exceeds USD10,000,000) payable after final appeal pursuant to a final judgement or order made or given by any court or other authority of competent jurisdiction in any litigation, arbitration, administrative, governmental, regulatory or other investigations, proceedings or enquiry (including any such investigations, proceedings or enquiry by any competition authority, environmental authority, tax authority or sector specific regulatory authority).

22.9.2 For the purposes of Clause 22.9.1, a final judgment or order means a judgment or order:

(a) which is not appealable, or which is appealable but in respect of which the period for the lodging of an appeal has lapsed and the applicable Obligor has failed to institute appeal proceedings; or

(b) which is not capable of rescission or being set aside, or which is capable of rescission or being set aside, but in respect of which the period for applying for rescission or setting aside has lapsed and the applicable Obligor has failed to apply for rescission or setting aside or has applied for rescission or setting aside of that judgment or order and the application for rescission or setting aside has been denied.

22.10 Unlawfulness and invalidity

22.10.1 It is or becomes unlawful for an Obligor to perform any of its obligations under the Finance Documents or any Transaction Security created or expressed to be created or evidenced by the Security Documents ceases to be effective.

22.10.2 Any obligation or obligations of any Obligor under any Finance Document are not or cease to be legal, valid, binding or enforceable and the cessation individually or cumulatively materially and adversely affects the interests of the Lenders under the Finance Documents.

22.10.3 Any Finance Document ceases to be in full force and effect or any Transaction Security ceases to be legal, valid, binding, enforceable or effective or is alleged by a party to it (other than a Finance Party) to be ineffective, or ceases to create the ranking over assets which it purports to create.

22.11 Repudiation of agreements

An Obligor repudiates or purports to repudiate a Finance Document or any of the Transaction Security or evidences an intention to repudiate a Finance Document or any Transaction Security.

22.12 Cessation of business

Any Obligor suspends or ceases to carry on (or threatens to suspend or cease to carry on) all or a material part of its business or materially changes the nature of its business from that undertaken as at the date of this Agreement except as part of a Permitted Reorganisation or as a result of any disposal allowed under this Agreement.

22.13 Audit qualification

An Auditor qualifies the audited annual consolidated financial statements of the Borrower or a Guarantor (other than Galiano Gold (IOM), Galiano International (IOM) and Galiano Gold (Netherlands)) in any material respect.

22.14 Litigation

Any litigation, arbitration, administrative, governmental, regulatory or other investigation, proceeding or dispute is commenced or threatened or order of a court, arbitral tribunal or other tribunal or any order or sanction of any governmental or other regulatory body is made:

22.14.1 in relation to the Finance Documents or the transactions contemplated in the Finance Documents; or

22.14.2 otherwise against any Obligor or its assets (or against the directors of such Obligor),

which (in each case), has been or is reasonably likely to be adversely determined and, if or having been so determined, will have or be reasonably likely to (a) have a Material Adverse Effect; or (b) give rise to an aggregate liability of USD15,000,000 (or its equivalent in any other currency or currencies).

22.15 Expropriation

22.15.1 The authority or ability of any Obligor to conduct its business is limited or wholly or substantially curtailed by any seizure, expropriation, nationalisation, compulsory acquisition, intervention, restriction or other action by or on behalf of any governmental, regulatory or other authority or other person.

22.15.2 By the authority of any governmental, regulatory or other authority or other person:

(a) the management of any Obligor is wholly or substantially replaced; or

(b) all or a majority of the shares of any Obligor or the whole or any part of its assets or revenues is seized, expropriated or compulsorily acquired.

22.16 Political and economic risk

A deterioration occurs in the political or economic situation generally in a Relevant Jurisdiction of an Obligor, or an act of war or hostilities, invasion, armed conflict or act of foreign enemy, revolution, insurrection, insurgency or threat thereof occurs in or involving a Relevant Jurisdiction of an Obligor, unless (in any such case) this does not and is not reasonably likely to have a Material Adverse Effect.

22.17 Other material Authorisation

22.17.1 An Authorisation which is material to:

(a) the performance by any Obligor of a Finance Document;

(b) the validity or enforceability of a Finance Document;

(c) the Transaction Security of the Finance Parties; or

(d) any Mine Assets,

including, for the avoidance of doubt, any Mining Lease, is repealed, revoked, cancelled, terminated, withdrawn, forfeited, materially reduced, surrendered or expires, or is modified or amended or conditions are attached to it in a manner which has or is reasonably likely to have a Material Adverse Effect.

22.18 Material adverse change

Any event or series of events (whether related or not) or circumstance occurs which has or is reasonably likely to have a Material Adverse Effect.

22.19 Acceleration

22.19.1 On and at any time after the occurrence of an Event of Default which is continuing, the Facility Agent may, and shall, if so instructed by the Majority Lenders, by notice to the Borrower and without prejudice to any other rights or remedies which a Finance Party may have under any Finance Document or at law:

(a) cancel all or any part of the Total Commitments whereupon they shall immediately be cancelled;

(b) subject to the Payment Default Notice, declare that all or part of the Facility Outstandings:

(i) are immediately due and payable, whereupon they shall become immediately due and payable; and/or

(ii) are payable on demand, whereupon they shall immediately become payable on demand by the Facility Agent; and/or

(c) subject to the Payment Default Notice, claim immediate payment of all or part of any Loans and other Facility Outstandings (whereupon they shall be immediately payable); and/or

(d) subject to the Payment Default Notice, exercise, or direct the Security Agent to exercise, any or all of the rights, remedies, powers or discretions arising under the Finance Documents, in full or in part.

22.19.2 Any notice given under this Clause shall take effect in accordance with its terms.

SECTION 8
CHANGES TO PARTIES

23 Changes to the Lenders

23.1 Assignments and transfers by the Lenders

23.1.1 Subject to this Clause 23, a Lender (the Existing Lender) may:

(a) assign any of its rights; or

(b) transfer by novation any of its rights and obligations,

under any Finance Document, to another bank or financial institution or to a trust, fund or other entity which is regularly engaged in or established for the purpose of making, purchasing or investing in loans, securities or other financial assets (the New Lender).

23.2 Conditions of assignment or transfer

23.2.1 The consent of the Borrower is required for an assignment or transfer by an Existing Lender, unless the assignment or transfer is:

(a) to another Lender or an Affiliate of a Lender;

(b) to a fund which is a Related Fund of that Existing Lender or another Lender; or

(c) made at a time when a Default or an Event of Default has occurred and is continuing.

23.2.2 Where the consent of the Borrower to an assignment or a transfer is required under Clause 23.2.1 above, that consent must not be unreasonably withheld or delayed.  The Borrower will be deemed to have given its consent five (5) Business Days after the Existing Lender has requested it unless consent is expressly refused by the Borrower within that time.

23.2.3 An assignment will only be effective on:

(a) receipt by the Facility Agent (whether in the Assignment Agreement or otherwise) of written confirmation from the New Lender (in form and substance satisfactory to the Facility Agent) that the New Lender will assume the same obligations to the other Finance Parties as it would have been under if it was an Original Lender; and

(b) performance by the Facility Agent of all necessary "know your customer" or other similar checks under all applicable laws and regulations in relation to such assignment to a New Lender, the completion of which the Facility Agent shall promptly notify to the Existing Lender and the New Lender.

23.2.4 A transfer will only be effective if the procedure set out in Clause 23.4 (Procedure for transfer) is complied with.

23.2.5 The New Lender shall, on the date upon which an assignment or transfer takes effect, pay to the Facility Agent (for its own account) a fee of [Redacted - commercially sensitive].

23.2.6 If:

(a) a Lender assigns or transfers any of its rights or obligations under the Finance Documents; and

(b) as a result of circumstances existing at the date the assignment, transfer or change occurs, an Obligor would be obliged to make a payment to the New Lender under Clause 13 (Tax Gross-up and Indemnities) or Clause 14 (Increased Costs),

then the New Lender is only entitled to receive payment under that Clause to the same extent as the Existing Lender would have been if the assignment, transfer or change had not occurred. This Clause 23.2.5 shall not apply in respect of an assignment or transfer made in the ordinary course of the primary syndication of the Facility.

23.2.7 Each New Lender, by executing the relevant Transfer Certificate or Assignment Agreement, confirms, for the avoidance of doubt, that the Facility Agent has authority to execute on its behalf any amendment or waiver that has been approved by or on behalf of the requisite Lender or Lenders in accordance with this Agreement on or prior to the date on which the transfer or assignment becomes effective in accordance with this Agreement and that it is bound by that decision to the same extent as the Existing Lender would have been had it remained a Lender.

23.3 Limitation of responsibility of Existing Lender

23.3.1 Unless expressly agreed to the contrary, an Existing Lender makes no representation or warranty and assumes no responsibility to a New Lender for:

(a) the legality, validity, effectiveness, adequacy or enforceability of the Finance Documents or any other documents;

(b) the financial condition of any Obligor;

(c) the performance and observance by any Obligor of its obligations under the Finance Documents or any other documents; or

(d) the accuracy of any statements (whether written or oral) made in or in connection with any Finance Document or any other document,

and any representations or warranties implied by law are excluded.

23.3.2 Each New Lender confirms to the Existing Lender and the other Finance Parties that it:

(a) has made (and shall continue to make) its own independent investigation and assessment of the financial condition and affairs of each Obligor and its related entities in connection with its participation in this Agreement and has not relied exclusively on any information provided to it by the Existing Lender or any other Finance Party in connection with any Finance Document; and

(b) will continue to make its own independent appraisal of the creditworthiness of each Obligor and its related entities whilst any amount is or may be outstanding under the Finance Documents or any Commitment is in force.

23.3.3 Nothing in any Finance Document obliges an Existing Lender to:

(a) accept a re-transfer or re-assignment from a New Lender of any of the rights and obligations assigned or transferred under this Clause 23; or

(b) support any losses directly or indirectly incurred by the New Lender by reason of the non-performance by any Obligor of its obligations under the Finance Documents or otherwise.

23.4 Procedure for transfer

23.4.1 Subject to the conditions set out in Clause 23.2 (Conditions of assignment or transfer) a transfer is effected in accordance with Clause 23.4.3 below when the Facility Agent executes an otherwise duly completed Transfer Certificate delivered to it by the Existing Lender and the New Lender.  The Facility Agent shall, subject to Clause 23.4.2 below, as soon as reasonably practicable after receipt by it of a duly completed Transfer Certificate appearing on its face to comply with the terms of this Agreement and delivered in accordance with the terms of this Agreement, execute that Transfer Certificate.

23.4.2 The Facility Agent shall only be obliged to execute a Transfer Certificate delivered to it by the Existing Lender and the New Lender once it is satisfied it has complied with all necessary "know your customer" or other similar checks under all applicable laws and regulations in relation to the transfer to such New Lender.

23.4.3 On the Transfer Date:

(a) to the extent that the Existing Lender seeks to transfer by novation its rights and obligations under the Finance Documents, each of the Obligors and the Existing Lender shall be released from further obligations towards one another under the Finance Documents and their respective rights against one another under the Finance Documents shall be cancelled (being the Discharged Rights and Obligations);

(b) each of the Obligors and the New Lender shall assume obligations towards one another and/or acquire rights against one another which differ from the Discharged Rights and Obligations only insofar as that Obligor and the New Lender have assumed and/or acquired the same in place of that Obligor and the Existing Lender;

(c) the Facility Agent, the Security Agent, the New Lender and other Lenders shall acquire the same rights and assume the same obligations between themselves as they would have acquired and assumed had the New Lender been an Original Lender with the rights and/or obligations acquired or assumed by it as a result of the transfer and to that extent the Facility Agent, the Security Agent, the Initial Mandated Lead Arranger and the Existing Lender shall each be released from further obligations to each other under the Finance Documents;

(d) the New Lender shall become a Party as a "Lender"; and

(e) the New Lender shall become a party to the Subordination Deed as a Lender.

23.5 Procedure for assignment

23.5.1 Subject to the conditions set out in Clause 23.2 (Conditions of assignment or transfer) an assignment may be effected in accordance with Clause 23.5.3 below when the Facility Agent executes an otherwise duly completed Assignment Agreement delivered to it by the Existing Lender and the New Lender.  The Facility Agent shall, subject to Clause 23.5.2 below, as soon as reasonably practicable after receipt by it of a duly completed Assignment Agreement appearing on its face to comply with the terms of this Agreement and delivered in accordance with the terms of this Agreement, execute that Assignment Agreement.

23.5.2 The Facility Agent shall only be obliged to execute an Assignment Agreement delivered to it by the Existing Lender and the New Lender once it is satisfied it has complied with all necessary "know your customer" or other similar checks under all applicable laws and regulations in relation to the assignment to such New Lender.

23.5.3 On the Transfer Date:

(a) the Existing Lender will assign absolutely to the New Lender its rights under the Finance Documents expressed to be the subject of the assignment in the Assignment Agreement;

(b) the Existing Lender will be released from the obligations (the Relevant Obligations) expressed to be the subject of the release in the Assignment Agreement;

(c) the New Lender shall become a Party as a "Lender" and will be bound by obligations equivalent to the Relevant Obligations; and

(d) the New Lender shall become a party to the Subordination Deed as a Lender.

23.5.4 Lenders may utilise procedures other than those set out in this Clause 23.5 to assign their rights under the Finance Documents (but not, without the consent of the relevant Obligor or unless in accordance with Clause 23.4 (Procedure for transfer), to obtain a release by that Obligor from the obligations owed to that Obligor by the Lenders nor the assumption of equivalent obligations by a New Lender) provided that they comply with the conditions set out in Clause 23.2 (Conditions of assignment or transfer).

23.6 Copy of Transfer Certificate or Assignment Agreement to the Borrower

The Facility Agent shall, as soon as reasonably practicable after it has executed a Transfer Certificate or an Assignment Agreement, send to the Borrower a copy of that Transfer Certificate or Assignment Agreement.

23.7 Security over Lenders' rights

In addition to the other rights provided to Lenders under this Clause 23 each Lender may without consulting with or obtaining consent from any Obligor, at any time charge, assign or otherwise create Security in or over (whether by way of collateral or otherwise) all or any of its rights under any Finance Document to secure obligations of that Lender including, without limitation:

23.7.1 any charge, assignment or other Security to secure obligations to a federal reserve or central bank; and

23.7.2 in the case of any Lender which is a fund, any charge, assignment or other Security granted to any holders (or trustee or representatives of holders) of obligations owed, or securities issued, by that Lender as security for those obligations or securities, except that no such charge, assignment or Security shall:

(a) release a Lender from any of its obligations under the Finance Documents or substitute the beneficiary of the relevant charge, assignment or Security for the Lenders as a party to any of the Finance Documents; or

(b) require any payments to be made by an Obligor other than or in excess of, or grant to any person any more extensive rights than, those required to be made or granted to the relevant Lender under the Finance Documents.

24 Changes to the Obligors

24.1 Assignments and transfer by Obligors

No Obligor may assign any of its rights or transfer any of its rights or obligations under the Finance Documents.

24.2 Additional Guarantors

24.2.1 Subject to compliance with the provisions of Clause 19.11 ("Know your customer" checks), the Borrower may request that any person become an Additional Guarantor. That person shall become an Additional Guarantor if:

(a) the Borrower delivers to the Agent a duly completed and executed Accession Letter; and

(b) the Facility Agent has received all of the documents and other evidence listed in Part B of Schedule 2 (Conditions precedent) in relation to that Additional Guarantor, each in form and substance satisfactory to the Facility Agent.

24.2.2 The Facility Agent shall notify the Borrower and the Lenders promptly upon being satisfied that it has received (in form and substance satisfactory to it) all the documents and other evidence listed in Part B of Schedule 2 (Conditions precedent).

24.2.3 Other than to the extent that the Majority Lenders notify the Facility Agent in writing to the contrary before the Facility Agent gives the notification described in Clause 24.2.2 above, the Lenders authorise (but do not require) the Facility Agent to give that notification.  The Facility Agent shall not be liable for any damages, costs or losses whatsoever as a result of giving any such notification.

24.3 Repetition of Representations

Delivery of an Accession Letter constitutes confirmation by the relevant Additional Guarantor that the Repeating Representations are true and correct in relation to it as at the date of delivery as if made by reference to the facts and circumstances then existing.

SECTION 9
THE FINANCE PARTIES

25 Security Agent

25.1 Security Agent as trustee

25.1.1 Each other Finance Parties appoints the Security Agent to act as security agent under or in connection with the Finance Documents on the terms contained in this Agreement.

25.1.2 The Security Agent declares that it holds the Transaction Security on trust for the Finance Parties on the terms contained in this Agreement and the other Finance Documents.

25.1.3 Each of the other Finance Parties authorises the Security Agent to perform the duties, obligations and responsibilities and to exercise the rights, powers, authorities and discretions specifically given to the Security Agent under or in connection with the Finance Documents together with any other incidental rights, powers, authorities and discretions.

25.2 Instructions to the Security Agent

25.2.1 The Security Agent shall:

(a) unless a contrary indication appears in a Finance Document, exercise or refrain from exercising any right, power, authority or discretion vested in it as Security Agent in accordance with any instructions given to it by the Facility Agent;

(b) not be liable for any act (or omission) if it acts (or refrains from acting) in accordance with Clause 26.2.1(a).

25.2.2 The Security Agent shall be entitled to request instructions, or clarification of any instruction, from the Facility Agent as to whether, and in what manner, it should exercise or refrain from exercising any right, power, authority or discretion. The Security Agent may refrain from acting unless and until it receives any such instructions or clarification that it has requested.

25.2.3 Except in the case of decisions stipulated to be a matter for any other Finance Party under the relevant Finance Document and unless a contrary indication appears in a Finance Document, any instructions given to the Security Agent by the Facility Agent shall override any conflicting instructions given by any other Parties and will be binding on all Finance Parties.

25.2.4 Clause 25.2.1 above shall not apply:

(a) where a contrary indication appears in this Agreement;

(b) where this Agreement requires the Security Agent to act in a specified manner or to take a specified action; or

(c) in respect of any provision which protects the Security Agent's own position in its personal capacity as opposed to its role of Security Agent for the Finance Parties including, without limitation, Clause 25.4 (No duty to account), Clause 25.5 (Rights and discretions of the Security Agent),

(d) Clause 25.11 (Custodians and nominees), Clause 25.14 (Acceptance of title) to Clause 25.17 (Disapplication of Trustee Acts) and Clause 27.3 (Business with the Group) to Clause 27.6 (Exclusion of liability).

25.2.5 If giving effect to instructions given by the Facility Agent would (in the Security Agent's opinion) have an effect equivalent to an amendment to this Agreement, the Security Agent shall not act in accordance with those instructions unless consent to it so acting is obtained from each Party (other than the Security Agent) whose consent would have been required in respect of that amendment to this Agreement.

25.2.6 In exercising any discretion to exercise a right, power or authority under the Finance Documents where it has not received any instructions as to the exercise of that discretion, the Security Agent shall do so having regard to the interests of all the Finance Parties.

25.2.7 The Security Agent may refrain from acting in accordance with any instructions of the Facility Agent until it has received any indemnification and/or security that it may in its discretion require (which may be greater in extent than that contained in the Finance Documents and which may include payment in advance) for any cost, loss or liability which it may incur in complying with those instructions.

25.2.8 In the absence of instructions, the Security Agent may act (or refrain from acting) as it considers to be in the best interest of the Finance Parties.

25.2.9 The Security Agent may execute and deliver the Hedging Intercreditor Agreement on behalf of each Finance Party, and each Finance Party agrees that the Hedging Intercreditor Agreement shall be a binding obligation of such Finance Party, enforceable against it in accordance with its terms.

25.3 Duties of the Security Agent

25.3.1 The Security Agent's duties under the Finance Documents are solely mechanical and administrative in nature.

25.3.2 The Security Agent shall forward to the Facility Agent the original or a copy of any document which is delivered to the Security Agent for a Finance Party by any other Party as soon as reasonably practicable after having received that original or copy document as the case may be.

25.3.3 Except where a Finance Document specifically provides otherwise, the Security Agent is not obliged to review or check the adequacy, accuracy or completeness of any document it forwards to the Facility Agent.

25.3.4 If the Security Agent receives notice from a Party referring to this Agreement, describing a Default and stating that the circumstance described is a Default, it shall notify the Facility Agent as soon as reasonably practicable.

25.3.5 The Security Agent shall have only those duties obligations and responsibilities expressly specified in the Finance Documents to which it is expressed to be a party (and no others shall be implied).

25.4 No duty to account

The Security Agent shall not be bound to account to any other Finance Party for any sum or the profit element of any sum received by it for its own account.

25.5 Rights and discretions of the Security Agent

25.5.1 The Security Agent may:

(a) rely on any representation, communication, notice or document believed by it to be genuine, correct and appropriately authorised;

(b) assume that:

(i) any instructions received by it from the Facility Agent are duly given in accordance with the terms of the Finance Documents; and

(ii) unless it has received notice of revocation, that those instructions have not been revoked; and

(iii) if it receives any instructions to act in relation to the Transaction Security, that all applicable conditions under the Finance Documents for so acting have been satisfied;

(c) rely on a certificate from any person:

(i) as to any matter of fact or circumstance which might reasonably be expected to be within the knowledge of that person; or

(ii) to the effect that that person approves of any particular dealing, transaction, step, action or thing, as sufficient evidence that that is the case and, in the case of Clause 25.5.1(a) above, may assume the truth and accuracy of that certificate.

25.5.2 The Security Agent may assume (unless it has received notice to the contrary in its capacity as security trustee for the Lenders) that:

(a) no Default has occurred;

(b) any right, power, authority or discretion vested in any Party or any group of Lenders has not been exercised; and

(c) any notice or request made by the Borrower is made on behalf of and with the consent and knowledge of all the Obligors.

25.5.3 The Security Agent may engage and pay for the advice or services of any lawyers, accountants, tax advisers, surveyors or other professional advisers or experts.

25.5.4 Without prejudice to the generality of Clause 25.5.3 or Clause 25.5.5, the Security Agent may at any time engage and pay for the services of any lawyers to act as independent counsel to the Security Agent (and so separate from any lawyers instructed by the Lenders) if the Security Agent in its reasonable opinion deems this to be necessary.

25.5.5 The Security Agent may rely on the advice or services of any lawyers, accountants, tax advisers, surveyors or other professional advisers or experts (whether obtained by the Security Agent or by any other Party) and shall not be liable for any damages, costs or losses to any person, any diminution in value or any liability whatsoever arising as a result of its so relying.

25.5.6 The Security Agent may act in relation to the Finance Documents and the Transaction Security (expressed to be granted in favour of the Security Agent as trustee or agent for the Finance Parties) through its officers, employees and agents and shall not:

(a) be liable for any error of judgment made by any such person; or

(b) be bound to supervise, or be in any way responsible for any loss incurred by reason of misconduct, omission or default on the part of any such person,

unless such error or such loss was directly caused by the Security Agent's, gross negligence or wilful misconduct.

25.5.7 Unless a Finance Document expressly provides otherwise the Security Agent may disclose to any other Party any information it reasonably believes it has received as security trustee under this Agreement.

25.5.8 Notwithstanding any other provision of any Finance Document to the contrary, the Security Agent is not obliged to do or omit to do anything if it would, or might in its reasonable opinion, constitute a breach of any law or regulation or a breach of a fiduciary duty or duty of confidentiality.

25.5.9 Notwithstanding any provision of any Finance Document to the contrary, the Security Agent is not obliged to expend or risk its own funds or otherwise incur any financial liability in the performance of its duties, obligations or responsibilities or the exercise of any right, power, authority or discretion if it has grounds for believing the repayment of those funds or adequate indemnity against, or security for, that risk or liability is not reasonably assured to it.

25.6 Resignation of the Security Agent

25.6.1 The Security Agent may resign and appoint one of its Affiliates as successor by giving notice to the Facility Agent.

25.6.2 Alternatively the Security Agent may resign by giving 30 days' (or such shorter period as may be agreed with the Facility Agent and the Borrower) notice to the Facility Agent and the Borrower, in which case the Facility Agent may appoint a successor Security Agent.

25.6.3 If the Facility Agent has not appointed a successor Security Agent in accordance with Clause 25.6.2 within 20 days after notice of resignation was given, the retiring Security Agent (after consultation with the Facility Agent) may appoint a successor Security Agent.

25.6.4 The retiring Security Agent shall, make available to the successor Security Agent such documents and records and provide such assistance as the successor Security Agent may reasonably request for the purposes of performing its functions as Security Agent under the Finance Documents.

25.6.5 The Security Agent's resignation notice shall only take effect upon:

(a) the appointment of a successor; and

(b) the transfer of all the Secured Property to that successor.

25.6.6 Upon the appointment of a successor, the retiring Security Agent shall be discharged from any further obligation in respect of the Finance Documents (other than its obligations under Clause 25.15 (Winding up of trust) and Clause 25.6.4 above) but shall remain entitled to the benefit of Clause 27.7 (Lenders' indemnity to the Facility Agent and the Security Agent) and this Clause 25 (and any fees for the account of the retiring Security Agent shall cease to accrue from (and shall be payable on) that date). Any successor and each of the other Parties shall have the same rights and obligations amongst themselves as they would have had if that successor had been an original Party.

25.6.7 The Facility Agent may, by notice to the Security Agent, require the Security Agent to resign in accordance with Clause 25.6.

25.7 Confidentiality

25.7.1 In acting as trustee for the Finance Parties, the Security Agent shall be regarded as acting through its trustee division which shall be treated as a separate entity from any other of its divisions or departments.

25.7.2 If information is received by another division or department of the Security Agent, it may be treated as confidential to that division or department and the Security Agent shall not be deemed to have notice of it.

25.8 Reliance and engagement letters

25.8.1 The Security Agent may obtain and rely on any certificate or report from any Obligor's auditor and may enter into any reliance letter or engagement letter relating to that certificate or report on such terms as it may consider appropriate (including, without limitation, restrictions on the auditor's liability and the extent to which that certificate or report may be relied on or disclosed).

25.9 No responsibility to perfect Transaction Security

The Security Agent shall not be liable for any failure to:

25.9.1 require the deposit with it of any deed or document certifying, representing or constituting the title of any Obligor to any of the Secured Property;

25.9.2 obtain any licence, consent or other authority for the execution, delivery, legality, validity, enforceability or admissibility in evidence of any Finance Document or the Transaction Security;

25.9.3 register, file or record or otherwise protect any of the Transaction Security (or the priority of any of the Transaction Security) under any law or regulation or to give notice to any person of the execution of any Finance Document or of the Transaction Security;

25.9.4 take, or to require any Obligor to take, any step to perfect its title to any of the Secured Property or to render the Transaction Security effective or to secure the creation of any ancillary Security under any law or regulation; or

25.9.5 require any further assurance in relation to any Security Document.

25.10  Insurance by Security Agent

25.10.1 The Security Agent shall not be obliged:

(a) to insure any of the Secured Property;

(b) to require any other person to maintain any insurance; or

(c) to verify any obligation to arrange or maintain insurance contained in any Finance Document,

and the Security Agent shall not be liable for any damages, costs or losses to any person as a result of the lack of, or inadequacy of, any such insurance.

25.10.2 Where the Security Agent is named on any insurance policy as an insured party, it shall not be liable for any damages, costs or losses to any person as a result of its failure to notify the insurers of any material fact relating to the risk assumed by such insurers or any other information of any kind, unless the Instructing Group requests it to do so in writing and the Security Agent fails to do so within 14 days after receipt of that request.

25.11 Custodians and nominees

25.11.1 The Security Agent may appoint and pay any person to act as a custodian or nominee on any terms in relation to any asset of the trust as the Security Agent may determine, including for the purpose of depositing with a custodian this Agreement or any document relating to the trust created under this Agreement and the Security Agent shall not be responsible for any loss, liability, expense, demand, cost, claim or proceedings incurred by reason of the misconduct, omission or default on the part of any person appointed by it under this Agreement or be bound to supervise the proceedings or acts of any person.

25.12 Delegation by the Security Agent

25.12.1 The Security Agent may, at any time, delegate by power of attorney or otherwise to any person for any period, all or any right, power, authority or discretion vested in it in its capacity as such.

25.12.2 That delegation may be made upon any terms and conditions (including the power to sub-delegate) and subject to any restrictions that the Security Agent, may, in its discretion, think fit in the interests of the Finance Parties.

25.12.3 The Security Agent shall not be bound to supervise, or be in any way responsible for any damages, costs or losses incurred by reason of any misconduct, omission or default on the part of, any such delegate or sub-delegate.

25.13 Additional Security Agents

25.13.1 A Security Agent may at any time appoint (and subsequently remove) any person to act as a separate trustee or as a co-trustee jointly with it:

(a) if it considers that appointment to be in the interests of the Finance Parties;

(b) for the purposes of conforming to any legal requirement, restriction or condition which the Security Agent deems to be relevant; or

(c) for obtaining or enforcing any judgment in any jurisdiction, and the Security Agent shall give prior notice to the Borrower and the other Finance Parties of that appointment.

25.13.2 Any person so appointed shall have the rights, powers, authorities and discretions (not exceeding those given to the Security Agent under or in connection with the Finance Documents) and the duties, obligations and responsibilities that are given or imposed by the instrument of appointment.

25.13.3 The remuneration that the Security Agent may pay to that person, and any costs and expenses (together with any applicable VAT) incurred by that person in performing its functions pursuant to that appointment shall, for the purposes of this Agreement, be treated as costs and expenses incurred by the Security Agent.

25.14 Acceptance of title

25.14.1 The Security Agent shall be entitled to accept without enquiry, and shall not be obliged to investigate, any right and title that any Obligor may have to any of the Secured Property and shall not be liable for, or bound to require any Obligor to remedy, any defect in its right or title.

25.15 Winding up of trust

If the Security Agent, with the approval of the Facility Agent, determines that:

25.15.1 all the obligations secured by the Security Documents have been fully and finally discharged; and

25.15.2 no Finance Party is under any commitment, obligation or liability (actual or contingent) to make advances or provide other financial accommodation to any Obligor pursuant to the Finance Documents, then:

(a) the trusts set out in this Agreement shall be wound up and the Security Agent shall release, without recourse or warranty, all of the Transaction Security and the rights of the Security Agent under each of the Security Documents; and

(b) any Security Agent which has resigned pursuant to Clause 25.6 (Resignation of the Security Agent) shall release, without recourse or warranty, all of its rights under each Security Document.

25.16 Powers supplemental to Trustee Acts

The rights, powers, authorities and discretions given to a Security Agent under or in connection with the Finance Documents shall be supplemental to the Trustee Act 1925 and the Trustee Act 2000 and in addition to any which may be vested in the Security Agent by law or regulation or otherwise.

25.17 Disapplication of Trustee Acts

Section 1 of the Trustee Act 2000 shall not apply to the duties of the Security Agent in relation to the trusts constituted by this Agreement. Where there are any inconsistencies between the Trustee Act 1925 or the Trustee Act 2000 and the provisions of this Agreement, the provisions of this Agreement shall, to the extent permitted by law and regulation, prevail and, in the case of any inconsistency with the Trustee Act 2000, the provisions of this Agreement shall constitute a restriction or exclusion for the purposes of that Act.

26 FACILITY AGENT

26.1 Appointment of the Facility Agent

26.1.1 Each other Finance Party appoints the Facility Agent to act as its agent under and in connection with the Finance Documents.

26.1.2 Each other Finance Party authorises the Facility Agent to perform the duties, obligations and responsibilities and exercise the rights, powers, authorities and discretions specifically given to the Facility Agent under or in connection with the Finance Documents together with any other incidental rights, powers, authorities and discretions.

26.2 Instructions to the Facility Agent

26.2.1 The Facility Agent shall:

(a) unless a contrary indication appears in a Finance Document, exercise or refrain from exercising any right, power, authority or discretion vested in it as Facility Agent in accordance with any instructions given to it by:

(i) all Lenders if the relevant Finance Document stipulates the matter is an all Lender decision; and

(ii) in all other cases, the Majority Lenders; and

(b) not be liable for any act (or omission) if it acts (or refrains from acting) in accordance with Clause 26.2.1(a).

26.2.2 The Facility Agent shall be entitled to request instructions, or clarification of any instruction, from the Majority Lenders (or, if the relevant Finance Document stipulates the matter is a decision for any other Lender or group of Lenders, from that Lender or group of Lenders) as to whether, and in what manner, it should exercise or refrain from exercising any right, power, authority or discretion. The Facility Agent may refrain from acting unless and until it receives any such instructions or clarification that it has requested.

26.2.3 Except in the case of decisions stipulated to be a matter for any other Lender or group of Lenders under the relevant Finance Document and unless a contrary indication appears in a Finance Document, any instructions given to the Facility Agent by the Majority Lenders shall override any conflicting instructions given by any other Parties and will be binding on all Finance Parties save for the Security Agent.

26.2.4 The Facility Agent may refrain from acting in accordance with any instructions of any Lender or group of Lenders until it has received any indemnification and/or security that it may in its discretion require (which may be greater in extent than that contained in the Finance Documents and which may include payment in advance) for any cost, loss or liability which it may incur in complying with those instructions.

26.2.5 In the absence of instructions, the Facility Agent may act (or refrain from acting) as it considers to be in the best interest of the Lenders.

26.2.6 The Facility Agent is not authorised to act on behalf of a Lender (without first obtaining that Lender's consent) in any legal or arbitration proceedings relating to any Finance Document.

26.3 Duties of the Facility Agent

26.3.1 The Facility Agent's duties under the Finance Documents are solely mechanical and administrative in nature.

26.3.2 Subject to Clause 26.3.3, the Facility Agent shall forward to a Party the original or a copy of any document which is delivered to the Facility Agent for that Party by any other Party as soon as reasonably practicable after having received that original or copy document as the case may be.

26.3.3 Without prejudice to Clause 23.6 (Copy of Transfer Certificate or Assignment Agreement to the Borrower), Clause 26.3.2 shall not apply to any Transfer Certificate or to any Assignment Agreement.

26.3.4 Except where a Finance Document specifically provides otherwise, the Facility Agent is not obliged to review or check the adequacy, accuracy or completeness of any document it forwards to another Party.

26.3.5 If the Facility Agent receives notice from a Party referring to this Agreement, describing a Default and stating that the circumstance described is a Default, it shall notify the Finance Parties as soon as reasonably practicable.

26.3.6 If the Facility Agent is aware of the non-payment of any principal, interest, commitment fee or other fee payable to a Finance Party (other than the Facility Agent, the Security Agent or the Initial Mandated Lead Arranger) under this Agreement it shall notify the other Finance Parties as soon as reasonably practicable.

26.3.7 The Facility Agent shall have only those duties obligations and responsibilities expressly specified in the Finance Documents to which it is expressed to be a party (and no others shall be implied).

26.4 Rights and discretions of the Facility Agent

26.4.1 The Facility Agent may:

(a) rely on any representation, communication, notice or document believed by it to be genuine, correct and appropriately authorised;

(b) assume that:

(i) any instructions received by it from the Majority Lenders, any Lender or any group of Lenders are duly given in accordance with the terms of the Finance Documents; and

(ii) unless it has received notice of revocation, that those instructions have not been revoked; and

(c) rely on a certificate from any person:

(i) as to any matter of fact or circumstance which might reasonably be expected to be within the knowledge of that person; or

(ii) to the effect that that person approves of any particular dealing, transaction, step, action or thing,

as sufficient evidence that that is the case and, in the case of paragraph (i) above, may assume the truth and accuracy of that certificate.

26.4.2 The Facility Agent may assume (unless it has received notice to the contrary in its capacity as agent for the Lenders) that:

(a) no Default has occurred (unless it has actual knowledge of a Default arising under Clause 22.1 (Non-payment));

(b) any right, power, authority or discretion vested in any Party or any group of Lenders has not been exercised; and

(c) any notice or request made by the Borrower (other than a Utilisation Request) is made on behalf of and with the consent and knowledge of all the Obligors.

26.4.3 The Facility Agent may engage and pay for the advice or services of any lawyers, accountants, tax advisers, surveyors or other professional advisers or experts.

26.4.4 Without prejudice to the generality of Clause 26.4.3 or Clause 26.4.5, the Facility Agent may at any time engage and pay for the services of any lawyers to act as independent counsel to the Facility Agent (and so separate from any lawyers instructed by the Lenders) if the Facility Agent in its reasonable opinion deems this to be necessary.

26.4.5 The Facility Agent may rely on the advice or services of any lawyers, accountants, tax advisers, surveyors or other professional advisers or experts (whether obtained by the Facility Agent or by any other Party) and shall not be liable for any damages, costs or losses to any person, any diminution in value or any liability whatsoever arising as a result of its so relying.

26.4.6 The Facility Agent may act in relation to the Finance Documents through its officers, employees and agents.

26.4.7 Unless a Finance Document expressly provides otherwise the Facility Agent may disclose to any other Party any information it reasonably believes it has received as agent under this Agreement.

26.4.8 Notwithstanding any other provision of any Finance Document to the contrary, neither the Facility Agent nor the Initial Mandated Lead Arranger is obliged to do or omit to do anything if it would, or might in its reasonable opinion, constitute a breach of any law or regulation or a breach of a fiduciary duty or duty of confidentiality.

26.4.9 Notwithstanding any provision of any Finance Document to the contrary, the Facility Agent is not obliged to expend or risk its own funds or otherwise incur any financial liability in the performance of its duties, obligations or responsibilities or the exercise of any right, power, authority or discretion if it has grounds for believing the repayment of those funds or adequate indemnity against, or security for, that risk or liability is not reasonably assured to it.

26.5 Resignation of the Facility Agent

26.5.1 The Facility Agent may resign and appoint one of its Affiliates as successor by giving notice to the other Finance Parties and the Borrower.

26.5.2 Alternatively the Facility Agent may resign by giving 30 days' (or such shorter period as may be agreed between the other Finance Parties and the Borrower) notice to the other Finance Parties and the Borrower, in which case the Majority Lenders (after consultation with the Borrower) may appoint a successor Facility Agent.

26.5.3 If the Majority Lenders have not appointed a successor Facility Agent in accordance with Clause 26.5.2 within 30 days after notice of resignation was given, the retiring Facility Agent (after consultation with the Borrower) may appoint a successor Facility Agent.

26.5.4 The retiring Facility Agent shall, make available to the successor Facility Agent such documents and records and provide such assistance as the successor Facility Agent may reasonably request for the purposes of performing its functions as Facility Agent under the Finance Documents.

26.5.5 The Facility Agent's resignation notice shall only take effect upon the appointment of a successor.

26.5.6 Upon the appointment of a successor, the retiring Facility Agent shall be discharged from any further obligation in respect of the Finance Documents (other than its obligations under Clause 26.5.4) but shall remain entitled to the benefit of Clause 15.4 (Indemnity to the Facility Agent and the Security Agent) and this Clause 25 (and any agency fees for the account of the retiring Facility Agent shall cease to accrue from (and shall be payable on) that date).  Any successor and each of the other Parties shall have the same rights and obligations amongst themselves as they would have had if that successor had been an original Party.

26.5.7 After consultation with the Borrower, the Majority Lenders may, by notice to the Facility Agent, require it to resign in accordance with Clause 26.5.2.  In this event, the Facility Agent shall resign in accordance with Clause 26.5.2.

26.6 Confidentiality

26.6.1 In acting as agent for the Finance Parties, the Facility Agent shall be regarded as acting through its agency division which shall be treated as a separate entity from any other of its divisions or departments.

26.6.2 If information is received by another division or department of the Facility Agent, it may be treated as confidential to that division or department and the Facility Agent shall not be deemed to have notice of it.

26.7 Relationship with the Lenders

26.7.1 The Facility Agent may treat the person shown in its records as Lender at the opening of business (in the place of the Facility Agent's principal office as notified to the Finance Parties from time to time) as the Lender:

(a) entitled to or liable for any payment due under any Finance Document on that day; and

(b) entitled to receive and act upon any notice, request, document or communication or make any decision or determination under any Finance Document made or delivered on that day,

unless it has received not less than five (5) Business Days prior notice from that Lender to the contrary in accordance with the terms of this Agreement.

26.7.2 Any Lender may by notice to the Facility Agent appoint a person to receive on its behalf all notices, communications, information and documents to be made or despatched to that Lender under the Finance Documents.  That notice shall contain the address, fax number and (where communication by electronic mail or other electronic means is permitted under Clause 32.5 (Electronic communication)) electronic mail address and/or any other information required to enable the transmission of information by that means (and, in each case, the department or officer, if any, for whose attention communication is to be made) and be treated as a notification of a substitute address, fax number, electronic mail address, department and officer (or such other information) by that Lender for the purposes of Clause 32.2 (Addresses) and Clause 32.5.1(b) (Electronic communication) and the Facility Agent shall be entitled to treat that person as the person entitled to receive all such notices, communications, information and documents as though that person were that Lender.

26.8 Deduction from amounts payable by the Facility Agent

If any Party owes an amount to the Facility Agent under the Finance Documents the Facility Agent may, after giving notice to that Party, deduct an amount not exceeding that amount from any payment to that Party which the Facility Agent would otherwise be obliged to make under the Finance Documents and apply the amount deducted in or towards satisfaction of the amount owed.  For the purposes of the Finance Documents that Party shall be regarded as having received any amount so deducted.

27 Administrative Parties

27.1 Role of the Initial Mandated Lead Arranger

Except as specifically provided in the Finance Documents, the Initial Mandated Lead Arranger has no obligations of any kind to any other Party under or in connection with any Finance Document.

27.2 No fiduciary duties

27.2.1 Nothing in any Finance Document constitutes an Administrative Party (except as expressly provided in Clause 25.1 (Security Agent as trustee) as a trustee or fiduciary of any other person.

27.2.2 No Administrative Party shall be bound to account to any Lender for any sum or the profit element of any sum received by it for its own account.

27.3 Business with the Group

The Facility Agent, the Security Agent and the Initial Mandated Lead Arranger may accept deposits from, lend money to and generally engage in any kind of banking or other business with any member of the Group.

27.4 Responsibility for documentation

No Administrative Party is responsible for:

27.4.1 the adequacy, accuracy and/or completeness of any information (whether oral or written) supplied by the Facility Agent, the Initial Mandated Lead Arranger, an Obligor or any other person given in or in connection with any Finance Document or the transactions contemplated in the Finance Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document;

27.4.2 the legality, validity, effectiveness, adequacy or enforceability of any Finance Document, the Transaction Security or any other agreement, arrangement or document entered into, made or executed in anticipation of or in connection with any Finance Document or the Transaction Security; or

27.4.3 any determination as to whether any information provided or to be provided to any Finance Party is non-public information the use of which may be regulated or prohibited by applicable law or regulation relating to insider dealing or otherwise.

27.5 No duty to monitor

No Administrative Party shall be bound to enquire:

27.5.1 whether or not any Default has occurred;

27.5.2 as to the performance, default or any breach by any Party of its obligations under any Finance Document; or

27.5.3 whether any other event specified in any Finance Document has occurred.

27.6 Exclusion of liability

27.6.1 Without limiting Clause 27.6.2 (and without prejudice to any other provision of any Finance Document excluding or limiting the liability of the Facility Agent, the Security Agent or any Representative appointed by the Facility Agent or the Security Agent), neither the Facility Agent, the Security Agent nor any Representative of the Facility Agent or the Security Agent will be liable for:

(a) any damages, costs or losses to any person, any diminution in value, or any liability whatsoever arising as a result of taking or not taking any action under or in connection with any Finance Document or the Transaction Security unless directly caused by its gross negligence or wilful misconduct;

(b) exercising, or not exercising, any right, power, authority or discretion given to it by, or in connection with, any Finance Document, the Transaction Security or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with, any Finance Document or the Transaction Security, other than by reason of its gross negligence or wilful misconduct;

(c) any shortfall which arises on the enforcement or realisation of the Transaction Security; or

(d) without prejudice to the generality of paragraphs (a) to (c) above, any damages, costs or losses to any person, any diminution in value or any liability whatsoever (including, without limitation, for negligence or any other category of liability whatsoever but not including any claim based on the fraud of the Facility Agent) arising as a result of:

(i) any act, event or circumstance not reasonably within its control; or

(ii) the general risks of investment in, or the holding of assets in, any jurisdiction,

including (in each case and without limitation) such damages, costs, losses, diminution in value or liability arising as a result of: nationalisation, expropriation or other governmental actions; any regulation, currency restriction, devaluation or fluctuation; market conditions affecting the execution or settlement of transactions or the value of assets (including any Disruption Event); breakdown, failure or malfunction of any third party transport, telecommunications, computer services or systems; natural disasters or acts of God; war, terrorism, insurrection or revolution; or strikes or industrial action.

27.6.2 No Party (other than the relevant Administrative Party) may take any proceedings against any officer, employee or agent of another Administrative Party in respect of any claim it might have against that Administrative Party or in respect of any act or omission of any kind by that officer, employee or agent in relation to any Finance Document, and any officer, employee or agent of an Administrative Party may rely on this Clause, subject to Clause 1.4 (Third party rights) and the provisions of the Third Parties Act.

27.6.3 The Facility Agent will not be liable for any delay (or any related consequences) in crediting an account with an amount required under the Finance Documents to be paid by the Facility Agent if the Facility Agent has taken all necessary steps as soon as reasonably practicable to comply with the regulations or operating procedures of any recognised clearing or settlement system used by the Facility Agent for that purpose.

27.6.4 Nothing in this Agreement shall oblige an Administrative Party to carry out:

(a) any know your customer or other checks in relation to any person; or

(b) any check on the extent to which any transaction contemplated by this Agreement might be unlawful for any Lender or any Affiliate of any Lender,

on behalf of any Lender and each Lender confirms to the Facility Agent and the Initial Mandated Lead Arranger that it is solely responsible for any such checks it is required to carry out and that it may not rely on any statement in relation to those checks made by the Facility Agent or the Initial Mandated Lead Arranger.

27.6.5 Without prejudice to any provision of any Finance Document excluding or limiting an Administrative Party's liability, any liability of an Administrative Party arising under or in connection with any Finance Document or the Transaction Security shall be limited to the amount of actual loss which has finally been determined to have been suffered (as determined by reference to the date of default of the Administrative Party or, if later, the date on which the loss arises as a result of that default) but without reference to any special conditions or circumstances known to the Administrative Party at any time which increase the amount of that loss. In no event shall the Administrative Party be liable for any loss of profits, goodwill, reputation, business opportunity or anticipated saving, or for special, punitive, indirect or consequential damages, whether or not the Administrative Party has been advised of the possibility of such loss or damages.

27.7 Lenders' indemnity to the Facility Agent and the Security Agent

Each Lender shall (in proportion to its share of the Total Commitments or, if the Total Commitments are then zero, to its share of the Total Commitments immediately prior to their reduction to zero) indemnify the Facility Agent and the Security Agent, within three (3) Business Days of demand, against, and pay to the Facility Agent or the Security Agent (as applicable), any cost, loss or liability (including, without limitation, for negligence or any other category of liability whatsoever) incurred by the Facility Agent or the Security Agent (otherwise than by reason of the Facility Agent's or the Security Agent's gross negligence or wilful misconduct) (or, in the case of any cost, loss or liability pursuant to Clause 31.9 (Disruption to Payment Systems etc.) notwithstanding the Facility Agent's or Security Agent's negligence, gross negligence or any other category of liability whatsoever but not including any claim based on the fraud of the Facility Agent or the Security Agent) in acting as Facility Agent or the Security Agent (as applicable) under the Finance Documents (unless the Facility Agent or the Security Agent (as applicable) has been reimbursed by an Obligor pursuant to a Finance Document).

27.8 Credit appraisal by the Lenders

27.8.1 Without affecting the responsibility of any Obligor for information supplied by it or on its behalf in connection with any Finance Document, each Lender confirms to the Administrative Parties that it has been, and will continue to be, solely responsible for making its own independent appraisal and investigation of all risks arising under or in connection with any Finance Document, including but not limited to:

(a) the financial condition, status and nature of each member of the Group;

(b) the legality, validity, effectiveness, adequacy or enforceability of any Finance Document, the Transaction Security and any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document or the Transaction Security;

(c) whether that Lender has recourse, and the nature and extent of that recourse, against any Party or any of its respective assets under or in connection with any Finance Document, the Transaction Security, or the transactions contemplated by the Finance Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document or the Transaction Security;

(d) the adequacy, accuracy and/or completeness of any information provided by the Facility Agent, any Party or by any other person under or in connection with any Finance Document, the transactions contemplated by the Finance Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document; and

(e) the right or title of any person in or to, or the value or sufficiency of any part of the Secured Property, the priority of any of the Transaction Security or the existence of any Security Interest affecting the Secured Property.

28 Conduct of Business by the Finance Parties

No provision of this Agreement will:

28.1 interfere with the right of any Finance Party to arrange its affairs (tax or otherwise) in whatever manner it thinks fit;

28.2 oblige any Finance Party to investigate or claim any credit, relief, remission or repayment available to it or the extent, order and manner of any claim; or

28.3 oblige any Finance Party to disclose any information relating to its affairs (tax or otherwise) or any computations in respect of Tax.

29 Sharing Among the Finance Parties

29.1 Payments to Finance Parties

29.1.1 If a Finance Party (a Recovering Finance Party) receives or recovers any amount from an Obligor other than in accordance with Clause 31 (Payment Mechanics) (a Recovered Amount) and applies that amount to a payment due under the Finance Documents then:

(a) the Recovering Finance Party shall, within three (3) Business Days, notify details of the receipt or recovery, to the Facility Agent;

(b) the Facility Agent shall determine whether the receipt or recovery is in excess of the amount the Recovering Finance Party would have been paid had the receipt or recovery been received or made by the Facility Agent and distributed in accordance with Clause 31 (Payment Mechanics), without taking account of any Tax which would be imposed on the Facility Agent in relation to the receipt, recovery or distribution; and

(c) the Recovering Finance Party shall, within three (3) Business Days of demand by the Facility Agent, pay to the Facility Agent an amount (the Sharing Payment) equal to that receipt or recovery less any amount which the Facility Agent determines may be retained by the Recovering Finance Party as its share of any payment to be made, in accordance with Clause 31.5 (Partial payments).

29.2 Redistribution of payments

The Facility Agent shall treat the Sharing Payment as if it had been paid by the relevant Obligor and distribute it between the Finance Parties (other than the Recovering Finance Party) (the Sharing Finance Parties) in accordance with Clause 31.5 (Partial payments) towards the obligations of that Obligor to the Sharing Finance Parties.

29.3 Recovering Finance Party's rights

29.3.1 On a distribution by the Facility Agent under Clause 29.2 (Redistribution of payments) of a payment received by a Recovering Finance Party from an Obligor, as between the relevant Obligor and the Recovering Finance Party, an amount of the Recovered Amount equal to the Sharing Payment will be treated as not having been paid by that Obligor.

29.3.2 If and to the extent that the Recovering Finance Party is not able to rely on its rights under Clause 29.3.1, the relevant Obligor shall be liable to the Recovering Finance Party for a debt equal to the Sharing Payment which is immediately due and payable.

29.4 Reversal of redistribution

29.4.1 If any part of the Sharing Payment received or recovered by a Recovering Finance Party becomes repayable and is repaid by that Recovering Finance Party, then:

(a) each Sharing Finance Party shall, upon request of the Facility Agent, pay to the Facility Agent for the account of that Recovering Finance Party an amount equal to the appropriate part of its share of the Sharing Payment (together with an amount as is necessary to reimburse that Recovering Finance Party for its proportion of any interest on the Sharing Payment which that Recovering Finance Party is required to pay) (the Redistributed Amount); and

(b) as between the relevant Obligor and each relevant Sharing Finance Party, an amount equal to the relevant Redistributed Amount will be treated as not having been paid by that Obligor.

29.5 Exceptions

29.5.1 This Clause 29 shall not apply to the extent that the Recovering Finance Party would not, after making any payment pursuant to this Clause, have a valid and enforceable claim against the relevant Obligor.

29.5.2 A Recovering Finance Party is not obliged to share with any other Finance Party any amount which the Recovering Finance Party has received or recovered as a result of taking legal or arbitration proceedings, if:

(a) it notified that other Finance Party of the legal or arbitration proceedings; and

(b) that other Finance Party had an opportunity to participate in those legal or arbitration proceedings but did not do so as soon as reasonably practicable having received notice and did not take separate legal or arbitration proceedings.

30 Finance Party Rights

Clauses 25 (Security Agent) to Clause 29 (Sharing Among the Finance Parties) are for the benefit of the Finance Parties only.  No Obligor shall have any rights or benefits under those Clauses.

SECTION 10
ADMINISTRATION

31 Payment Mechanics

31.1 Payments to the Facility Agent

31.1.1 On each date on which an Obligor or a Finance Party is required to make a payment under a Finance Document, that Obligor or Finance Party shall make the same available to the Facility Agent (unless a contrary indication appears in a Finance Document) in United Stated Dollars for value by no later than 12h00 on the due date and in such funds specified by the Facility Agent by way of a funds flow schedule or otherwise.

31.1.2 Payment shall be made to such account in the principal financial centre of the country of that currency with such bank as the Facility Agent specifies.

31.2 Distributions by the Facility Agent

Each payment received by the Facility Agent under the Finance Documents for another Party shall, subject to Clauses 31.3 (Distributions to an Obligor) and 31.4 (Clawback) be made available by the Facility Agent as soon as practicable after receipt to the Party entitled to receive payment in accordance with the Finance Documents to such account as that Party may notify to the Facility Agent by not less than five (5) Business Days' notice in writing.

31.3 Distributions to an Obligor

The Facility Agent may (with the consent of the Obligor or in accordance with Clause 31.10 (Set-off)) apply any amount received by it for that Obligor in or towards payment (on the date and in the currency and funds of receipt) of any amount due from that Obligor under the Finance Documents or in or towards purchase of any amount of any currency to be so applied.

31.4 Clawback

31.4.1 Where a sum is to be paid to the Facility Agent under the Finance Documents for another Party, the Facility Agent is not obliged to pay that sum to that other Party (or to enter into or perform any related exchange contract) until it has been able to establish to its satisfaction that it has actually received that sum.

31.4.2 If the Facility Agent pays an amount to another Party and it proves to be the case that the Facility Agent had not actually received that amount, then the Party to whom that amount (or the proceeds of any related exchange contract) was paid by the Facility Agent shall on demand refund the same to the Facility Agent together with interest on that amount from the date of payment to the date of receipt by the Facility Agent, calculated by the Facility Agent to reflect its cost of funds.

31.5 Partial payments

31.5.1 Subject to the Hedging Intercreditor Agreement, if the Facility Agent receives a payment for application against amounts due in respect of any Finance Documents that is insufficient to discharge all the amounts then due and payable by an Obligor under those Finance Documents, the Facility Agent shall apply that payment towards the obligations of that Obligor under the Finance Documents in the following order:

(a) first, in or towards payment pro rata of any unpaid amount owing to the Facility Agent, the Security Agent or the Initial Mandated Lead Arranger under the Finance Documents;

(b) secondly, in or towards payment pro rata of any accrued interest, fees, Break Costs, early settlement premiums or commission due but unpaid under those Finance Documents;

(c) thirdly, in or towards payment pro rata of any principal due but unpaid under those Finance Documents; and

(d) fourthly, in or towards payment pro rata of any other sum due but unpaid under the Finance Documents.

31.5.2 The Facility Agent shall, if so directed by the Majority Lenders, vary the order set out in Clause 31.5.1.

31.5.3 This Clause 31.5 will override any appropriation made by an Obligor.

31.6 No set-off by the Obligors

All payments to be made by an Obligor under the Finance Documents shall be calculated and be made without (and free and clear of any deduction for) set-off or counterclaim.

31.7 Business Days

31.7.1 Any payment under the Finance Documents which is due to be made on a day that is not a Business Day shall be made on the next Business Day in the same calendar month (if there is one) or the preceding Business Day (if there is not).

31.7.2 During any extension of the due date for payment of any principal or Unpaid Sum under this Agreement, interest is payable on the principal or Unpaid Sum at the rate payable on the original due date.

31.8 Currency of account

31.8.1 Subject to the provisions of this Clause below, United States Dollars is the currency of account and payment for any sum due from an Obligor under any Finance Document.

31.8.2 Each payment in respect of costs, expenses or Taxes shall be made in the currency in which the costs, expenses or Taxes are incurred.

31.8.3 Any amount expressed to be payable in a currency other than United States Dollars shall be paid in that other currency.

31.9 Disruption to Payment Systems etc.

If either the Facility Agent determines (in its discretion) that a Disruption Event has occurred or the Facility Agent is notified by the Borrower that a Disruption Event has occurred:

31.9.1 the Facility Agent may, and shall if requested to do so by the Borrower, consult with the Borrower with a view to agreeing with the Borrower such changes to the operation or administration of the Facility as the Facility Agent may deem necessary in the circumstances;

31.9.2 the Facility Agent shall not be obliged to consult with the Borrower in relation to any changes mentioned Clause 31.9.1 if, in its opinion, it is not practicable to do so in the circumstances and, in any event, shall have no obligation to agree to those changes;

31.9.3 the Facility Agent shall consult with the Finance Parties in relation to any changes mentioned in Clause 31.9.1 but shall not be obliged to do so if, in its opinion, it is not practicable to do so in the circumstances;

31.9.4 any such changes agreed upon by the Facility Agent and the Borrower shall (whether or not it is finally determined that a Disruption Event has occurred) be binding upon the Parties as an amendment to (or, as the case may be, waiver of) the terms of the Finance Documents notwithstanding the provisions of Clause 34 (Amendments and Waivers);

31.9.5 the Facility Agent shall not be liable for any damages, costs or losses whatsoever (including, without limitation for negligence, gross negligence or any other category of liability whatsoever but not including any claim based on the fraud of the Facility Agent) arising as a result of its taking, or failing to take, any actions pursuant to or in connection with this Clause 31.9; and

31.9.6 the Facility Agent shall notify the Finance Parties of all changes agreed pursuant to Clause 31.9.4.

31.10 Set-off

A Finance Party may set off any matured obligation due from an Obligor under the Finance Documents (to the extent beneficially owned by that Finance Party) against any matured obligation owed by that Finance Party to that Obligor, regardless of the place of payment, booking branch or currency of either obligation.  If the obligations are in different currencies, the Finance Party may convert either obligation at a market rate of exchange in its usual course of business for the purpose of the set-off.

32 Notices

32.1 Communications in writing

Any communication to be made under or in connection with the Finance Documents shall be made in writing and, unless otherwise stated, may be made by e-mail, other electronic communication or letter.

32.2 Addresses

The address and fax number (and the department or officer, if any, for whose attention the communication is to be made) of each Party for any communication or document to be made or delivered under or in connection with the Finance Documents is:

32.2.1 in the case of the Borrower, the address and other details specified opposite its name in Part A of Schedule 1 (The Parties);

32.2.2 in the case of each Guarantor, the address and other details specified opposite its name in Part B of Schedule 1 (The Parties);

32.2.3 in the case of the Facility Agent (in its capacity as such), the address and other details specified opposite its name in Part E of Schedule 1 (The Parties);

32.2.4 in the case of the Security Agent (in its capacity as such), the address and other details specified opposite its name in Part F of Schedule 1 (The Parties);

32.2.5 in the case of each Original Lender (in its capacity as such), the address and other details specified opposite its name in Part C of Schedule 1 (The Parties);

32.2.6 in the case of the Initial Mandated Lead Arranger (in its capacity as such), the address and other details specified opposite its name in Part D of Schedule 1 (The Parties); and

32.2.7 in the case of any other Lender, those details notified in writing to the Facility Agent on or before the date on which it becomes a Party;

or any substitute address or fax number or department or officer as the Party may notify in writing to the Facility Agent (or the Facility Agent may notify to the other Parties, if a change is made by the Facility Agent) by not less than five (5) Business Days' notice.

32.3 Delivery

32.3.1 Any communication, notice or document (for purposes of this clause a communication) made or delivered by one person to another under or in connection with the Finance Documents will only be effective when received by the recipient and, unless the contrary is proved, shall be deemed to be received:

(a) if by way of fax, be deemed to have been received on the first Business Day following the date of transmission provided that the fax is received in legible form;

(b) if delivered by hand, be deemed to have been received at the time of delivery; and

(c) if by way of courier service, be deemed to have been received on the seventh Business Day following the date of such sending,

and if a particular department or officer is specified as part of its address details provided under Clause 32.2 (Addresses), if addressed to that department or officer.

32.3.2 Any communication to be made or delivered to the Facility Agent will be effective only when actually received by the Facility Agent and then only if it is expressly marked for the attention of the department or officer specified in Clause 32.2 (Addresses) (or any substitute department or officer as the Facility Agent shall specify for this purpose).

32.3.3 All communications under the Finance Documents to or from the Borrower shall be sent through the Facility Agent.

32.3.4 All communications under the Finance Documents to or from an Obligor (other than the Borrower) shall be sent through the Borrower.

32.3.5 Each Obligor (other than the Borrower) irrevocably appoints the Borrower to act as its agent:

(a) to give and receive all communications under the Finance Documents;

(b) to supply all information concerning itself to the Facility Agent; and

(c) to sign all documents under or in connection with the Finance Documents.

32.3.6 Any communication made or delivered to the Borrower in connection with a Finance Document in accordance with this Clause 32 will be deemed to have been made or delivered to each of the other Obligors.

32.3.7 A Finance Party may assume that any communication made by the Borrower on behalf of an Obligor is made with the knowledge and consent of that Obligor.

32.3.8 Any communication which becomes effective, in accordance with this Clause 32.3, after 17h00 in the place of receipt shall be deemed only to become effective on the following day.

32.4 Notification of address and fax number

Upon receipt of notification of an address or fax number or change of address or fax number pursuant to Clause 32.2 (Addresses), or changing its own address or fax number, the Facility Agent shall notify the other Parties as soon as reasonably practicable.

32.5 Electronic communication

32.5.1 Any communication to be made between any two Parties under or in connection with the Finance Documents may be made by electronic mail or other electronic means (including, without limitation, by way of posting to a secure website) if those two Parties:

(a) notify each other in writing of their electronic mail address and/or any other information required to enable the transmission of information by that means; and

(b) notify each other of any change to their address or any other such information supplied by them by not less than five (5) Business Days' notice.

32.5.2 Any such electronic communication as specified in Clause 32.5.1 to be made between an Obligor and a Finance Party may only be made in that way to the extent that those two Parties agree that, unless and until notified to the contrary, this is to be an accepted form of communication.

32.5.3 Any such electronic communication as specified in Clause 32.5.1 made between any two Parties will be effective only when actually received (or made available) in readable form and in the case of any electronic communication made by a Party to the Facility Agent only if it is addressed in such a manner as the Facility Agent shall specify for this purpose.

32.5.4 Any electronic communication which becomes effective, in accordance with Clause 32.5.3, after 17h00 in the place in which the Party to whom the relevant communication is sent or made available has its address for the purpose of this Agreement shall be deemed only to become effective on the following day.

32.5.5 Any reference in a Finance Document to a communication being sent or received shall be construed to include that communication being made available in accordance with this Clause 32.5.

32.6 English language

Any notice or other document given under or in connection with any Finance Document shall be in English.

33 Calculations and certificates

33.1 Accounts

In any litigation or arbitration proceedings arising out of or in connection with a Finance Document, the entries made in the accounts maintained by a Finance Party are prima facie evidence of the matters to which they relate.

33.2 Certificates and Determinations

Any certification or determination by a Finance Party of a rate or amount under any Finance Document is, in the absence of manifest error, prima facie evidence of the matters to which it relates.

33.3 Day count convention

Any interest, commission or fee accruing under a Finance Document will accrue from day to day and is calculated on the basis of the actual number of days elapsed and a year of 360 days (irrespective of whether the year in question is a leap year).

34 Amendments and Waivers

34.1 Required consents

34.1.1 Subject to Clause 34.2 (Exceptions) any term of the Finance Documents may be amended or waived only with the consent of the Majority Lenders and the Borrower and any such amendment or waiver will be binding on all Parties.

34.1.2 The Facility Agent may effect and execute, on behalf of any Finance Party, any amendment or waiver permitted by this Clause.

34.1.3 No amendment or waiver contemplated by this Clause 34 shall be of any force or effect unless in writing and signed by or on behalf of the relevant Parties.

34.2 Exceptions

34.2.1 Subject to Clause 34.3 (Replacement of Reference Rate), an amendment, waiver or, (in the case of a Security Document) a consent of, or in relation to, any term of any Finance Document that has the effect of changing or which relates to:

(a) this Clause 34 (Amendments and Waivers);

(b) the definition of Majority Lenders in Clause 1.1 (Definitions);

(c) a change to the date or currency of payment of any amount under the Finance Documents;

(d) a reduction in the Margin or a reduction in the amount of any payment of principal, interest, fees or commission payable;

(e) an increase in or an extension of any Commitment, an extension of the Availability Period or any requirement that a cancellation of Commitments reduces the Commitments of the Lenders rateably under the Facility;

(f) a change to the Borrower, the Borrower, any Obligors, other than in accordance with Clause 23.2 (Conditions of assignment or transfer);

(g) any provision which expressly requires the consent of all the Lenders;

(h) Clause 2.2 (Finance Parties' rights and obligations);

(i) Clause 3.1 (Purpose);

(j) Clause 5.1 (Delivery of a Utilisation Request);

(k) Clause 7.1 (Mandatory Prepayment - illegality);

(l) Clause 7.2 (Mandatory prepayment - sanctions);

(m) Clause 7.3 (Mandatory prepayment - change of control or transfer of business);

(n) Clause 7.4 (Mandatory prepayment - Insurance Proceeds, Compensation Proceeds and Disposal Proceeds);

(o) Clause 7.8 (Application of partial prepayments);

(p) Clause 13.3 (Tax indemnity);

(q) Clause 14 (Increased Costs);

(r) the nature or scope of:

(i) the Secured Property; or

(ii) the manner in which the proceeds of enforcement of the Transaction Security are distributed;

(s) Clause 23 (Changes to the Lenders);

(t) Clause 23.2 (Conditions of assignment or transfer);

(u) Clause 38 (Governing Law); or

(v) Clause 39 (Enforcement),

shall not be made without the prior consent of all the Lenders.

34.2.2 An amendment or waiver which relates to the rights or obligations of the Facility Agent or the Initial Mandated Lead Arranger (each in their capacity as such) may not be effected without the consent of the Facility Agent or, as the case may be, the Initial Mandated Lead Arranger.

34.2.3 An amendment of any provision of Clause 25 (Security Agent) to Clause 29 (Sharing Among the Finance Parties) may be effected without the consent of or notice to any Obligor.

34.3 Replacement of Reference Rate

34.3.1 Subject to Clause 34.2.2 (Exceptions), if the Reference Rate is not available for Term SOFR, any amendment or waiver which relates to providing for another benchmark rate to apply in place of that Reference Rate (or which relates to aligning any provision of a Finance Document to the use of that other benchmark rate) may be made with the consent of the Majority Lenders and the Obligors.

34.3.2 If any Lender fails to respond to a request for an amendment or waiver described in Clause 34.3.1 within ten (10) Business Days (unless the Borrower and the Facility Agent agree to a longer time period in relation to any request) of that request being made:

(a) its Commitment shall not be included for the purpose of calculating the Total Commitments when ascertaining whether any relevant percentage of Total Commitments has been obtained to approve that request; and

(b) its status as a Lender shall be disregarded for the purpose of ascertaining whether the agreement of any specified group of Lenders has been obtained to approve that request.

35 Confidential Information

35.1 Confidential Information

Each Finance Party agrees to keep all Confidential Information confidential and not to disclose it to anyone, except to the extent permitted by Clause 35.2 (Disclosure of Confidential Information), and to ensure that all Confidential Information is protected with security measures and a degree of care that would apply to its own confidential information.

35.2 Disclosure of Confidential Information

Any Finance Party may disclose:

35.2.1 to any of its Affiliates and Related Funds and any of its or their officers, directors, employees, professional advisers, auditors, partners and Representatives such Confidential Information as that Finance Party shall consider appropriate if any person to whom the Confidential Information is to be given pursuant to this Clause 35.2.1 is informed in writing of its confidential nature and that some or all of that Confidential Information may be price-sensitive information except that there shall be no such requirement to so inform if the recipient is subject to professional obligations to maintain the confidentiality of the information or is otherwise bound by requirements of confidentiality in relation to the Confidential Information;

35.2.2 to any other person:

(a) to (or through) whom it Transfers (or may potentially Transfer) all or any of its rights and obligations under one or more Finance Documents or which succeeds (or which may potentially succeed) it as Facility Agent and, in each case, to any of that person's Affiliates, Related Funds, Representatives and professional advisers;

(b) with (or through) whom it enters into (or may potentially enter into), whether directly or indirectly, any sub-participation or other credit participation in relation to, or any other transaction under which payments are to be made or may be made by reference to, one or more Finance Documents and/or one or more Obligors and to any of that person's Affiliates, Related Funds, Representatives and professional advisers;

(c) appointed by any Finance Party or by a person to whom paragraphs (a) or (b) applies to receive communications, notices, information or documents delivered pursuant to the Finance Documents on its behalf (including, without limitation, any person appointed under Clause 26.7 (Relationship with the Lenders));

(d) who invests in or otherwise finances (or may potentially invest in or otherwise finance), directly or indirectly, any transaction referred to in paragraphs (a) or (b);

(e) to whom and to the extent that information is required or requested to be disclosed by any court of competent jurisdiction or any governmental, banking, taxation or other regulatory authority or similar body, the rules of any relevant stock exchange or pursuant to any applicable law or regulation;

(f) to whom and to the extent that information is required to be disclosed in connection with, and for the purposes of, any litigation, arbitration, administrative or other investigations, proceedings or disputes;

(g) to whom or for whose benefit and to the extent that that Finance Party creates (or may create) a Security Interest pursuant to Clause 23.7 (Security over Lenders' rights);

(h) who is a Party; or

(i) with the consent of the Borrower,

in each case, such Confidential Information as that Finance Party shall consider appropriate if:

(i) in relation to paragraphs (a), (b) and (c), the person to whom the Confidential Information is to be given has entered into a Confidentiality Undertaking except that there shall be no requirement for a Confidentiality Undertaking if the recipient is a professional adviser and is subject to professional obligations to maintain the confidentiality of the Confidential Information;

(ii) in relation to paragraph (d), the person to whom the Confidential Information is to be given has entered into a Confidentiality Undertaking or is otherwise bound by requirements of confidentiality in relation to the Confidential Information they receive and is informed that some or all of that Confidential Information may be price-sensitive information; and

(iii) in relation to paragraphs (e), (f) and (g), the person to whom the Confidential Information is to be given is informed of its confidential nature and that some or all of that Confidential Information may be price-sensitive information except that there shall be no requirement to so inform if, in the opinion of that Finance Party, it is not practicable to do so in the circumstances; and

(iv) to any person appointed by that Finance Party or by a person to whom Clause 35.2.2(a) or 35.2.2(b) applies to provide administration or settlement services in respect of one or more of the Finance Documents including without limitation, in relation to the trading of participations in respect of the Finance Documents, such Confidential Information as may be required to be disclosed to enable that service provider to provide any of the services referred to in this paragraph (iv) if the service provider to whom the Confidential Information is to be given has entered into a confidentiality agreement substantially in the form of the LMA Master Confidentiality Undertaking for Use With Administration/Settlement Service Providers or such other form of confidentiality undertaking agreed between the Borrower and the relevant Finance Party;  and

(v) to any rating agency (including its professional advisers) such Confidential Information as may be required to be disclosed to enable such rating agency to carry out its normal rating activities in relation to the Finance Documents and/or the Obligors if the rating agency to whom the Confidential Information is to be given is informed of its confidential nature and that some or all of that Confidential Information may be price-sensitive information.

35.3 Entire agreement

This Clause 35 constitutes the entire agreement between the Parties in relation to the obligations of the Parties under the Finance Documents regarding Confidential Information and supersedes any previous agreement, whether express or implied, regarding Confidential Information.

35.4 Inside information

Each of the Finance Parties acknowledges that some or all of the Confidential Information is or may be price-sensitive information and that the use of that information may be regulated or prohibited by applicable legislation including securities law relating to insider dealing and market abuse and each of the Finance Parties undertakes not to use any Confidential Information for any unlawful purpose.

35.5 Notification of disclosure

Each of the Finance Parties agrees (to the extent permitted by law and regulation) to inform the Borrower:

35.5.1 of the circumstances of any disclosure of Confidential Information made pursuant to Clause 35.2.2(e) (Disclosure of Confidential Information) except where that disclosure is made to any of the persons referred to in that Clause during the ordinary course of its supervisory or regulatory function; and

35.5.2 upon becoming aware that Confidential Information has been disclosed in breach of this Clause 35 (Confidential Information).

35.6 Continuing obligations

The obligations in this Clause 35 (Confidential Information) are continuing and, in particular, shall survive and remain binding on each Party for a period of twelve (12) months from the earlier of:

35.6.1 the date on which all amounts payable by the Obligors under or in connection with the Finance Documents have been paid in full and all Commitments have been cancelled or otherwise cease to be available; and

35.6.2 the date on which that Finance Party otherwise ceases to be a Finance Party.

36 Confidentiality and disclosure of Funding Rates

36.1 Confidentiality and disclosure

36.1.1 The Facility Agent and each Obligor agree to keep each Funding Rate and not to disclose it to anyone, except to the extent permitted by Clauses 36.1.2 and 36.1.3.

36.1.2 The Facility Agent may disclose:

(a) any Funding Rate to the Borrower pursuant to Clause 8.4 (Notification of rates of interest); and

(b) any Funding Rate to any person appointed by it to provide administration services in respect of one or more of the Finance Documents to the extent necessary to enable that service provider to provide those services if the service provider to whom that information is to be given has entered into a confidentiality agreement substantially in the form of the LMA Master Confidentiality Undertaking for Use With Administration /Settlement Service Providers or such other form of confidentiality undertaking agreed between the Facility Agent and the relevant Lender, as the case may be.

36.1.3 The Facility Agent may disclose any Funding Rate, and each Obligor may disclose any Funding Rate, to:

(a) any of its Affiliates and any of its or their officers, directors, employees, professional advisers, auditors, partners and Representatives if any person to whom that Funding Rate is to be given pursuant to this paragraph (a) is informed in writing of its confidential nature and that it may be price-sensitive information except that there shall be no such requirement to so inform if the recipient is subject to professional obligations to maintain the confidentiality of that Funding Rate or is otherwise bound by requirements of confidentiality in relation to it;

(b) any person to whom information is required or requested to be disclosed by any court of competent jurisdiction or any governmental, banking, taxation or other regulatory authority or similar body, the rules of any relevant stock exchange or pursuant to any applicable law or regulation if the person to whom that Funding Rate is to be given is informed in writing of its confidential nature and that it may be price-sensitive information expect that there shall be no requirement to so inform if, in the opinion of the Facility Agent or the relevant Obligor, as the case may be, it is not practicable to do so in the circumstances;

(c) any person to whom information is required to be disclosed in connection with, and for the purposes of, any litigation, arbitration, administrative or other investigation, proceedings or disputes if the person to whom that Funding Rate is to be given is informed in writing of its confidential nature and that it may be price-sensitive information except that there shall be no requirement to so inform if, in the opinion of the Facility Agent or the relevant Obligor, as the case may be, it is not practicable to do so in the circumstances;  and

(d) any person with the consent of the relevant Lender, as the case may be.

36.2 Related Obligations

36.2.1 The Facility Agent and each Obligor acknowledge that each Funding Rate is or may be price-sensitive information and that its use may be regulated or prohibited by applicable legislation including, securities law relating to insider dealing and market abuse and the Facility Agent and each Obligor undertake not to use any Funding Rate for any unlawful purpose.

36.2.2 The Facility Agent and each Obligor agree (to the extent permitted by law and regulation) to inform the relevant Lender, as the case may be:

(a) of the circumstances of any disclosure made pursuant to Clause 36.1.3(b) except where that disclosure is made to any of the persons referred to in that paragraph during the ordinary course of its supervisory or regulatory function; and

(b) upon becoming aware that any information has been disclosed in breach of this Clause 36.

36.3 No event of default

No Event of Default will occur under Clause 22.3 (Other obligations) by reason only of an Obligor's failure to comply with Clause 36 (Confidentiality and disclosure of Funding Rates).

37 General Provisions

37.1 Sole agreement

The Finance Documents constitute the sole record of the agreement between the Parties in regard to the subject matter thereof.

37.2 No implied terms

No Party shall be bound by any express or implied term, representation, warranty, promise or the like, not recorded in a Finance Document.

37.3 Rights and remedies

37.3.1 No failure to exercise, nor any delay in exercising, on the part of any Finance Party, any right or remedy under the Finance Documents shall operate as a waiver, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise or the exercise of any other right or remedy.  The rights and remedies of each Finance Party under the Finance Documents:

(a) are cumulative and not exclusive of its rights under the general law;

(b) may be exercised as often as the Finance Party requires;

(c) may be waived only in writing and specifically.

37.3.2 Delay in the exercise or non-exercise of any right is not a waiver of that right.

37.4 Extensions and waivers

No latitude, extension of time or other indulgence which may be given or allowed by any Party to any other Party in respect of the performance of any obligation or enforcement of any right under a Finance Document, and no single or partial exercise of any right by any Party, shall be construed to be an implied consent by that Party or operate as a waiver or a novation of, or otherwise affect any of that Party's rights under or in connection with a Finance Document or estop that Party from enforcing, at any time and without notice, strict and punctual compliance with each and every provision or term of a Finance Document.

37.5 Partial invalidity

If, at any time, any provision of a Finance Document is or becomes illegal, invalid, unenforceable or inoperable in any respect under any law of any jurisdiction, neither the legality, validity, enforceability or operation of the remaining provisions nor the legality, validity, enforceability or operation of that provision under the law of any other jurisdiction will in any way be affected or impaired.  The term inoperable in this Clause 37.5 shall include, without limitation, inoperable by way of suspension or cancellation.

37.6 Independent advice

Each Obligor acknowledges that it has been free to secure independent legal and other advice as to the nature and effect of all of the provisions of the Finance Documents and that it has either taken such independent legal and other advice or dispensed with the necessity of doing so.  Further, each Obligor acknowledges that all of the provisions of each Finance Document and the restrictions therein contained are part of the overall intention of the Parties in connection with the Finance Documents.

37.7 Counterparts

Each Finance Document may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of the Finance Document.

SECTION 11
GOVERNING LAW AND ENFORCEMENT

38 Governing Law

Each Finance Document and any non-contractual obligations arising out of or in connection with a Finance Document is, unless otherwise expressly stated to the contrary in a Finance Document, governed by English law.

39 Enforcement

39.1 Jurisdiction of English courts

39.1.1 The courts of England have exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement (including a dispute relating to the existence, validity or termination of this Agreement or any non-contractual obligation arising out of or in connection with this Agreement) (a Dispute).

39.1.2 The Parties agree that the courts of England are the most appropriate and convenient courts to settle Disputes and accordingly no Party will argue to the contrary.

39.1.3 This Clause 39.1 is for the benefit of the Finance Parties only.  As a result, no Finance Party shall be prevented from taking proceedings relating to a Dispute in any other courts with jurisdiction.  To the extent allowed by law, the Finance Parties may take concurrent proceedings in any number of jurisdictions.

39.2 Service of process

39.2.1 Without prejudice to any other mode of service allowed under any relevant law, each Obligor:

(a) irrevocably appoints BUK West Africa Limited as its agent for service of process in relation to any proceedings before the English courts in connection with any Finance Document; and

(b) agrees that failure by an agent for service of process agent to notify any Obligor of the process will not invalidate the proceedings concerned.

39.2.2 If any person appointed as an agent for service of process is unable for any reason to act as agent for service of process, the Borrower (on behalf of the Obligors) must immediately (and in any event within five (5) Business Days of such event taking place) appoint another agent on terms acceptable to the Finance Parties.  Failing this, the Finance Parties may appoint another agent for this purpose.

40 Waiver of Immunity

40.1 Each Obligor irrevocably and unconditionally:

40.1.1 agrees not to claim any immunity from suit, execution, attachment or other legal process brought by a Finance Party against it in relation to a Finance Document, and to ensure that no such claim is made on its behalf;

40.1.2 consents generally to the giving of any relief or the issue of any process in connection with those proceedings; and

40.1.3 waives any right it may have to claim for itself or any of its assets immunity from suit, execution, attachment or other legal process.

THIS AGREEMENT has been entered into on the date stated at the beginning of this Agreement.

SCHEDULE 1
THE PARTIES

Part A

Name of Borrower	Address for purposes of Clause 32 (Notices)	Registration number (or equivalent, if any)
ASANKO GOLD GHANA LTD	House Number 4, Sir Arku Korsah Road, Airport Residential Area, Accra, Ghana	CS550192015

Part B

Name of Original Guarantor	Address for purposes of Clause 32 (Notices)	Registration number (or equivalent, if any)
SHIKA GROUP FINANCE LIMITED	Falcon Cliff, Palace Road, Douglas, IM2 4LB, Isle of Man	016154V
GALIANO GOLD INC.	1640 - 1066 West Hastings Street, Vancouver, BC V6E 3X1, Canada	BC1173573
GALIANO INTERNATIONAL (ISLE OF MAN) LTD.	Falcon Cliff, Palace Road, Douglas, IM2 4LB, Isle of Man	018691V
GALIANO GOLD (ISLE OF MAN) LTD.	Falcon Cliff, Palace Road, Douglas, IM2 4LB, Isle of Man	018692V

Part C

Name of Original Lender	Office and Address for purposes of Clause 32 (Notices)	Registration number (or equivalent, if any)	Commitment
FIRSTRAND BANK LIMITED (ACTING THROUGH ITS RAND MERCHANT BANK DIVISION)	14th Floor 1 Merchant Place Corner Fredman Drive and Rivonia Road Sandown Sandton 2196	1929/001225/06	USD75,000,000

Part D

Name of Initial Mandated Lead Arranger	Address for purposes of Clause 32 (Notices)	Registration number (or equivalent, if any)
FIRSTRAND BANK LIMITED (ACTING THROUGH ITS RAND MERCHANT BANK DIVISION)	14th Floor 1 Merchant Place Corner Fredman Drive and Rivonia Road Sandown Sandton 2196	1929/001225/06

Part E

Name of Facility Agent	Address for Purposes of Clause 32 (Notices)	Registration number (or equivalent, if any)
FIRSTRAND BANK LIMITED (ACTING THROUGH ITS RAND MERCHANT BANK DIVISION)	14th Floor 1 Merchant Place Corner Fredman Drive and Rivonia Road Sandton 2196	1929/001225/06

Part F

Name of Security Agent	Address for Purposes of Clause 32 (Notices)	Registration number (or equivalent, if any)
FIRSTRAND BANK LIMITED (ACTING THROUGH ITS RAND MERCHANT BANK DIVISION)	14th Floor 1 Merchant Place Corner Fredman Drive and Rivonia Road Sandown Sandton 2196	1929/001225/06

SCHEDULE 2
Conditions Precedent

Part A
Conditions Precedent to Initial Utilisation

1 Obligors

1.1 A copy of the constitutional documents of each Obligor.

1.2 A copy of a resolution of the board of directors of each Obligor:

(a) approving the terms of, and the transactions contemplated by, the Finance Documents to which it is a party and resolving that it execute the Finance Documents to which it is a party;

(b) authorising a specified person or persons to execute the Finance Documents to which it is a party on its behalf; and

(c) authorising a specified person or persons, on its behalf, to sign and/or despatch all documents and notices (including, if relevant, any Utilisation Request) to be signed and/or despatched by it under or in connection with the Finance Documents to which it is a party.

1.3 To the extent required by any other applicable law, and with reference to the constitutional documents of a Credit Party, a copy of a resolution duly passed by the holders of the issued shares of that Credit Party, approving the terms of, and the transactions contemplated by, the Finance Documents to which that Credit Party is a party.

1.4 A specimen of the signature of each person authorised by the resolution referred to in paragraph 1.2.

1.5 A certificate of an authorised signatory of the Borrower confirming that:

(a) borrowing or guaranteeing, as appropriate, the Total Commitments would not cause any borrowing, guaranteeing or similar limit binding on it to be exceeded;

(b) all representations and warranties set out in Clause 18 (Representations) are true and correct;

(c) no Default or Event of Default has occurred or is continuing or will result from the execution of the Finance Documents;

(d) no event or series of events or circumstances has occurred or arisen which has or is reasonably likely to have a Material Adverse Effect; and

(e) each copy document relating to it specified in this Part A of Schedule 2 is correct, complete and in full force and effect as at a date no earlier than the date of this Agreement.

1.6 A certificate of an authorised signatory of each Obligor confirming that:

(a) borrowing or guaranteeing, as appropriate, the Total Commitments would not cause any borrowing, guaranteeing or similar limit binding on it to be exceeded; and

(b) each copy document relating to it specified in this Part A of Schedule 2 is correct, complete and in full force and effect as at a date no earlier than the date of this Agreement.

1.7 In respect of each Obligor incorporated in the Isle of Man under the Isle of Man Companies Act 2006, a registered agent's certificate.

2 Legal opinions

2.1 A legal opinion of Norton Rose Fulbright LLP, legal advisers to the Initial Mandated Lead Arranger and the Facility Agent as to the enforceability of the English-law Finance Documents, substantially in the form distributed to the Original Lenders prior to signing this Agreement.

2.2 A legal opinion of ENS, legal advisers to the Initial Mandated Lead Arranger and the Facility Agent in Ghana, substantially in the form distributed to the Original Lenders prior to signing this Agreement as to the enforceability of the Ghanaian-law Finance Documents.

2.3 A legal opinion of Kimathi & Partners, Corporate Attorneys, legal advisers to the Obligors in Ghana, substantially in the form distributed to the Original Lenders prior to signing this Agreement, in respect of the capacity of each Ghanaian-incorporated Obligor.

2.4 A legal opinion of Appleby (Isle of Man) LLC, legal advisers to the Initial Mandated Lead Arranger and the Facility Agent in the Isle of Man, substantially in the form distributed to the Original Lenders prior to signing this Agreement, in respect of the enforceability of each Isle of Man-law Finance Document.

2.5 A legal opinion of Cains Advocates Limited, legal advisers to the Obligors in Isle of Man, substantially in the form distributed to the Original Lenders prior to signing this Agreement, in respect of the capacity of each Isle of Man-incorporated Obligor.

2.6 A legal opinion of Blake, Cassels & Graydon LLP, legal advisers to the Obligors in Canada, substantially in the form distributed to the Original Lenders prior to signing this Agreement, in respect of the enforceability of the Canadian-law Finance Documents and capacity of the Canadian-incorporated Obligors.

2.7 A legal opinion of Norton Rose Fulbright Australia LLP, legal advisers to the Initial Mandated Lead Arranger and the Facility Agent as to the enforceability of the Australian-law Finance Documents, substantially in the form distributed to the Original Lenders prior to signing this Agreement.

3 Finance Documents and security

3.1 A copy of each Finance Document duly entered into by each party to it and, where applicable, stamped and delivered to the relevant registries in registrable form for registration (together with all executed documents necessary to register them (as the case requires) (and in the case of the Security Documents, any originals requested by the Facility Agent), including, without limitation:

(a) subject to clause 21.28, evidence that each Finance Document (to which the Borrower is party, other than each Security Document governed by Ghanaian law) has been stamped pursuant to the Stamp Duty Act, 2005 (Act 689);

(b) evidence that the Minister of Lands and Natural Resources and the Minerals Commission have been duly notified of the Borrower's intention to utilise the Facility, with such notification having been provided at least twenty-one (21) days prior to the date of the first Utilisation.

3.2 Where applicable, all documents of title required to be provided under the Security Documents including in relation to shares and other securities that are subject to Transaction Security:

(a) the original share certificates (or applicable certificates of title in respect of other securities);

(b) an original securities transfer form duly executed by the relevant Obligor (undated and left blank as to the transferee);

(c) a resolution by the directors of each company the shares of which are subject to Transaction Security, acknowledging the pledge and agreeing to give effect to any transfer of shares that may occur as a result; and

(d) a shareholder resolution amending the articles of association of each Obligor incorporated in the Isle of Man whose shares are subject to security under the terms of the Security Documents, removing any restrictions on transfer.

3.3 A copy of all notices required to be sent, acknowledgements required to be delivered and other documents required to be executed under the Security Documents, duly executed by the persons party thereto.

4 Credit Approval

The approval of the credit committees and/or boards of directors of each Lender of the grant of the Facility to the Borrower under the Finance Documents.

5 Know Your Customer Requirements

Such documentation and other evidence as is reasonably requested by the Facility Agent (for itself or on behalf of any other Finance Party) to carry out and be satisfied that it has complied with all necessary know your customer or similar identification procedures under applicable laws and regulations pursuant to the transactions contemplated in the Finance Documents.

6 Other documents and evidence

6.1 A copy of the Original Financial Statements of each Obligor.

6.2 A copy of the Original Financial Model.

6.3 Evidence that all required Insurances are on risk and a letter of appropriateness from independent insurance brokers addressed to the Finance Parties.

6.4 Evidence that any process agent referred to in Clause 39.2 (Service of process) has accepted its appointment.

6.5 Evidence that the Hedging Protocol has been approved by the Borrower and that the Borrower is in compliance with Clause 21.10 (Treasury Transactions and Hedging Protocol).

6.6 Evidence that the Borrower has (i) established and maintains a separate bank account (the Stamp Duty Reserve Account) with the Stamp Duty Reserve Account Bank in compliance with Clause 21.28 (Stamp Duty) and in accordance with the terms of the Stamp Duty Reserve Account Bank Agreement, and (ii) deposited into the Stamp Duty Reserve Account an amount equal to USD[Redacted - commercially sensitive] for stamp duty fees.

6.7 Copies of each duly executed but undated Ghanaian Security Amendment Agreements to the Security Documents governed by Ghanaian law in compliance with Clause 21.28 (Stamp Duty).

6.8 A certificate of Kimathi & Partners, Corporate Attorneys, legal advisers to the Obligors in Ghana, substantially in the form distributed to the Original Lenders prior to signing this Agreement, certifying that the Borrower is not party to any litigation, arbitration, expert determination, alternative dispute resolution or administrative proceedings of or before any court, arbitral body or agency which would have a Material Adverse Effect.

6.9 Evidence that the fees, costs and expenses then due from the Borrower pursuant to Clause 12 (Fees) and Clause 17 (Costs and Expenses) have been paid or will be paid by the Closing Date.

6.10 A copy of any other Authorisation or other document, opinion or assurance which the Facility Agent considers to be necessary or desirable (if it has notified the Borrower accordingly) in connection with the entry into and performance of the transactions contemplated by any Finance Document or for the validity and enforceability of any Finance Document.

6.11 A copy of a written confirmation duly executed by Gold Fields (BVI) addressed to the relevant Obligors (with a copy to the Security Agent), whereby Gold Fields (BVI) provides its consent to the execution of the Galiano International (IOM) Share Pledge and Galiano Gold (IOM) Share Pledge and the granting of the Security Interests as contemplated therein in favour of the Security Agent.

Part B
Conditions Precedent required to be delivered by the Additional Guarantor

1 Additional Guarantor

1.1 A copy of the constitutional documents of the Additional Guarantor.

1.2 A copy of a resolution of the board of directors of the Additional Guarantor:

(a) approving the terms of, and the transactions contemplated by, the Accession Letter and the other Finance Documents to which it is a party and resolving that it execute the Accession Letter and other Finance Documents to which it is a party;

(b) authorising a specified person or persons to execute the Accession Letter and the other Finance Documents to which it is a party on its behalf; and

(c) authorising a specified person or persons, on its behalf, to sign and/or despatch all documents and notices to be signed and/or despatched by it under or in connection with the Accession Letter and the other Finance Documents to which it is a party.

1.3 If applicable, a copy of a resolution duly passed by the holders of the issued shares of the Additional Guarantor authorising it to provide the "financial assistance" that may arise as a result of its entry into the Accession Letter and the other Finance Documents to which it is a party.

1.4 To the extent required by any other applicable law, and with reference to the constitutional documents of the Additional Guarantor, a copy of a resolution duly passed by the holders of the issued shares of that Additional Guarantor, approving the terms of, and the transactions contemplated by, the Accession Letter and the other Finance Documents to which that Additional Guarantor is a party.

2 A specimen of the signature of each person authorised by the resolution referred to in paragraph 1.2.

3 A certificate of an authorised signatory of the Additional Guarantor confirming that:

(a) guaranteeing, as appropriate, the Total Commitments would not cause any guaranteeing or similar limit binding on it to be exceeded;

(b) no Default or Event of Default has occurred or is continuing or will result from the execution of the Finance Documents to which it is a party;

(c) no event or series of events or circumstances has occurred or arisen which has or is reasonably likely to have a Material Adverse Effect;

(d) it is, and will remain, solvent as at the date of the certificate and as at the date of entering into the Finance Documents to which it is a party, taking into account any liabilities incurred by it under the Finance Documents to which it is a party; and

(e) each copy document relating to it specified in this Part B of Schedule 2 is correct, complete and in full force and effect.

4 Finance Documents and security

A copy of the Accession Letter, duly executed by the Additional Guarantor and the Borrower.

5 Legal opinions

5.1 If required by the Facility Agent, a legal opinion of the legal advisers to the Initial Mandated Lead Arranger and the Facility Agent as to matters of enforceability.

5.2 A legal opinion of the legal advisers to the Initial Mandated Lead Arranger and the Facility Agent in the jurisdiction in which the Additional Guarantor is incorporated.

6 Other documents and evidence

6.1 If such entity is subject to ongoing audits by an accounting firm, the latest audited financial statements of the Additional Guarantor.

6.2 A copy of any other Authorisation or other document, opinion or assurance which the Facility Agent considers to be necessary or desirable in connection with the entry into and performance of the transactions contemplated by the Accession Letter or for the validity and enforceability of any Finance Document.

6.3 If the proposed Additional Guarantor is incorporated in a jurisdiction other than England and Wales, evidence that the process agent specified in Clause 39.2 (Service of process), if not an Additional Guarantor, has accepted its appointment in relation to the proposed Additional Guarantor.

SCHEDULE 3
FORM OF UTILISATION REQUEST

To: FIRSTRAND BANK LIMITED (ACTING THROUGH ITS RAND MERCHANT BANK DIVISION), as Facility Agent

From: Asanko Gold Ghana Ltd

Dated: [●]

Dear Sirs,

USD75,000,000 revolving credit facility agreement dated [●], 2025
(the Agreement)

1 We refer to the Agreement.  This is a Utilisation Request.  Terms defined in the Agreement have the same meaning in this Utilisation Request unless given a different meaning in this Utilisation Request.

2 We wish to borrow a Loan on the following terms:

Proposed Utilisation Date:	[●] (or, if that is not a Business Day, the next Business Day)

Interest Period:	[One / Three / Six] months

Amount:	USD[●] or, if less, the Available Facility

3 We confirm that each condition specified in Clause 4.2 (Further conditions precedent) of this Agreement is satisfied on the date of this Utilisation Request.

4 [We agree that you retain an amount equal to USD[●] of the proceeds of the Loan disbursed to us pursuant to this Utilisation Request, and that that amount be applied in and towards discharging [insert details of fees / other costs] [plus value-added tax thereon on] the Utilisation Date.]

5 The proceeds of this Loan should be credited to [account].

6 This Utilisation Request is irrevocable.

Yours faithfully,

Asanko Gold Ghana Ltd

SCHEDULE 4
FORM OF TRANSFER CERTIFICATE

To: [FACILITY AGENT], as Facility Agent

From: [THE EXISTING LENDER] (the Existing Lender) and [the New Lender] (the New Lender)

Dated: [●]

USD75,000,000 revolving credit facility agreement dated [●], 2025
(the Agreement)

1 We refer to the Agreement.  This is a Transfer Certificate.  Terms defined in the Agreement have the same meaning in this Transfer Certificate unless given a different meaning in this Transfer Certificate.

2 We refer to Clause 23.4 (Procedure for transfer) of the Agreement:

2.1 The Existing Lender and the New Lender agree to the Existing Lender transferring to the New Lender by cession and delegation all or part of the Existing Lender's Commitment, rights and obligations referred to in the Schedule in accordance with Clause 23.4 (Procedure for transfer) of the Agreement.

2.2 The proposed Transfer Date is [●].

2.3 The office and address through which the New Lender will perform its obligations, fax number and attention details for notices of the New Lender for the purposes of Clause 32.2 (Addresses) of the Agreement are set out in the Schedule.

3 On and with effect from the Transfer Date the New Lender:

3.1 becomes party to the Agreement as a Lender;

3.2 [becomes a party to the Subordination Deed as a Lender];

3.3 undertakes to perform all the obligations expressed in the Agreement and other applicable Finance Documents to be assumed by a Lender;  and

3.4 agrees that it shall be bound by all the provisions of the Agreement and other applicable Finance Documents as if it had been an original party to those Finance Documents as a Lender.

4 The New Lender expressly acknowledges the limitations on the Existing Lender's obligations set out in Clause 23.3.3 (Limitation of responsibility of Existing Lender) of the Agreement.

5 This Transfer Certificate may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this Transfer Certificate.

6 This Transfer Certificate and any non-contractual obligations arising out of or in connection with it are governed by English law.

7 This Transfer Certificate has been entered into on the date stated at the beginning of this Transfer Certificate.

[EXISTING LENDER]

By:

[NEW LENDER]

By:

This Transfer Certificate is accepted by the Facility Agent and the Transfer Date is confirmed as [●].

[FACILITY AGENT]

By:

As Facility Agent and for and on behalf of each of the parties to the Agreement (other than the Existing Lender and the New Lender).

[Note: The execution of this Transfer Certificate may not transfer a proportionate share of the Existing Lender's interest in security in all cases.  It is the responsibility of the New Lender to ascertain whether any other documents or other formalities are required to perfect a transfer of such a share in the Existing Lender's security and, if so, to arrange for execution of those documents and completion of those formalities.]

THE SCHEDULE

Commitment/rights and obligations to be transferred

[insert relevant details, including applicable Commitment (or part) and participation in Loans]

Part A
Commitments

Commitment
[●]

Part B
Participations In Loans

Loans
[●]

Part C
Administrative Details of the New Lender

[Insert details of address for notices and payment details, etc]

SCHEDULE 5
Form of Assignment Agreement

To: [FACILITY AGENT], as Facility Agent

From: [THE EXISTING LENDER] (the Existing Lender) and [the New Lender] (the New Lender)

Dated: [●]

USD75,000,000 revolving credit facility agreement dated [●], 2025
(the Agreement)

1 We refer to the Agreement.  This is an Assignment Agreement.  Terms defined in the Agreement have the same meaning in this Assignment Agreement unless given a different meaning in this Assignment Agreement.

2 We refer to Clause 23.5 (Procedure for assignment):

2.1 The Existing Lender assigns absolutely to the New Lender all the rights of the Existing Lender under the Agreement and the other Finance Documents which relate to that portion of the Existing Lender's Commitment and participations in Loans under the Agreement as specified in the Schedule.

2.2 The Existing Lender is released from all the obligations of the Existing Lender which correspond to that portion of the Existing Lender's Commitment and participations in Loans under the Agreement specified in the Schedule.

2.3 The New Lender becomes a Party as a Lender [and becomes a party to the Subordination Deed as Lender] and is bound by obligations equivalent to those from which the Existing Lender is released under paragraph 2.2 above.

3 The proposed Transfer Date is [●].

4 On the Transfer Date the New Lender becomes Party to the Finance Documents as a Lender.

5 The address, fax number and attention details for notices of the New Lender for the purposes of Clause 32 (Notices) are set out in the Schedule.

6 The New Lender expressly acknowledges the limitations on the Existing Lender's obligations set out in Clause 23.3.3 (Limitation of responsibility of Existing Lender).

7 This Assignment Agreement acts as notice to the Facility Agent (on behalf of each Finance Party) and, upon delivery in accordance with Clause 23.6 (Copy of Transfer Certificate or Assignment Agreement to the Borrower), to the Borrower (on behalf of each Obligor) of the assignment referred to in this Assignment Agreement.

8 This Assignment Agreement may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this Assignment Agreement.

9 This Assignment Agreement and any non-contractual obligations arising out of or in connection with it are governed by English law.

10 This Assignment Agreement has been entered into on the date stated at the beginning of this Assignment Agreement.

THE SCHEDULE

Rights to be assigned and obligations to be released and undertaken

[insert relevant details]

[Address, fax number and attention details for notices and account details for payments]

[Existing Lender]	[New Lender]

By:	By:

This Assignment Agreement is accepted by the Facility Agent and the Transfer Date is confirmed as [●].

Signature of this Assignment Agreement by the Facility Agent constitutes confirmation by the Facility Agent of receipt of notice of the assignment referred to herein, which notice the Facility Agent receives on behalf of each Finance Party.

[Facility Agent]

By:

SCHEDULE 6
FORM OF COMPLIANCE CERTIFICATE

To: FIRSTRAND BANK LIMITED (ACTING THROUGH ITS RAND MERCHANT BANK DIVISION), as Facility Agent

From: ASANKO GOLD GHANA LTD

Dated: [●]

Dear Sirs,

USD75,000,000 revolving credit facility agreement dated [●], 2025
(the Agreement)

1 We refer to the Agreement.  This is a Compliance Certificate.  Terms defined in the Agreement have the same meaning when used in this Compliance Certificate unless given a different meaning in this Compliance Certificate.

2 We confirm that as at [relevant testing date] the following financial ratios referred to in Clause 20 (Financial Covenants) of the Agreement were at the levels set out below:

Financial covenant ratio	As calculated	Required	Compliance Y/N
Gearing		0.25:1
Leverage		2.50:1
Interest Cover		4.00:1

[Insert details of covenants to be certified]

3 We set out below calculations establishing the figures in paragraph 2:

[●]

4 [We confirm that no Default is continuing.]1

Signed:

	Director	Director
	ASANKO GOLD GHANA LTD	ASANKO GOLD GHANA LTD

1 If this statement cannot be made, the certificate should identify any Default that is continuing and the steps, if any, being taken to remedy it.

SCHEDULE 7
EXISTING SECURITY INTERESTS

Canada

Debtor	Secured Party	Registration Number	Jurisdiction / Registry
Galiano Gold Inc.	Bank of Montreal / Banque de Montreal	198101P	British Columbia Personal Property Registry
735939P
113088R
	Gold Fields Orogen Holding (BVI) Limited	576611R

Isle of Man

Debtor	Secured Party	Registration Number	Jurisdiction / Registry
Galiano International (Isle of Man) Ltd.	Gold Fields Orogen Holding (BVI) Limited	0000071229	Companies Registry Department for Enterprise Isle of Man
Galiano Gold (Isle of Man) Ltd.		N/A

Ghana

Debtor	Secured Party	Registration Number	Jurisdiction / Registry
Asanko Gold Ghana Limited	Societe Generale Ghana Limited	2022-507872	Collateral Registry, Ghana
2023-797931
	Consolidated Bank Ghana Limited	2022-511021

SCHEDULE 8
HEDGING PROTOCOL

[Redacted - commercially sensitive]

SCHEDULE 9
FORM OF ACCESSION LETTER

To: [⬤] as Facility Agent

From: [⬤] (Acceding Entity) and ASANKO GOLD GHANA LTD

Dated:

Dear Sirs

ASANKO GOLD GHANA LTD - USD75,000,000 Facility Agreement
dated [⬤] (the Agreement)

1 We refer to the Agreement.  This is an Accession Letter as referred to in the Agreement and the Guarantee.  Terms defined in the Agreement and Guarantee (as applicable) have the same meaning in this Accession Letter unless given a different meaning in this Accession Letter.

2 The Acceding Entity agrees to become an Additional Guarantor and to be bound by the terms of the Agreement and the Guarantee as an Additional Guarantor pursuant to clause 24.2 (Additional Guarantors) of the Agreement and clause [9.3] (Additional Guarantors) of the Guarantee.  The Acceding Entity is a company duly incorporated under the laws of [name of relevant jurisdiction].

3 The Acceding Entity's administrative details are as follows:

Address: [⬤]

Email address: [⬤]

Fax No: [⬤]

Attention: [⬤]

4 The Repeating Representations are correct on the date of this Accession Letter.

5 This Accession Letter and any non-contractual obligations arising out of or in connection with it are governed by English law.

This Accession Letter is entered into by deed.

[Borrower]	[Acceding Entity]

SCHEDULE 10
LITIGATION

[Redacted - commercially sensitive]

SCHEDULE 11
ORIGINAL TRANSACTION SECURITY

1 In respect of the Borrower, a Security Interest(s) governed by:

1.1 the laws of Ghana over all present and future assets of the Borrower, including:

(a) all its Transaction Bank Accounts located in Ghana;

(b) all its Mine Assets (including all Mining Leases and immovable property) (other than any Excluded Mining Leases);

(c) all its rights and interests arising in connection with any shareholder or intercompany loans made among the Obligors; and

(d) all its other movable property and personal property,

(the Debenture); and

1.2 the laws of Australia over all of its rights and interest in the Gold Proceeds Account and Gold Metals Account (the Specific Security Deed).

2 In respect of Shika Group Finance, a Security Interest(s) governed by the laws of the Isle of Man (as applicable) over all present and future assets of Shika Group Finance, including:

2.1 all its rights and interests arising in connection with any shareholder or intercompany loan made among the Obligors; and

2.2 all its other movable assets and personal property (including, without limitation, the Shika Group Account).

3 In respect of Galiano Gold (IOM):

3.1 a Security Interest(s) governed by the laws of the Isle of Man over all present and future assets of Galiano Gold (IOM), including:

4.1.1 all the shares, securities and other ownership interest which it holds in the Shika Group Finance;

4.1.2 all of its rights and interest arising in connection with any shareholder or intercompany loan made among the Obligors; and

4.1.3 all its other movable assets and personal property; and

3.2 a Security Interest(s) governed by the laws of Ghana over all the shares, securities and other ownership interest which it holds in the Borrower; and

4 In respect of Galiano International (IOM):

4.1 a Security Interest(s) governed by the laws of the Isle of Man over all present and future assets of Galiano International (IOM), including:

5.1.1 all the shares, securities and other ownership interest which it holds in the Galiano Gold (IOM) (the Galiano Gold (IOM) Share Pledge);

5.1.2 all of its rights and interest arising in connection with any shareholder or intercompany loan made among the Obligors; and

5.1.2 all its other moveable assets and personal property; and

5 In respect of Galiano Gold (Canada), a Security Interest(s) governed by the laws of the Isle of Man over all the shares, securities and other ownership interest which it holds in the Galiano International (IOM) (the Galiano International (IOM) Share Pledge).

Signature Page

BORROWER

(signed) - "signed"		(signed) - "signed"

For and on behalf of:		For and on behalf of:

ASANKO GOLD GHANA LTD		ASANKO GOLD GHANA LTD

Name:	[Redacted - personal information]	Name:	[Redacted - personal information]

Office:		Office:
	(who warrants his authority)		(who warrants his authority)

[signature page to Facility
Agreement]

ORIGINAL GUARANTOR

(signed) – “signed”

For and on behalf of:

SHIKA GROUP FINANCE LIMITED

Name:	[Redacted - personal information]
Office:	[Redacted - personal information]

(who warrants his authority)

[signature page to Facility
Agreement]

ORIGINAL GUARANTOR

(signed) – “signed”

For and on behalf of:

GALIANO GOLD INC.

Name:	[Redacted - personal information]
Office:	[Redacted - personal information]

(who warrants his authority)

[signature page to Facility
Agreement]

ORIGINAL GUARANTOR

(signed) – “signed”

For and on behalf of:

GALIANO INTERNATIONAL (ISLE OF MAN) LTD.

Name:	[Redacted - personal information]
Office:	[Redacted - personal information]

(who warrants his authority)

[signature page to Facility
Agreement]

ORIGINAL GUARANTOR

(signed) – “signed”

For and on behalf of:

GALIANO GOLD (ISLE OF MAN) LTD.

Name:	[Redacted - personal information]
Office:	[Redacted - personal information]

(who warrants his authority)

[signature page to Facility
Agreement]

INITIAL MANDATED LEAD ARRANGER

(signed) - "signed"		(signed) - "signed"

For and on behalf of: FIRSTRAND BANK LIMITED (ACTING THROUGH ITS RAND MERCHANT BANK DIVISION)		For and on behalf of: FIRSTRAND BANK LIMITED (ACTING THROUGH ITS RAND MERCHANT BANK DIVISION)

Name:	[Redacted - personal information]	Name:	[Redacted - personal information]

Office:	[Redacted - personal information]	Office:	[Redacted - personal information]
	(who warrants his authority)		(who warrants his authority)

[signature page to Facility
Agreement]

FACILITY AGENT

(signed) - "signed"		(signed) - "signed"

For and on behalf of:		For and on behalf of:
FIRSTRAND BANK LIMITED (ACTING THROUGH ITS RAND MERCHANT BANK DIVISION)		FIRSTRAND BANK LIMITED (ACTING THROUGH ITS RAND MERCHANT BANK DIVISION)

Name:	[Redacted - personal information]	Name:	[Redacted - personal information]

Office:	[Redacted - personal information]	Office:	[Redacted - personal information]
	(who warrants his authority)		(who warrants his authority)

[signature page to Facility
Agreement]

ORIGINAL LENDER

(signed) - "signed"		(signed) - "signed"

For and on behalf of:		For and on behalf of:
FIRSTRAND BANK LIMITED (ACTING THROUGH ITS RAND MERCHANT BANK DIVISION)		FIRSTRAND BANK LIMITED (ACTING THROUGH ITS RAND MERCHANT BANK DIVISION)

Name:	[Redacted - personal information]	Name:	[Redacted - personal information]

Office:	[Redacted - personal information]	Office:	[Redacted - personal information]
	(who warrants his authority)		(who warrants his authority)

[signature page to Facility
Agreement]

SECURITY AGENT

(signed) - "signed"		(signed) - "signed"

For and on behalf of:		For and on behalf of:
FIRSTRAND BANK LIMITED (ACTING THROUGH ITS RAND MERCHANT BANK DIVISION)		FIRSTRAND BANK LIMITED (ACTING THROUGH ITS RAND MERCHANT BANK DIVISION)

Name:	[Redacted - personal information]	Name:	[Redacted - personal information]

Office:	[Redacted - personal information]	Office:	[Redacted - personal information]
	(who warrants his authority)		(who warrants his authority)

[signature page to Facility
Agreement]